FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On June 26, 2014, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2014 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Act.

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2014.

2.	English translation of Management’s Report on Internal Control Over Financial Reporting and Confirmation Letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 31, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

EXHIBIT 1

Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for the Fiscal Year Ended March 31, 2014

An English translation of the underlined items above is included below.

PART I     Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Year ended March 31	2010	2011	2012	2013	2014
Total revenue (Mil yen)	1,356,751	1,385,492	1,851,760	2,079,943	1,831,844
Net revenue (Mil yen)	1,150,822	1,130,698	1,535,859	1,813,631	1,557,070
Income (loss) before income taxes (Mil yen)	105,247	93,255	84,957	237,730	361,614
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders (Mil yen)	67,798	28,661	11,583	107,234	213,591
Comprehensive income (loss) attributable to NHI shareholders (Mil yen)	77,103	8,097	(3,870)	194,988	291,622
Total equity (Mil yen)	2,133,014	2,091,636	2,389,137	2,318,983	2,553,213
Total assets (Mil yen)	32,230,428	36,692,990	35,697,312	37,942,439	43,520,314
Shareholders’ equity per share (Yen)	579.70	578.40	575.20	618.27	676.15
Net income (loss) attributable to NHI common shareholders per share—basic (Yen)	21.68	7.90	3.18	29.04	57.57
Net income (loss) attributable to NHI common shareholders per share—diluted (Yen)	21.59	7.86	3.14	28.37	55.81
Total NHI shareholders’ equity as a percentage of total assets (%)	6.6	5.7	5.9	6.0	5.8
Return on shareholders’ equity (%)	3.70	1.36	0.55	4.87	8.88
Price/earnings ratio (times)	31.78	55.06	115.09	19.87	11.50
Cash flows from operating activities (Mil yen)	(1,500,770)	(235,090)	290,863	549,501	457,426
Cash flows from investing activities (Mil yen)	(269,643)	(423,214)	9,942	(160,486)	(103,195)
Cash flows from financing activities (Mil yen)	2,176,530	1,284,243	(844,311)	(701,623)	289,385
Cash and cash equivalents at end of the year (Mil yen)	1,020,647	1,620,340	1,070,520	805,087	1,489,792
Number of staffs	26,374	26,871	34,395	27,956	27,670
[Average number of temporary staffs, excluded from above]	[4,728 ]	[4,199 ]	[7,313 ]	[6,372 ]	[4,266	]

1	The selected financial data of Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	Shareholders’ equity per share, Total NHI shareholders’ equity as a percentage of total assets, Return on shareholders’ equity are calculated using Total NHI shareholders’ equity.

3	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.

4	Certain contract employees are included in Number of staffs.

(2)	Selected stand alone financial data for the latest five fiscal years

Year ended March 31,	2010	2011	2012	2013	2014
Operating revenue (Mil yen)	220,873	219,875	270,521	278,523	399,318
Ordinary income (Mil yen)	29,121	11,690	52,526	67,577	185,224
Net income (loss) (Mil yen)	12,083	(15,094)	32,879	42,210	107,858
Common stock (Mil yen)	594,493	594,493	594,493	594,493	594,493
Number of issued shares (1,000 shares)	3,719,133	3,719,133	3,822,563	3,822,563	3,822,563
Shareholders’ equity (Mil yen)	1,806,307	1,764,894	1,841,400	1,875,723	1,918,276
Total assets (Mil yen)	4,566,078	5,278,581	5,438,184	5,775,850	6,190,114
Shareholders’ equity per share (Yen)	485.62	481.23	488.38	492.88	504.02
Dividend per share (Yen)	8.00	8.00	6.00	8.00	17.00
The first quarter	—	—	—	—	—
The second quarter	4.00	4.00	4.00	2.00	8.00
The third quarter	—	—	—	—	—
The end of a term (the fourth quarter)	4.00	4.00	2.00	6.00	9.00
Net income (loss) per share (Yen)	3.86	(4.16)	9.02	11.42	29.06
Net income per share—diluted (Yen)	3.83	—	8.93	11.16	28.18
Shareholders’ equity as a percentage of total assets (%)	39.0	32.8	32.9	31.7	30.3

Return on shareholders’ equity (%)	0.81	(0.86)	1.87	2.33	5.82
Price/earnings ratio (times)	178.36	—	40.59	50.52	23.49
Payout ratio (%)	213.61	—	66.89	70.32	58.53
Dividend on shareholders’ equity (%)	1.45	1.66	1.23	1.62	3.37
Number of staffs	50	65	162	146	132
[Average number of temporary staffs, excluded from above]	[—]	[—]	[—]	[—]	[—]

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

2	Number of staffs represents staffs who work at the Company.

3	No net income per share—diluted information was provided, as there was net loss per share, although there are dilutive shares for the years ended March 31, 2011.

4	No payout ratio or dividend on shareholder’s equity information was provided due to the net loss for the years ended March 31, 2011.

3. Business Overview.

The Company and its 814 consolidated subsidiaries and variable interest entities primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of public offering and secondary distribution, arrangement of private placement, principal investment, asset management and other broker-dealer and financial business. There are also 15 companies accounted for under the equity method as at March 31, 2014.

The reporting of the business operations and results of the Company and its consolidated subsidiaries are based on business segments referred in Note 24 “Segment and geographic information” in our consolidated financial statements included in this Annual Securities Report. During the year ended March 31, 2014. Please refer to the table below in the organizational structure listing the main companies by business segments.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates by business segments.

Nomura Holdings, Inc.

Retail Division

(Domestic)

Nomura Securities Co., Ltd. and others

Asset Management Division

(Domestic)

Nomura Asset Management Co., Ltd. and others

Wholesale Division

(Domestic)

Nomura Securities Co., Ltd.

Nomura Financial Products & Services, Inc. and others

(Overseas)

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura America Mortgage Finance, LLC

Instinet, Incorporated

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Nomura Capital Markets LTD

Nomura Asia Holding N.V.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited and others

Others

(Domestic)

The Nomura Trust and Banking Co., Ltd.

Nomura Facilities, Inc.

Nomura Research Institute, Ltd.*

JAFCO Co., Ltd.*

Nomura Real Estate Holdings, Inc.*

*Affiliates

Item 2. Operating and Financial Review

1. Operating Results.

You should read the following discussion of our operating and financial review together with Item 1 “1. Selected Financial Data” and Item 5 “1. Consolidated Financial Statements and Other” included in this Annual Securities Report. The discussions and analyses contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements.

Business Environment

Japan

The Japanese economy recovered throughout the fiscal year ended March 31, 2014. The economy was driven by policy effects under the so-called “three arrows” of “Abenomics”: bold monetary policies, flexible fiscal policies, and growth strategies aimed at stimulating private-sector investment. In particular, yen depreciation and rising share prices supported by quantitative and qualitative monetary easing introduced in April by the Bank of Japan under its new leadership supported increased consumer spending and a marked improvement in earnings at exporters. In addition, economic stimulus in the FY12 supplementary budget led to a sharp increase in public investment, underpinning economic growth. Consumer spending also accelerated in January-March 2014 on the back of a spike in demand ahead of the increase in the consumption tax rate implemented in April 2014. As a result, Japan’s real gross domestic product (“GDP”) in the fiscal year ended March 31, 2014, expanded by 2.3% year-on-year.

In terms of corporate earnings, recurring profits either rose or moved into the black in all industry sectors in the fiscal year ended March 31, 2014, supported by yen depreciation on the back of Abenomics, economic recovery overseas, and a spike in demand ahead of the hike in the consumption tax. Profits rose markedly particularly in the automotive, electronics and precision, and other sectors where earnings are comparatively sensitive to exchange rates, and in the financials sector, which saw substantial benefits from the reflationary environment. We estimate that recurring profits at major companies (those in the Russell/Nomura Large Cap Index) increased by 35% year-on-year in the fiscal year ended March 31, 2014, with growth expanding from the 13% in the prior fiscal year.

The stock market made large gains in response to the above-noted quantitative and qualitative monetary easing, and then fell back on such factors as the announcement of growth strategies in June 2013, but maintained an upward trend through to December supported by a sustained correction in the strong yen. From the start of 2014, however, the stock market saw weakness on concerns of economic slowing in Japan owing to the increase in the consumption tax, receding expectations of additional monetary easing by the Bank of Japan, worries over economic slowing in the U.S. triggered by the cold snap there, and growing geopolitical risk relating to Ukraine. The Tokyo Stock Price Index (the “TOPIX”) advanced 16.3% over the course of the fiscal year, from 1,034.71 points at the end of March 2013 to 1,202.89 points at the end of March 2014. The Nikkei Stock Average rose 19.6% over the fiscal year, from 12,397.91 at the end of March 2013 to 14.827.83 at the end of March 2014.

The yield on newly issued 10-year Japanese government bonds rose sharply at the beginning of the fiscal year but then trended downward. The yield began the fiscal year ended March 31 2013 at the mid-0.5% level, but then declined close to 0.3% as the Bank of Japan came out with much more extensive quantitative and qualitative monetary easing policies on 4 April 2013 than the market had been expecting. Subsequently, however, volatility increased amid supply-demand instability, with sustained selling of Japanese government bonds by investors in expectation of an exit to Bank of Japan easing. In tandem with the U.S. Federal Reserve Board (the “FRB”) tapering its third round of quantitative easing (“QE3”), the yield on newly issued 10-year Japanese government bonds at one point reached 1.0%. The yield started to turn down gradually through to the middle of the fiscal year as the effects of the above-noted Bank of Japan’s easing measures showed through, falling to around 0.60% after the U.S. in September put off QE3 tapering. The yield rose temporarily on the announcement of the start of QE3 tapering in December, but only to the 0.7% level. From January 2014 onward, risk aversion increased globally prompted by weaker-than-expected U.S. economic indicators as the result of the cold snap and growing uncertainties over the situation in Ukraine, with the yield on newly issued 10-year Japanese government bonds ending March once again at the lower 0.6% level.

On the foreign exchange markets, the value of the yen against the U.S. dollar was influenced by trends in the U.S. economy and against the euro by debt issues in the Eurozone. The yen was trading at the ¥94 level versus the U.S. dollar and the ¥120 level versus the euro at the end of March 2013. Initially in the fiscal year ended March 31, 2014, the yen depreciated against both the U.S. dollar and euro on expectations for Abenomics and quantitative and qualitative monetary easing by the Bank of Japan. From May onward, however, market sentiment deteriorated amid expectations of a tapering in the FRB’s quantitative easing and the resulting volatility in emerging markets. Expectations for Abenomics also waned. The yen remained stronger than ¥100 against the U.S. dollar from June through to mid-November owing to the emergence of U.S. debt problems, which included a partial government shutdown in September. Against the euro, the yen reached the ¥135 level at the end of October as the euro appreciated on the back of a gradual rise in short-term interest rates as the European economy emerged from its worst period and there was an easing in excess liquidity. Through to the end of the year, the yen depreciated against the U.S. dollar amid confirmation of the U.S. economy picking up steam and against the euro amid abundant fund inflows particularly into the stock market and as the European Central Bank adopted a softer stance on easing. From January 2014 onward, the yen trended flat against both the U.S. dollar and the euro amid a rapid slowing in the U.S. economy owing to the cold snap and heightening geopolitical risks relating to the situation in Ukraine. At the end of March 2014 the yen was trading at the ¥103 level versus the U.S. dollar and the ¥142 level versus the euro.

Overseas

The global economy saw a slowing trend. In particular, weakness in the U.S. economy owing to the country’s debt problems fed through to economic slowing in industrialized nations as a whole. Meanwhile, expectations grew in the financial markets that the QE3 asset purchasing program in the U.S. might be scaled back, and there were temporary outflows of funds from some emerging economies. This had a negative impact on economic growth in those economies, as it prompted them to opt for monetary tightening. Financial markets in emerging economies gradually settled down in the second half of the fiscal year ended March 31, 2014, and economies also stabilized.

In the U.S., house prices and stock prices rose as the FRB stayed with QE3, bringing also benefits for consumer spending through the wealth effect. However, growth in 2013 was held back by increasing fiscal austerity by the federal government and by uncertainties over the fiscal debate against a backdrop of a temporary partial shutdown of the federal government in October 2013. As a result, U.S. real GDP growth slowed to 1.9% year-on-year in 2013, from 2.8% in 2012. Real GDP growth in January-March 2014 slowed to 0.1% year-on-year on an annualized basis under the adverse impact of inventory adjustments and the cold snap. The U.S. stock market saw a correction in the summer of 2013 on concerns over QE3 tapering, but then followed an uptrend through to the end of the year. From the start of 2014 the U.S. stock market fluctuated with the start of QE3 tapering. The Dow Jones Industrial Average rose from 14,578.54 at the end of March 2013 to 16,457.66 at the end of March 2014, a gain of 12.9%. The yield on 10-year U.S. Treasuries was around 1.9% at the end of March 2013, held on an uptrend from May on the emergence of expectations of QE3 tapering to reach over 3% at one point in December, but with an easing in rises in interest rates from the start of 2014 the yield fell to around 2.7% at the end of March 2014.

In Europe, Eurozone real GDP shrank a further 0.4% in 2013 after contracting 0.6% year-on-year in 2012. The economies of some countries, including Italy and France, continued to be held back by structural problems. With financial market uncertainties over liquidity abating thanks partly to the ECB’s asset purchasing program, there was a clear cyclical bottoming in the economies of many Eurozone countries from around summer 2013. The benchmark German stock index (“DAX”) had followed a similar pattern to stock prices in Japan and the U.S., but ended up advancing by about 23% over the year ended March 31, 2014 supported by the tail wind of economic bottoming.

Asian economies as a whole entered a period of gradual slowing. Among them, China’s economy saw real GDP growth in 2013 of 7.7%, a similar level to 2012. The country continued with its effort to shift from a pattern of economic growth led by investment to one led by consumer spending under the leadership of China’s president Xi Jinping, who was appointed in March 2013, a stance that was also emphasized at the Third Plenum held in November. In the absence of any large-scale fiscal stimulus measures, the country’s real GDP growth slowed slightly in January-March 2014 to 7.4% year-on-year owing to slowing real estate and infrastructure-related investment. Southeast Asia and India saw increasingly marked economic slowing in the second half of 2013 in response to economic slowing in the U.S. In countries including Indonesia and India, where the adverse impact from QE3 tapering in the U.S. emerged, a slowing in investment owing to the adoption of monetary tightening policies also had a negative economic impact.

Executive Summary

Looking back at the global economy during the fiscal year ended March 31, 2014, in the United States household balance sheet adjustments were largely completed and there were signs of economic recovery centered on private consumption. In Europe as well, while some countries require structural adjustments, the worst period was over. Overall, the economies of the industrialized nations were firm. On the other hand, in China the growth rate slowed due partly to stronger regulations over shadow banking, a tight labor market, and reduced public investment by regional governments. In addition, there are factors which make the future unclear especially for emerging economies with the Ukraine problem that emerged from late 2013 and other issues.

Under these conditions, in Japan with “Abenomics”, the foreign exchange rate trend shifted toward a depreciation of the yen, and share prices rose sharply on the consequent improvement in corporate earnings. Furthermore, the September 2013 decision to hold the 2020 Olympics and Paralympics in Tokyo, combined with other developments, had a positive effect on the real economy through improved business and consumer sentiment. As a result, the Japanese economy is on a recovery trend with improvements in private consumption and other areas. Reflecting these developments, the Tokyo Stock Price Index (“TOPIX”) rose from 1,000 points at the beginning of the fiscal year to 1,276 points in May. The index temporarily weakened during the summer, but recovered to 1,306 points around the end of 2013 and beginning of 2014, and ended the fiscal year at 1,202 points. In the U.S. dollar-yen exchange rate, the depreciation of the yen continued with the rate rising from the 93 yen range at the beginning of the fiscal year to the 105 yen range at the end of 2013, with the rate in the 103 yen range at the end of the fiscal year.

With respect to financial regulations, the introduction of Basel III (Capital requirement regulations for financial institutions) has begun in Japan and other widespread regulatory reforms aimed at tightening supervision of domestic and foreign financial institutions are being implemented in a phased manner. Financial regulations will continue to require a careful response.

Amid this environment and under the basic philosophy of “placing our clients at the heart of everything we do,” we strove to provide clients with high value-added products and services, worked to strengthen ties among regions and businesses, and made efforts to expand revenues. As a result of these efforts, we posted net revenue of ¥1,557.1 billion for the fiscal year ended March 31, 2014, a 14.1% decrease from the previous fiscal year when Nomura Real Estate Holdings, Inc. was a consolidated subsidiary. Noninterest expenses decreased 24.1% to ¥1,195.5 billion, income before income taxes was ¥361.6 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥213.6 billion, the second highest level (after the record high posted for the fiscal year ended March 31, 2006) since we introduced U.S. GAAP in the fiscal year ended March 31, 2002. Return on equity (“ROE”) rose 4 percentage points from 4.9% in the prior fiscal year to 8.9%. EPS(1) for this fiscal year was 55.8 yen.

(Note):

1.	Diluted net income attributable to Nomura Holdings’ shareholders per share.

We have decided to pay a dividend of 9 yen per share to shareholders of record as of March 31, 2014. As a result, the total annual dividend will be 17 yen per share.

In Retail, net revenue for the year ended March 31, 2014 increased by 28.6% from the previous fiscal year to ¥511.9 billion, primarily due to increased brokerage commissions. Non-interest expenses increased by 7.6% to ¥319.9 billion. As a result, income before income taxes increased by 90.8% to ¥192.0 billion. We continued consulting-oriented sales activities to accurately respond to the investment needs of individual customers toward becoming a securities company that is trusted by clients. For the Nippon Individual Savings Accounts (“NISA”) system introduced from 2014 which provides tax exemptions for gains on small investments, we held about 2,200 seminars prior to the system’s introduction and made other efforts so that a greater number of clients will make use of NISA. As a result, total retail client assets under management increased to ¥91.7 trillion from ¥83.8 trillion at the end of the previous fiscal year to post a new record. The number of client accounts also increased by 119,000 from the end of the previous fiscal year to 5.14 million, so the business base is steadily expanding.

In Asset Management, net revenue for the year ended March 31, 2014 increased by 16.7% from the previous fiscal year to ¥80.5 billion, in part due to increased assets under management. Non-interest expenses increased by 11.7% to ¥53.4 billion. As a result, income before income taxes increased by 28.1% to ¥27.1 billion. In the investment trust business, assets under management increased with an influx of funds mostly for stock investment trusts and the improved market environment. In particular, funds focused on infrastructure-related companies and Japanese stock funds contributed to increasing assets under management. We also focused on products, seminars and web contents that promote the spread of the NISA system. In the investment advisory business, there was an increase in mandates from overseas clients, mostly for Japanese stocks and foreign bonds. As a result, assets under management as of March 31, 2014 increased by ¥2.9 trillion from the end of the previous fiscal year to ¥30.8 trillion.

In Wholesale, net revenue for the year ended March 31, 2014 increased by 18.6% from the previous year to ¥765.1 billion. The first quarter net revenue was mainly driven by Japan, where a market rally continued from the previous year. From the second quarter net revenue declined in Japan, but net revenue from our overseas businesses started to pick up, enabling the Wholesale Division to post an increase in net revenue for the full fiscal year. Non-interest expenses also increased by 14.0% to ¥653.3 billion, largely because of the depreciation of the yen, but this increase in expenses was limited by the successful cost reduction efforts to date. As a result, income before income taxes rose by 56.0% to ¥111.8 billion.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years indicated.

	Millions of yen, except percentages
	Year ended March 31
	2012	2013	2014
Non-interest revenues:
Commissions	¥347,135	¥359,069	¥474,557
Fees from investment banking	59,638	62,353	91,301
Asset management and portfolio service fees	144,251	141,029	167,247
Net gain on trading	272,557	367,979	476,356
Gain on private equity investments	25,098	8,053	11,392
Gain on investments in equity securities	4,005	38,686	15,156
Other	563,186	708,767	179,485

Total Non-interest revenues	1,415,870	1,685,936	1,415,494
Net interest revenue	119,989	127,695	141,576

Net revenue	1,535,859	1,813,631	1,557,070
Non-interest expenses	1,450,902	1,575,901	1,195,456

Income before income taxes	84,957	237,730	361,614
Income tax expense	58,903	132,039	145,165

Net income	¥26,054	¥105,691	¥216,449
Less: Net income (loss) attributable to noncontrolling interests	14,471	(1,543)	2,858

Net income attributable to NHI shareholders	¥11,583	¥107,234	¥213,591

Return on equity	0.6%	4.9%	8.9%

Net revenue decreased by 14% from ¥1,813,631 million for the year ended March 31, 2013 to ¥1,557,070 million for the year ended March 31, 2014 primarily due to the deconsolidation of Nomura Real Estate Holdings Inc. (“NREH”), a subsidiary of Nomura Land and Buildings Co., Ltd (“NLB”) in March 2013 which was partially offset by the impact of exchange rate fluctuations, especially depreciation of the yen, on revenues generated by our overseas businesses. Commissions increased by 32% from ¥359,069 million for the year ended March 31, 2013 to ¥474,557 million for the year ended March 31, 2014 primarily due to an increase in brokerage commissions received from equity and equity related products, particularly in Japan. Fees from investment banking increased by 46% from ¥62,353 million for the year ended March 31, 2013 to ¥91,301 million for the year ended March 31, 2014 primarily due to an increase in commissions received from equity and equity related products as a result of increased client financing demands in a background of active stock market conditions. Asset management and portfolio service fees increased by 19% from ¥141,029 million for the year ended March 31, 2013 to ¥167,247 million for the year ended March 31, 2014 primarily due to an increase in assets under management driven by continuing fund inflows. Net gain on trading increased by 30% from ¥367,979 million for the year ended March 31, 2013 to ¥476,356 million for the year ended March 31, 2014, primarily driven by the increase in revenue from our Equities business within Global Markets. Net gain on trading also included total losses of ¥15.6 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net loss was due primarily to the tightening of Nomura’s credit spreads during the period. Gain on private equity investments increased by 42% from ¥8,053 million for the year ended March 31, 2013 to ¥11,392 million for the year ended March 31, 2014 primarily due to the recognition of unrealized gains from our investment in Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) following its listing on the Tokyo Stock Exchange during the year ended March 31, 2014. Other decreased by 75% from ¥708,767 million for the year ended March 31, 2013 to ¥179,485 million for the year ended March 31, 2014, primarily due to the deconsolidation of NREH. Other for the year ended March 31, 2013 included ¥663,466 million of revenue from NLB and its related subsidiaries.

Net revenue increased by 18% from ¥1,535,859 million for the year ended March 31, 2012 to ¥1,813,631 million for the year ended March 31, 2013. Commissions increased by 3%, due primarily to an increase in commissions from the distribution of investment trust certificates. Fees from investment banking increased by 5%, due primarily to an increase in commissions received from equity and equity related products. Asset management and portfolio service fees decreased by 2%. Net gain on trading increased by 35% to ¥367,979 million for the year ended March 31, 2013, primarily driven by revenue from our Fixed Income business within Global Markets. Net gain on trading also included total losses of ¥57.8 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net loss was due primarily to the tightening of Nomura’s credit spreads during the period. Gain on private equity investment decreased by 68% due primarily to the realized gains on equity securities of certain investee companies for the year ended March 31, 2012. Other was ¥708,767 million for the year ended March 31, 2013, including ¥663,466 million of revenue from NLB and its related subsidiaries. This included ¥336,858 million of revenues from real estate sales generated by NREH which was a subsidiary of NLB. These revenues were recognized when sales have closed, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the real estate and Nomura doesn’t have a substantial continuing involvement in the real estate. Also, ¥50,139 million of revenues were recognized as a result of Nomura’s sale of a portion of its investment in NREH in March 2013. This included ¥38,468 million of unrealized gains arising from remeasurement of Nomura’s remaining investment in NREH. Following this sale, Nomura no longer maintained a controlling financial interest in NREH which was deconsolidated and prospectively accounted for as an affiliate under the equity method.

Net interest revenue was ¥119,989 million for the year ended March 31, 2012, ¥127,695 million for the year ended March 31, 2013 and ¥141,576 million for the year ended March 31, 2014. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2014, interest revenue increased by 6%, primarily due to an increase of dividends income and interest income on reverse repurchase agreements and interest expense increased by 3%, primarily due to an increase in interest expense on repurchase agreements. As a result, Net interest revenue for the year ended March 31, 2014 increased by ¥13,881 million from the year ended March 31, 2013. For the year ended March 31, 2013, interest revenue decreased by 10% primarily due to a decrease of dividends income and interest income on reverse repurchase agreements in our Europe region and interest expense decreased by 16% primarily due to a decrease in interest expense on repurchase agreements and loans. As a result, Net interest revenue for the year ended March 31, 2013 increased by ¥7,706 million from the year ended March 31, 2012.

Gain on investments in equity securities was ¥4,005 million for the year ended March 31, 2012, ¥38,686 million for the year ended March 31, 2013 and ¥15,156 million for the year ended March 31, 2014. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses for the year ended March 31, 2014 decreased by 24% from ¥1,575,901 million for the year ended March 31, 2013 to ¥1,195,456 million primarily due to the deconsolidation of NREH in March 2013 which was partially offset by the impact of exchange rate fluctuations, especially depreciation of the yen, on expenses incurred by our overseas businesses. Other expenses decreased by 67% from ¥616,463 million to ¥202,754 million primarily due to the deconsolidation of NREH. For the year ended March 31, 2013, other expenses included ¥481,641 million related to NLB and its subsidiaries.

Non-interest expenses for the year ended March 31, 2013 increased by 9% from ¥1,450,902 million for the year ended March 31, 2012 to ¥1,575,901 million, primarily due to an increase in other expenses by 24% from ¥496,227 million to ¥616,463 million due primarily to the impact of consolidating NLB for a full fiscal year. For the year ended March 31, 2013, other expenses included ¥481,641 million related to NLB and its subsidiaries, of which ¥306,570 million represented cost of real estate sales incurred in generating real estate revenues by NREH.

Income before income taxes was ¥84,957 million for the year ended March 31, 2012, ¥237,730 million for the year ended March 31, 2013 and ¥361,614 million for the year ended March 31, 2014.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, our domestic statutory tax rate has been approximately 41%. However, as a result of the revisions of domestic tax laws, our effective statutory tax rates were 38% between April 1, 2012 and March 31, 2014 and 36% thereafter. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2014 was ¥145,165 million, representing an effective tax rate of 40.1%. The significant factors causing the difference between the effective tax rate of 40.1% and the effective statutory tax rate of 38% were non-deductible expenses which increased the effective tax rate by 7.7%, the effect of the tax positions of foreign subsidiaries which increased the effective tax rate by 6.3% as partially offset by the change in valuation allowance which decreased the effective tax rate by 9.8%.

Income tax expense for the year ended March 31, 2013 was ¥132,039 million, representing an effective tax rate of 55.5%. The significant factors causing the difference between the effective tax rate of 55.5% and the statutory tax rate of 38% were non-deductible expenses which increased the effective tax rate by 12.8%, the effect of the tax positions of foreign subsidiaries which increased the effective tax rate by 10.0% as partially offset by non-taxable revenue which decreased the effective tax rate by 9.3%.

Income tax expense for the year ended March 31, 2012 was ¥58,903 million, representing an effective tax rate of 69.3%. The significant factors causing the difference between the effective tax rate of 69.3% and the statutory tax rate of 41% were changes in domestic tax laws which increased the effective tax rate by 45.7%, non-deductible expenses which increased the effective tax rate by 23.3%, the effect of the tax positions of foreign subsidiaries which increased the effective tax rate by 14.1% as partially offset by non-taxable revenue which decreased the effective tax rate by 29.7% and change in valuation allowance which decreased the effective tax rate by 22.5%.

Net income attributable to NHI shareholders for the year ended March 31, 2012 was ¥11,583 million, ¥107,234 million for the year ended March 31, 2013 and ¥213,591 million for the year ended March 31, 2014, respectively. Our return on equity for the year ended March 31, 2012, 2013 and 2014 was 0.6%, 4.9% and 8.9%, respectively.

Results by Business Segment

Our operating management and management reporting are prepared based on our Retail, Asset Management and Wholesale Divisions and we disclose business segment information in accordance with this structure. Gain on investments in equity securities, our share of equity in the earnings (losses) of affiliates, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling items outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview” of this annual report and Note 24 “Segment and geographic information” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 24 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Retail

In Retail, we continue with sales activities focused on providing consultation services and investment proposals to clients and receive commissions and fees from our sales activities. Additionally, we receive fees from asset management companies in connection with administration services we provide in connection with investment trust certificates that we distribute. We also receive commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2012	2013	2014
Non-interest revenues	¥347,385	¥394,294	¥505,911
Net interest revenue	2,873	3,631	6,005

Net revenue	350,258	397,925	511,916
Non-interest expenses	287,128	297,297	319,915

Income before income taxes	¥63,130	¥100,628	¥192,001

Net revenue increased by 29% from ¥397,925 million for the year ended March 31, 2013 to ¥511,916 million for the year ended March 31, 2014, primarily due to increasing brokerage commissions from equity and equity-related products and the distribution of investment trusts.

Net revenue increased by 14% from ¥350,258 million for the year ended March 31, 2012 to ¥397,925 million for the year ended March 31, 2013, primarily due to increasing commissions from the distribution of investment trusts and brokerage commissions.

Non-interest expenses increased by 8% from ¥297,297 million for the year ended March 31, 2013 to ¥319,915 for the year ended March 31, 2014, primarily due to increases in compensation and benefits and the expenditures incurred in implementing NISA.

Non-interest expenses increased by 4% from ¥287,128 million for the year ended March 31, 2012 to ¥297,297 million for the year ended March 31, 2013, primarily due to an increase in compensation and benefits and information technology expenses.

Income before income taxes was ¥63,130 million for the year ended March 31, 2012, ¥100,628 million for the year ended March 31, 2013, and ¥192,001 million for the year ended March 31, 2014.

The graph below shows the revenue generated by instrument in terms of Retail non-interest revenues for the years ended March 31, 2012, 2013, and 2014.

As shown above, revenue from Equities increased from 20% for the year ended March 31, 2013 to 37% for the year ended March 31, 2014. Revenue from Investment trusts and Asset Management decreased from 54% for the year ended March 31, 2013 to 44% for the year ended March 31, 2014. Revenue from Bonds decreased from 24% for the year ended March 31, 2013 to 17% for the year ended March 31, 2014. Revenue from Insurance was 2% for the year ended March 31, 2014.

Retail Client Assets

The following graph shows amounts and details regarding the composition of retail client assets at March 31, 2012, 2013, and 2014. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

Retail Client Assets

Retail client assets increased by ¥7.9 trillion from ¥83.8 trillion as of March 31, 2013 to ¥91.7 trillion as of March 31, 2014, primarily due to increases in the balances of our clients’ equity and equity related products from 46.7 trillion as of March 31, 2013 to 53.2 trillion as of March 13, 2014. The balance in our clients’ investment trusts increased by 8% from ¥15.5 trillion as of March 31, 2013 to ¥16.6 trillion as of March 31, 2014, reflecting net cash inflows from clients.

Retail client assets increased by ¥11.8 trillion from ¥72.0 trillion as of March 31, 2012 to ¥83.8 trillion as of March 31, 2013, primarily due to an increase in the balances of our clients’ equity and equity related products by 9.5 trillion from 37.2 trillion as of March 31, 2012 to 46.7 trillion as of March 13, 2013 and contribution of other products. The balance in our clients’ investment trusts increased by 15% from ¥13.5 trillion as of March 31, 2012 to ¥15.5 trillion as of March 31, 2013, reflecting net cash inflows by clients of ¥1.0 trillion and market appreciation of ¥1.0 trillion.

Asset Management

Our Asset Management segment is conducted principally through NAM. We earn portfolio management fees through the development and management of investment trusts, which are distributed by NSC, other brokers, banks, Japan Post Bank Co., Ltd. and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues generally consist of asset management and portfolio service fees that are attributable to Asset Management.

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2012	2013	2014
Non-interest revenues	¥63,022	¥66,489	¥77,354
Net interest revenue	2,778	2,448	3,126

Net revenue	65,800	68,937	80,480
Non-interest expenses	45,281	47,768	53,373

Income before income taxes	¥20,519	¥21,169	¥27,107

Net revenue increased by 17% from ¥68,937 million for the year ended March 31, 2013 to ¥80,480 million for the year ended March 31, 2014, primarily due to an increase in assets under management.

Net revenue increased by 5% from ¥65,800 million for the year ended March 31, 2012 to ¥68,937 million for the year ended March 31, 2013, primarily due to an increase in assets under management.

Non-interest expenses increased by 12% from ¥47,768 million for the year ended March 31, 2013 to ¥53,373 million for the year ended March 31, 2014, primarily due to one-off expenses related to revaluation of certain assets and expense increases in international entities mainly due to depreciation of the yen.

Non-interest expenses increased by 5% from ¥45,281 million for the year ended March 31, 2012 to ¥47,768 million for the year ended March 31, 2013, primarily due to one-off expenses related to revaluation of certain of our asset.

Income before income taxes was ¥20,519 million for the year ended March 31, 2012, ¥21,169 million for the year ended March 31, 2013 and ¥27,107 million for the year ended March 31, 2014.

The following table presents assets under management of each principal Nomura entity within the Asset Management Division as of the dates indicated.

	Billions of yen
	March 31
	2012	2013	2014
Nomura Asset Management Co., Ltd(1).	¥26,994	¥30,685	¥33,843
Nomura Funds Research and Technologies Co., Ltd(1).	2,810	2,920	2,553
Nomura Corporate Research and Asset Management Inc.	1,504	1,821	1,629
Nomura Private Equity Capital Co., Ltd.	579	664	164

Combined total	¥31,887	¥36,090	¥38,189
Shared across group companies	(7,324)	(8,190)	(7,362)

Total	¥24,563	¥27,900	¥30,827

(1)	The balances for the year ended March 31, 2012 have been reclassified following the acquisition of Nomura Asset Management Deutschland KAG mbH by Nomura Asset Management Co., Ltd in April 2012 and Nomura Funds Research and Technologies America by Nomura Funds Research and Technologies Co., Ltd in January 2013.

Assets under management were ¥30.8 trillion as of March 31, 2014, a ¥6.3 trillion increase from March 31, 2012 and a ¥2.9 trillion increase from March 31, 2013.

In our investment trust business, there was an inflow into funds representing a wide range of investment assets including Japanese equities and equities of companies in the infrastructure sector. In our investment advisory business, there was an increase in mandates from overseas clients, partially offset by cancellations from domestic clients. As a result, investment trust assets included in assets under management by NAM were ¥20.3 trillion as of March 31, 2014, up ¥2.4 trillion, or 13%, from the previous year due to the impacts of a market rally and cash inflows, reflecting net cash inflows by clients of ¥1.7 trillion and market appreciation of ¥0.7 trillion. The balances of investment trusts such as Nomura Deutsche High Dividend Infrastructure, Nomura Currency Selection Series Japan Stock Fund, Nomura Japan Brand Stock and Nomura Japan High Dividend Stock Premium increased. Investment trust assets included in assets under management by NAM were ¥17.9 trillion as of March 31, 2013, up ¥2.6 trillion, or 17%, from the previous year due to the impact of the rallied market conditions and inflows, reflecting net cash inflows by clients of ¥1.1 trillion and market appreciation of ¥1.5 trillion.

The following table presents NAM’s share, in terms of net asset value, of the Japanese asset management market as of the dates indicated.

	March 31
	2012	2013	2014
Total of publicly offered investment trusts	22%	22%	23%
Stock investment trusts	17%	18%	19%
Bond investment trusts	44%	43%	42%

Wholesale

Operating Results of Wholesale

The operating results of Wholesale comprise the combined results of our Global Markets and Investment Banking businesses.

	Millions of yen
	Year ended March 31
	2012(1)	2013	2014
Non-interest revenues	¥428,738	¥491,773	¥637,987
Net interest revenue	126,311	153,083	127,110

Net revenue	555,049	644,856	765,097
Non-interest expenses	592,701	573,199	653,299

Income (loss) before income taxes	¥(37,652)	¥71,657	¥111,798

(1)	In accordance with the realignment in April 2012, certain prior period amounts of Wholesale and Other have been reclassified to conform to the current period presentation.

Net revenue increased by 19% from ¥644,856 million for the year ended March 31, 2013 to ¥765,097 million for the year ended March 31, 2014, primarily driven by the strong performance in Equities due to market rallies, and stable performance in Fixed Income throughout the year due to active domestic revenues and the expansion of our overseas businesses, and the recovery of Investment Banking primarily due to unrealized gains from our investments in Ashikaga Holdings following its listing on its Tokyo Stock Exchange.

Net revenue increased by 16% from ¥555,049 million for the year ended March 31, 2012 to ¥644,856 million for the year ended March 31, 2013, primarily driven by the stronger revenue in Fixed Income throughout the year due to robust domestic revenues and the expansion of overseas businesses and the recovery of Equities due to market comeback in the second half of this fiscal year, when equity markets saw increased activity, partially offset by a decline in revenue in Investment Banking.

Non-interest expenses increased by 14% from ¥573,199 million for the year ended March 31, 2013 to ¥653,299 million for the year ended March 31, 2014 primarily in our overseas businesses mainly due to depreciation of the yen.

Non-interest expenses decreased by 3% from ¥592,701 million for the year ended March 31, 2012 to ¥573,199 million for the year ended March 31, 2013 primarily due to the additional cost reduction program started in the second quarter for the year ended March 31, 2013.

Loss before income taxes was ¥37,652 million for the year ended March 31, 2012, income before income taxes was ¥71,657 million for the year ended March 31, 2013 and ¥111,798 million for the year ended March 31, 2014.

Global Markets

We have a proven track record in sales and trading of bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we are building up our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors but also to Retail and Asset Management. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our clients. These ties enable us to identify the types of products of interest to investors and then to develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world.

	Millions of yen
	Year ended March 31
	2012(1)	2013	2014
Net revenue	¥455,756	¥560,429	¥649,706
Non-interest expenses	470,360	459,715	540,386

Income (loss) before income taxes	¥(14,604)	¥100,714	¥109,320

(1)	In accordance with the realignment in April 2012, the amounts in Global Markets have been reclassified to conform to the current period presentation.

Net revenue increased by 16% from ¥560,429 million for the year ended March 31, 2013 to ¥649,706 million for the year ended March 31, 2014. In Fixed Income, Net revenue increased from ¥387,677 million for the year ended March 31, 2013 to ¥398,243 million for the year ended March 31, 2014. Despite fluctuating market conditions throughout the year, stable client flow and high research capability drove revenue growth backed by appropriate risk management. As a result, we recorded revenue growth across products, especially Rates. In Equities, Net revenue increased from ¥172,752 million for the year ended March 31, 2013 to ¥251,463 million for the year ended March 31, 2014. Throughout the year, the domestic Japanese equity market rallied due to the effect of monetary policies, resulting in greatly increased revenues from our Japanese equity business. (In accordance with the realignment, the amounts of Fixed Income and Equities for the years ended March 31, 2012 and 2013 have been reclassified.)

Net revenue increased by 23% from ¥455,756 million for the year ended March 31, 2012 to ¥560,429 million for the year ended March 31, 2013. In Fixed Income, Net revenue increased from ¥274,524 million for the year ended March 31, 2012 to ¥387,677 million for the year ended March 31, 2013. Despite fluctuating market conditions throughout the year, stable client flow and high research capability drove revenue growth backed by appropriate risk management. As a result, we recorded significant revenue growth across products, especially, Rates and Securitized Products, and across regions. In Equities, net revenue decreased from ¥181,232 million for the year ended March 31, 2012 to ¥172,752 million for the year ended March 31, 2013. The first half of the fiscal year saw low earnings from client flow due to low sales volume in the markets. In the second half of the fiscal year, equity markets turned up starting from the late in 2012, due in part to the change in government in Japan and the effect of monetary policies by the Bank of Japan, resulting in greatly increased revenues from our Japanese equity business.

Non-interest expenses increased by 18% from ¥459,715 million for the year ended March 31, 2013 to ¥540,386 million for the year ended March 31, 2014, primarily due to the depreciation of the yen but offset by the realization of the cost reduction exercise which was largely completed during the year.

Non-interest expenses decreased by 2% from ¥470,360 million for the year ended March 31, 2012 to ¥459,715 million for the year ended March 31, 2013, primarily driven by the additional cost reduction program started in the second quarter for the year ended March 31, 2013.

Loss before income taxes was ¥14,604 million for the year ended March 31, 2012, income before income taxes was ¥100,714 million for the year ended March 31, 2013 and ¥109,320 million for the year ended March 31, 2014.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities. We underwrite offerings of debt, equity and other financial instruments in major financial markets, such as, Asia, Europe and U.S. We have been enhancing our M&A and financial advisory expertise to secure more high-profile deals both across and within regions. We develop and forge solid relationships with these clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

	Millions of yen
	Year ended March 31
	2012(1)	2013	2014
Investment Banking (gross) revenue	¥141,678	¥143,001	¥184,288
Allocation to other divisions	(66,284)	(70,990)	(86,888)

Investment Banking (net) revenue	75,394	72,011	97,400
Other revenue	23,899	12,416	17,991

Net revenue	99,293	84,427	115,391
Non-interest expenses	122,341	113,484	112,913

Income (loss) before income taxes	¥(23,048)	¥(29,057)	¥2,478

(1)	In accordance with the realignment in April 2012, the amounts in Investment Banking have been reclassified to conform to the current presentation.

Net revenue increased by 37% from ¥84,427 million for the year ended March 31, 2013 to ¥115,391 million for the year ended March 31, 2014. Investment banking (net) revenue increased from ¥72,011 million for the year ended March 31, 2013 to ¥97,400 million for the year ended March 31, 2014, year due to the recovery of equity capital markets and M&A activity. Other revenue increased from ¥12,416 million for the year ended March 31, 2013 to ¥17,991 million for the year ended March 31, 2014, primarily due to the unrealized gains from our investments in Ashikaga Holdings following its listing on the Tokyo Stock Exchange. For the year ended March 31, 2014, realized losses from investments in Japan were ¥1.0 billion and unrealized gains from investments in Japan were ¥12.0 billion. Realized gains from Terra Firma investments were immaterial and unrealized gains were ¥0.9 billion.

Net revenue decreased by 15% from ¥99,293 million for the year ended March 31, 2012 to ¥84,427 million for the year ended March 31, 2013. Investment banking (net) revenue decreased from ¥75,394 million for the year ended March 31, 2012 to ¥72,011 million for the year ended March 31, 2013, year due to globally sluggish equity capital markets and M&A activity, especially in the first half of the fiscal year. Other revenue decreased from ¥23,899 million for the year ended March 31, 2012 to ¥12,416 million for the year ended March 31, 2013, primarily due to realized gains on equity securities of certain investee companies recognized during the year ended March 31, 2012. For the year ended March 31, 2013, realized gains from investments in Japan were ¥0.4 billion and unrealized losses from investments in Japan were ¥10.7 billion. Realized gains from the Terra Firma Investments were ¥18.2 billion and unrealized losses from Terra Firma Investments were ¥0.6 billion. Realized gains were primarily due to the gains on sale of Annington. Unrealized losses equated primarily comprised additional losses booked against investments in the leisure and utilities. For the year ended March 31, 2012, realized gains from investments in Japan were ¥33.7 billion and unrealized losses from investments in Japan were ¥12.3 billion. Realized gains from the Terra Firma Investments were ¥0.5 billion and unrealized gains from Terra Firma Investments were ¥4.8 billion. Realized and unrealized gains arose primarily on residential real estate and utilities sectors while unrealized losses are related to investments in the leisure and services sectors.

Non-interest expenses decreased by 0.5% from ¥113,484 million for the year ended March 31, 2013 to ¥112,913 million for the year ended March 31, 2014, primarily due to cost savings from the additional cost reduction program, and partially offset by the expense increase for overseas business due to the depreciation of the yen.

Non-interest expenses decreased by 7% from ¥122,341 million for the year ended March 31, 2012 to ¥113,484 million for the year ended March 31, 2013, primarily due to cost savings from the additional cost reduction program started in the second quarter for the year ended March 31, 2013.

Loss before income taxes was ¥23,048 million for the year ended March 31, 2012, ¥29,057 million for the year ended March 31, 2013 and Income before income taxes was ¥2,478 million for the year ended March 31, 2014.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 24 “Segment and geographic information” in our consolidated financial statements included within this annual report. In accordance with the realignment in April 2012, certain prior period amounts of Wholesale and Other have been reclassified to conform with the current year presentation.

Income before income taxes in other operating results was ¥35,153 million for the year ended March 31, 2012, ¥6,591 million for the year ended March 31, 2013 and ¥19,980 million for the year ended March 31, 2014.

Other operating results for the year ended March 31, 2014 include losses from changes in the fair value of certain financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥9.2 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥6.6 billion and gains from changes in counterparty credit spreads of ¥7.4 billion.

Other operating results for the year ended March 31, 2013 include losses from changes in the fair value of certain financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥30.7 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥29.1 billion and gains from changes in counterparty credit spreads of ¥10.0 billion.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 24 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Cash flows

Please refer to Item 2. Operating and Financial Review, 6. Operating, Financial and Cash Flow Analyses, (5) Liquidity and Capital Resources.

Trading Activities

Assets and liabilities for trading purposes

For disclosures relating to the assets and liabilities for trading purposes, please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, Note 2 “Fair value measurements” as well as Note 3 “Derivative instruments and hedging activities”.

Risk management of trading activity

Nomura adopts Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1)	Assumption on VaR

•	Confidence level: 99%

•	Holding period: One day

•	Consideration of price movement among the products

2)	Records of VaR

	Billions of yen
	March 31, 2013	March 31, 2014
Equity	1.3	1.3
Interest rate	5.0	4.0
Foreign exchange	1.9	2.8
Subtotal	8.2	8.1
Diversification benefit	(3.1)	(2.9)
VaR	5.1	5.2

	Billions of yen
	Year ended March 31, 2014
	Maximum	Minimum	Average
VaR	9.9	4.5	6.7

2. Current Challenges.

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients. In order to enhance its corporate value, Nomura responds flexibly to various changes in the business environment, and emphasizes earnings per share (“EPS”) as a management index to achieve stable profit growth, and will seek to maintain sustained improvement in this index.

In order to achieve our management objectives, we are placing top priority on ensuring that profits are recorded by all business segments in all regions. This fiscal year, we further advanced selection and concentration centered on our overseas bases, and completed cost reduction measures. We will continue our efforts to strengthen the profitability of our overseas operations and boost the comprehensive competitiveness of the Group.

We will continue to take appropriate measures to comply with international financial regulations. Basel III has been being phased in from the end of March 2013, and Nomura is now subject to these regulations. The Deposit Insurance Act was revised in June 2013 aiming to implement an effective resolution management structure for financial institutions in Japan, and under those revisions, Nomura is now subject to the new crisis response measures in the same way as banks. Liquidity regulations are also starting to be introduced as part of new rules, with various debates taking place regarding the details. Furthermore, new rules for derivatives and other financial transactions are being put in place in various countries. These new regulations are now in executive stage for global financial institutions.

In Western countries, regulations limiting the scope of the banking business are scheduled for introduction, and moves toward placing additional regulations on large financial institutions are growing more active. In Europe, financial transaction tax will also be introduced. These regulatory tightening actions may directly affect the Company and the trading markets for equities, bonds and their derivative products as well as the competitive conditions among financial institutions. Therefore, Nomura will take necessary measures in carefully responding to these changes.

The challenges and strategies in each division are as follows:

•	Retail Division

In our Retail Division, in Japan we focus on expanding and improving our service line-up offered through our sales channels including branches, the Internet and call centers, aiming to meet and resolve the individual needs and concerns of each client. We seek to enhance our consulting-based sales and deliver top-quality services tailored to the particular life plan or life stage of each client, so that the Nomura Group can remain a trusted partner to our clients.

•	Asset Management Division

In our investment trust business, we will provide clients with a diverse range of investment opportunities to meet their various needs. In our investment advisory business, we will provide value-added investment services to our domestic and international institutional clients. We intend to increase assets under management and expand our client base for these two core businesses. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance.

•	Wholesale Division

Global Markets has been focusing on delivering differentiated products and solutions to our clients by leveraging the Nomura Group’s capabilities in trading, research, and global distribution. We are improving comprehensive services transcending the boundaries of Fixed Income and Equities products.

In Investment Banking, we continue to enhance our global structure to further provide cross-border M&A and financing services in both domestic and overseas markets as well as to provide solution business services associated with said M&A and financing amid the globalization of our clients’ business activities.

In our Wholesale Division, cooperation across business areas and regions is becoming more important to provide quality services which meet the needs of our clients. We will focus on Asia as a strategic region where Nomura has a competitive geographical advantage, with expectations of its medium- to long-term economic growth, aiming to manifest the Group’s comprehensive strengths for future growth.

Risk Management and Compliance, etc.

Amid the expansion of global business, we must continue to enhance our risk management system and increase its efficiency in order to ensure financial soundness and enhanced corporate value. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. We will continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. In addition, we continuously review and improve our existing overall compliance system and rules with initiatives that promote an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of financial and capital markets.

The improvement measures announced on June 29, 2012 regarding the recommendations of administrative penalties imposed on our subsidiary, Nomura Securities Co. Ltd. in 2012 in connection with public stock offerings have been fully implemented. By thoroughly implementing the improvement measures and making them function effectively, we aim to prevent recurrence and to regain trust; we will further enhance and reinforce our internal control system, starting with prevention of improprieties in the provision of information to clients and the recommendation of trading as a matter of course, and have each and every one of our executive officers and employees uphold ethics as a capital markets professional.

We continue to reinforce our Internal Audit system aiming to ensure the effectiveness of our highly developed risk management and the efficacy of our governance. We will continue to strengthen the efficiency of our internal governance system by reinforcing and ensuring the independence of our Internal Audit system from the execution side, and promote proper corporate activities.

Through the efforts described above, the Company is working to achieve our management targets and to maximize corporate value by strengthening the earnings power of the entire Group. We will advance collaboration across regions and among the three divisions, and devote our efforts to the stability of financial and capital markets and to our further expansion and development as a Group.

3. Risk Factors.

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cash flows could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

The global financial crisis that originated with the collapse of Lehman Brothers Holding Inc. (“Lehman Brothers”) in 2008, affected not only the global securities market but also financial services firms as participants, and also affected economic activity as a whole, especially in developed countries, including Japan. Also in 2011, financial problems in the U.S. and the worsening of financial issues in the peripheral countries of the Eurozone, including Greece, adversely influenced major global financial markets. Since 2013, the prospects of global economy have remained uncertain due to various actions including monetary tightening in China and tapering in the United States.

Our business and revenues may be affected by any adverse changes in the Japanese and global economic environments and financial markets.

In addition and as described later, not only purely economic factors but also future wars, acts of terrorism, economic or political sanctions, pandemics, forecast of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on financial markets and economies of each country.

If any adverse events including those discussed above were to occur, a market or economic downturn may extend for a long period of time, which could adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market or economic downturn, changes relating to market volatility or governmental fiscal and monetary policy changes in Japan and any country or region where we conduct business, including the actions taken by the Bank of Japan or any other international central banking authorities and other changes in the environment may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, within our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from our asset management business.

Our investment banking revenues may decline

Changes in financial or economic conditions would likely affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients. For example, due in part to the slowdown in financing activities resulting primarily from the worsened and prolonged impact of the European sovereign debt crisis in 2011, our Investment Banking net revenue for the year ended March 31, 2012 and March 31, 2013 decreased by 15.9% and 15.0% from the previous year respectively.

Our electronic trading business revenues may decline

Electronic trading is essential for our business in order to execute trades faster with fewer resources. Utilizing these systems allows us to provide an efficient execution platform and on-line content and tools to our clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer spreads from these services, are directly correlated with the number and size of the transactions in which we participate and would therefore decrease if there are financial market or economic changes that would cause our clients to trade less frequently or in a smaller amounts. In addition, the use of electronic trading has increased across capital markets products and has put pressure on trading commissions and bid-offer spreads in our industry due to the increased competition of our electronic trading business. Although trade volumes may increase due to the availability of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in developing technologies to provide an efficient trading platform; however, we may fail to maximize returns on these investments due to this increased pressure on lowering margins.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including derivatives transactions with equity, interest rate, currency, credit and other underlyings, as well as loans and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially significant losses. Although we seek to mitigate these position risks with a variety of hedging techniques, these market movements could result in losses. We can incur losses if the financial system is overly stressed and the markets move in a way we have not anticipated.

Our businesses have been and may continue to be affected by changes in market volatility levels. Certain of our trading businesses such as trading and arbitrage opportunities depend on market volatility. Lower volatility may lead to a decrease in business opportunities which may affect the results of these businesses. On the other hand, higher volatility, while it can increase trading volumes and spreads, also increases risk as measured by Value-at-Risk (“VaR”) and may expose us to higher risks in connection with our market-making and proprietary businesses or cause us to reduce outstanding positions or size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and take positions in pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect on our profitability by changing the business. Assuming a one-notch and two-notch downgrade of our credit ratings on March 31, 2014, absent other changes, we estimate that the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts would have been approximately ¥33.2 billion and ¥122.8 billion, respectively.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding large and concentrated positions of securities can expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization, acquiring newly-issued convertible bonds through third-party allotment or through providing business solutions to meet client’s needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. We generally have higher exposure to those issuers engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies. There may also be cases where we hold relatively large amounts of securities by issuers in particular countries or regions due to the business we conduct with our clients or our counterparties. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as residential and commercial mortgage-backed securities.

Extended market declines can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in the market in which we operate, which may make it difficult to sell, hedge or value such assets which we hold. Also, in case a market fails in pricing such assets, it will be difficult to estimate their value. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to Over-The-Counter (“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market price of own position is not formed, it could lead to unanticipated losses.

Our hedging strategies may not prevent losses

We use a variety of financial instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical behavior of market data, the movement of each data in future financial market may not be the same as which was observed in the past. As a result, we may suffer large losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks inherent in financial instruments developed through financial engineering and innovation may be increased by market risk.

Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk.

Furthermore, in a market downturn, our clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them.

We may have to recognize impairment charges with regard to the amount of goodwill, tangible and intangible assets recorded on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions in conformity with U.S. GAAP as a business combination by allocating our acquisition costs to the assets acquired and liabilities assumed and recording the remaining amount as goodwill. We also possess tangible and intangible assets besides those stated above.

We may have to recognize impairment charges, as well as profits and losses along associated with subsequent transactions, with regard to the amount of goodwill, tangible and intangible assets and if recorded, they may adversely affect our results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of mid/long-term debt, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending transactions, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

In addition to the above, our ability to borrow in the debt markets could also be impaired by factors that are not specific to us, such as increases in banks’ nonperforming loans which reduce their lending capacity, a severe disruption of the financial and credit markets which, among others, can lead to widening credit spreads and thereby increase our borrowing costs, or negative views about the general prospects for the investment banking, brokerage or financial services industries generally.

We may be unable to access the short-term debt markets

We issue commercial paper and short-term debt instruments as a source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which may adversely affect our liquidity, or we may have to sell at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell may be impaired by other market participants seeking to sell similar assets into the market at the same time.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. For example, on March 15, 2012, Moody’s Investors Service downgraded our senior debt rating from Baa2 to Baa3. Although the impact of this downgrade was limited, future downgrades could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. Further, other factors which are not specific to us may increase our funding costs, such as negative market perception of Japan’s fiscal soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only significant events such as the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, the global financial and credit crisis in the autumn of 2008, the Great East Japan Earthquake in March 2011, fiscal problems in the U.S. and European countries which became apparent starting the same year and the political crisis in Ukraine which began in late 2013, but also more specifically the following types of events that could cause losses in our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to financial instruments held by our trading and investment businesses by major rating agencies,

•	sudden changes in trading, tax, accounting, regulatory requirements laws and other related rules which may make our trading strategy obsolete, less competitive or not workable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and administrative penalty with respect to the issuers of our trading and investment assets.

We may be exposed to losses when third parties that are indebted to us do not perform their obligations

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivatives transactions. We may incur material losses when our counterparties default on their obligations to us due to their filing for bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons.

Credit risk may also arise from:

•	holding securities issued by third parties, or

•

the execution of securities, futures, currency or derivative transactions that fail to settle at the required time due to nondelivery by the counterparty, such as monoline insurers (financial guarantors) which are counterparties in credit default swaps or systems failure by clearing agents, exchanges, clearing houses or other financial infrastructure.

Issues related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the creditworthiness or a default by, a certain financial institution could lead to significant liquidity problems or losses in, or defaults by, other financial institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our operations may be adversely affected if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as account-rigging and fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral if sudden declines in market values reduce the value of our collateral.

Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry faces intense competition

Our businesses are intensely competitive, and are expected to remain so. We compete on the basis of a number of factors, including transaction execution capability, our products and services, innovation, reputation and price. We have experienced intense price competition, particularly in brokerage, investment banking and other businesses.

Competition with commercial banks, commercial bank-owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. In accordance with the amendments to the Securities and Exchange Law of Japan (which has been renamed as the Financial Instruments and Exchange Act of Japan (“FIEA”) since September 30, 2007), effective from December 1, 2004, banks and certain other financial institutions became able to enter into the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were deregulated. Therefore, as our competitors will be able to cooperate more closely with their affiliated commercial banks, banks and other types of financial services firms can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the sales and trading, investment banking and retail businesses.

Increased consolidation, business alliance and cooperation in the financial services industry mean increased competition for us

        There has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks and other broad-based financial services firms have established or acquired broker-dealers or have consolidated with other financial institutions. Recently, these other securities companies and commercial banks develop their business linkage and have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group, which may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking and other financial services revenues in an effort to gain market share. In addition, alliances regardless of the existing groups are seen. These financial groups will further enhance their synergies between commercial banks and securities companies, and eventually improve their profitability. Our market shares may decrease if these large consolidated firms expand their businesses.

Our global business strategies may not result in the anticipated outcome due to competition with other financial services firms in international markets and the failure to realize the full benefit of management resource reallocation

We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Under such competitive environment, as a means to bolster our international operations, we acquired certain Lehman Brothers operations in Europe, the Middle East and Asia in 2008 and we have invested significant management resources to rebuild and expand our operations in these regions and the U.S. After the acquisition, however, the global economy started to slow down, and both regulation and supervision have tightened around the world. In light of this challenging business environment, we have endeavored to reallocate our management resources to optimize our global operations and thereby improve our profitability. However, failure to realize the full benefits of these efforts may adversely affect our global businesses, financial condition and results of operations.

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect on us or cause reputational harm to us, which in turn could adversely affect our business prospects, financial condition and results of operations. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other financial products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions, and legal claims concerning our other businesses.

During a prolonged market downturn or upon the occurrence of an event that adversely affects the market, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities, through net capital, client protection and market conduct requirements. Although we have policies in place to prevent violations of such laws and regulations, we may not always be able to prevent violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and results of operations

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. The impact of such developments could make it economically unreasonable for us to continue to conduct all or certain of our businesses, or could cause us to incur significant costs to adjust to such changes.

In particular, various reforms to financial regulatory frameworks, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (the “U.K.”), have been put in place. The exact details of the implementation of these proposals and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards.

Changes in regulations relating to accounting standards, regulatory capital adequacy ratios, liquidity ratios and leverage ratios applicable to us could also have a material adverse effect on our business, financial condition and results of operations. For example, in March 2012, the FSA published the revised Capital Adequacy Notice on Final Designated Parent Company in order to respond to the Basel III measures announced by the Basel Committee on Banking Supervision (“Basel Committee”), and beginning on March 31, 2013, the amended Notice has been gradually phased in. The full implementation of such new measures may decrease our capital adequacy ratio calculated pursuant to such new measures below the levels at the end of March 2013. In addition to the Basel III measures, implementation of new regulations or strengthening of existing regulations have been determined or are under consideration by international organizations such as the G-20, Financial Stability Board (“FSB”), International Organization of Securities Commissions (“IOSCO”) and Basel Committee, or governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These changes in regulations, if they are applied to us, may require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. Furthermore, the FSB and the Basel Committee have announced that they will annually update the list of global systemically important banks (“G-SIBs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIBs. Additionally, G20 Finance Ministers and Central Bank Governors requested the FSB and the Basel Committee to expand the G-SIB framework to domestic systemically important banks (“D-SIBs”), and in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for D-SIBs. In addition, the FSB and IOSCO have published assessment methodologies for identifying Non-bank Non-insurer Global Systemically Important Financial Institutions (“NBNI G-SIFIs”), for public consultation. The costs and impact on us as described above may further increase if we are identified as a G-SIB, a D-SIB or a NBNI G-SIFI in the future.

Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition.

We recognize deferred tax assets on our consolidated balance sheets as a possible benefit of tax relief in the future. If we experience or foresee a deteriorating business condition, a tax reform (such as a reduction of corporate tax rate) or a change in accounting standards in the future, we may reduce the deferred tax assets then recognized in our consolidated balance sheets. As a result, it could adversely affect our operating results and financial condition.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that misconduct by an employee, director or officer, or any third party, could occur which may adversely affect our business. Misconduct by an employee, director or officer can include, for example, entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve the improper use or disclosure of our or our clients’ confidential information, such as insider trading, the disclosure of material non-public information and the recommendation of trades based on material non-public information, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

In August 2012, Nomura Securities Co., Ltd. (“NSC”), the Company’s subsidiary, received a business improvement order from the FSA with respect to flaws recognized in connection with the management of entity-related information for public stock offerings. In response to the order, NSC, as of December 2013, has implemented and completed a series of improvement measures and is working to enhance and strengthen its information management structure to prevent similar incidents from occurring in the future.

Although we have precautions in place to detect and prevent any such misconduct, the measures we implement may not be effective in all cases, and we may not always be able to detect or deter misconduct by an employee, director or officer. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect.

We may not be able to recover the financial losses caused by such activities and our reputation may also be damaged by such activities.

A failure to identify and address conflicts of interest appropriately could adversely affect our businesses

        We are a global financial institution providing a wide range of products and services to a diverse group of clients, including individuals, corporations, other financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Conflicts of interests can occur when our services to a particular client conflict or compete, or are perceived to conflict or compete, with our own interests. In addition, where non-public information is not appropriately restricted or shared within the firm, with regard to the many transactions within the Nomura Group, conflicts of interest can also occur where a group company transaction and/or a transaction with another client conflicts or competes with, or is perceived to conflict or compete with, a transaction with a particular client. While we have extensive internal procedures and controls designed to identify and address conflicts of interest, a failure, or a perceived failure, to identify, disclose and appropriately address conflicts could adversely affect our reputation and the willingness of current or potential clients to do business with us. In addition, conflicts of interest could give rise to regulatory actions or litigation.

Our business is subject to various operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk. Types of operational risk may include the following, each of which could result in financial losses, disruption in our business, litigation from third parties, regulatory/supervisory actions, restrictions or penalties, and/or damage to our reputation:

•	failure to execute, confirm or settle securities transactions,

•	failure by our officers or employees to perform proper administrative activities prescribed in our regular procedures, such as placing erroneous orders to securities exchanges,

•

the destruction of or damage to our facilities or systems, or other impairment of our ability to conduct business, arising from the impacts of disasters or acts of terrorism which are beyond our anticipation and the scope of our contingency plan,

•	the disruption of our business due to pandemic diseases or illnesses or

•	suspension or malfunction of internal or third party systems, or unauthorized access, misuse, computer viruses and cyber-attacks affecting such systems.

Our businesses rely on the secure processing, storage, transmission and reception of confidential and proprietary information in our computer systems. Although we continue to monitor and update our security system, we recognize the increasing risk from the continuously evolving nature of cyber threats. As cyber security threats become more sophisticated, we may be required to expend significant additional resources to modify our systems, and if any of our protective measures are not adequate, it is possible that such attacks may lead to significant breaches in the future.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed.

Although we exercise care in protecting the confidentiality of personal information and take steps to safeguard such information in compliance with applicable laws, rules and regulations, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from clients if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses in dealing with any such problems.

The Company is a holding company and depends on payments from subsidiaries

The Company heavily depends on dividends, distributions and other payments from subsidiaries to make payments on the Company’s obligations. Regulatory and other legal restrictions, such as those under the Companies Act, may limit the Company’s ability to transfer funds freely, either to or from the Company’s subsidiaries. In particular, many of the Company’s subsidiaries, including the Company’s broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, our main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to the Company. These laws and regulations may hinder the Company’s ability to access funds needed to make payments on the Company’s obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our private equity investments

We engage in private equity businesses in and outside of Japan through certain consolidated subsidiaries. A decline in the fair values of our investment positions, which could arise from deteriorating business performance of investee companies or any deterioration in the market conditions of these sectors, may cause material losses to us. Further, our inability to dispose of our private equity investments at the level and time we may wish could have a material impact on our operating results and financial condition.

We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant unrealized gains or losses on our investments in equity securities and debt securities, which would have a substantial impact on our consolidated statements of income. Depending on the conditions of the markets, we may not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired values.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring an impairment loss

We have affiliates and investees accounted for under the equity method in our consolidated financial statements and whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

We may face an outflow of clients’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our clients with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates or the withdrawals or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of client confidence and lead to an outflow of client assets from our custody.

6. Operating, Financial and Cash Flow Analyses.

(1) Operating and financial analyses

Please refer to Item 2. Operating and Financial Review “1. Operating Results”. See also “2. Current Challenges” and “3. Risk Factors”.

(2) Critical accounting policies and estimates

Use of estimates—

In preparing the consolidated financial statements included within this Annual Securities Report, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in the consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with Accounting Standard Codification™ (“ASC”) 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of valuation inputs used to establish fair value.

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 2% as of March 31, 2014 as listed below:

	Billions of yen
	March 31, 2014
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥10,278	¥8,670	¥386	¥—	¥19,334	2%
Derivative assets	765	25,061	243	(23,764)	2,305
Derivative liabilities	841	25,018	261	(24,030)	2,090

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, (1). Consolidated Financial Statements, Notes to the Consolidated Financial Statements, Note 2 “Fair value measurements”.

Private equity business

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, (1). Consolidated Financial Statements, Notes to the Consolidated Financial Statements, Note 1 “Summary of accounting policies: Private equity business” and Note 4 “Private equity business”.

Derivative contracts

We use a variety of derivative financial instruments including futures, forwards, swaps and options, for trading and non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively.

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities after netting are shown below:

	Billions of yen
	March 31, 2013
	Assets	Liabilities
Listed derivatives	¥443	¥559
OTC derivatives	1,448	1,326

	¥1,891	¥1,885

	Billions of yen
	March 31, 2014
	Assets	Liabilities
Listed derivatives	¥458	¥535
OTC derivatives	1,847	1,555

	¥2,305	¥2,090

The fair value of OTC derivative assets and liabilities as of March 31, 2014 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2014
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥864	¥982	¥1,225	¥950	¥2,474	¥(4,648)	¥1,847
OTC derivative liabilities	932	883	999	1,003	2,164	(4,426)	1,555

(1)	This column shows the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

The fair value of derivative contracts includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and our own creditworthiness on positions issued. We realize gains or losses relating to changes in credit risk on our derivative contracts together with the movements of trading positions, which include derivatives, that are expected to mitigate the above mentioned impact of changes in credit risk.

Goodwill

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at one level below its business segments.

Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the reporting unit is below its carrying value, a quantitative two-step impairment test is then performed.

In the first step, the current estimated fair value of the reporting unit is compared with its carrying value, including goodwill. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the reporting unit’s goodwill is determined by comparing the fair value of the reporting unit to the fair value of the net assets of the reporting unit, as if the reporting unit were being acquired in a business combination. An impairment loss is recognized if the carrying value of goodwill exceeds its implied current fair value.

For the year ended March 31, 2014, Nomura recognized an impairment loss on goodwill of ¥2,840 million within Other in Nomura’s segment information. This is due to decline in the fair value of a reporting unit caused by a decrease in expected cash flows arising from the changes in the economic environment. These impairment losses were recorded within Non-interest expense—Other in the consolidated statements of income. The fair value was determined based on DCF.

Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Nomura’s exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of March 31, 2014.

	Millions of yen
	March 31, 2014
	Japan	Europe	Americas	Asia and Oceania	Total(1)
CMBS(2)	¥2,938	¥19,963	¥81,568	¥—	¥104,469
RMBS(3)	21,777	50,405	321,427	—	393,609
Other securitization products(4)	225,042	18,000	158,032	3,048	404,122

Total	¥249,757	¥88,368	¥561,027	¥3,048	¥902,200

(1)	The balances shown exclude certain CMBS of ¥21,861 million for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860, “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposure because the beneficial interests in the vehicles have been sold to third parties.
(2)	We have ¥9,933 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of March 31, 2014.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government-guaranteed collateralized mortgage obligations (“CMOs”) of ¥1,830,474 million, because their credit risks are considered minimal.
(4)	Includes collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans, student loans and home equity loans.

The following table provides our exposure to CMBS by geographic region and the external credit ratings of the underlying collateral as of March 31, 2014. Ratings are based on the lowest ratings given by Standard & Poor’s Financial Services LLC, Moody’s Investors Service, Inc., Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of March 31, 2014.

	Millions of yen
	March 31, 2014
	AAA	AA	A	BBB	BB	B and lower	Not rated	Total
Japan	¥—	¥—	¥732	¥—	¥709	¥1,497	¥—	¥2,938
Europe	2,675	1,378	870	4,194	3,689	5,979	1,178	19,963
Americas	17,634	728	7,918	23,366	9,020	21,476	1,426	81,568

Total	¥20,309	¥2,106	¥9,520	¥27,560	¥13,418	¥28,952	¥2,604	¥104,469

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions. The following table sets forth our corporate exposure to leveraged finance by geographic location as of March 31, 2014.

	Millions of yen
	March 31, 2013
	Funded	Unfunded	Total
Europe	¥32,787	¥15,874	¥48,661
Americas	51,557	90,880	142,437

Total	¥84,344	¥106,754	¥191,098

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Note 8 “Securitizations and Variable Interest Entities” to our consolidated financial statements.

Accounting Developments

See Note 1 “Summary of accounting policies: New accounting pronouncements adopted during the current year” in our consolidated financial statements.

(3) Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities respectively in the consolidated balance sheets as of March 31, 2014.

Millions of yen
March 31, 2014
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥12,604
Investments in subsidiaries and affiliates	54,678
Valuation of financial instruments	46,321
Accrued pension and severance costs	7,850
Other accrued expenses and provisions	102,922
Operating losses	437,899
Other	3,991

Gross deferred tax assets	666,265
Less—Valuation allowance	(490,603)

Total deferred tax assets	175,662

Deferred tax liabilities
Investments in subsidiaries and affiliates	107,020
Valuation of financial instruments	54,524
Undistributed earnings of foreign subsidiaries	736
Valuation of fixed assets	21,204
Other	4,899

Total deferred tax liabilities	188,383

Net deferred tax assets (liabilities)	¥(12,721)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(4) Quantitative and Qualitative Disclosures about Market Risk

Risk Management Framework

The business activities of the Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. We have established a risk management framework to provide comprehensive controls, monitoring and reporting of these risks in order to maintain financial soundness and the Company’s corporate values.

Global Risk Management Structure

Risk Management

Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) business risk, the potential failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of its business operations.

A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks. Each of these key components are explained in further detail below.

Risk Appetite

Nomura’s risk appetite defines the type and quantum of risk that Nomura is willing to accept in pursuit of its business objectives. The Risk Management Division and the Finance Division are jointly responsible for developing and proposing risk appetite to the Group Integrated Risk Management Committee (“GIRMC”) for their input and final approval.

Nomura’s risk appetite includes both quantitative measures and qualitative statements of appetite, covering Nomura’s risk classes. It provides an aggregated view of risk and is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite statement.

Nomura’s risk appetite is required to be reviewed annually by the GIRMC but may be reviewed on an ad hoc basis, and must specifically be reviewed following any significant changes in Nomura’s strategy. Risk appetite underpins all additional aspects of Nomura’s risk management framework.

Risk Management Governance and Oversight

Committee Governance

Nomura has established a committee structure to facilitate effective business operations and management of Nomura’s risks. The formal governance structure for risk management within Nomura is as follows:

Board of Directors (“BoD”)

The BoD determines the policy for the execution of the business of Nomura and other matters prescribed in laws and regulations, supervises Directors’ and Executive Officers’ execution of their duties and has authority to adopt, alter or abolish the regulations of the Executive Management Board.

Executive Management Board (“EMB”)

The EMB deliberates on and determines management strategy, the allocation of management resources and important management matters of Nomura, and seeks to increase shareholder value by promoting effective use of management resources and unified decision-making with regard to the execution of business. The EMB delegates responsibility for deliberation of matters concerning risk management to the GIRMC. Key responsibilities of the EMB include the following:

•

Resource Allocation—At the beginning of each financial year, the EMB determines the allocation of management resources and financial resources such as economic capital and unsecured funding to business units and establishes usage limits for these resources;

•

Business Plan—At the beginning of each financial year, the EMB approves the business plan and budget of Nomura. Introduction of significant new businesses, changes to business plans, the budget and the allocation of management resources during the year are also approved by the EMB; and

•	Reporting—The EMB reports the status of its deliberations to the BoD.

Group Integrated Risk Management Committee (“GIRMC”)

Upon delegation from the EMB, the GIRMC deliberates on or determines important matters concerning integrated risk management of Nomura to assure the sound and effective management of its businesses. The GIRMC establishes Nomura’s risk appetite and a framework of integrated risk management consistent with Nomura’s risk appetite. The GIRMC supervises Nomura’s risk management by establishing and operating its risk management framework. The GIRMC reports the status of key risk management issues and any other matters deemed necessary by the committee chairman to the BoD and the EMB.

In addition, the GIRMC, upon delegation from the EMB, has established the Risk Management Policy, describing Nomura’s overall risk management framework including the fundamental risk management principles followed by Nomura.

Global Risk Management Committee (“GRMC”)

Upon delegation from the GIRMC, the GRMC deliberates on or determines, based on strategic risk allocation and risk appetite determined by the GIRMC, important matters concerning market, credit or reputational risk management of Nomura in order to assure the sound and effective management of Nomura’s businesses. The GRMC reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.

Asset Liability Committee (“ALCO”)

Upon delegation from the GIRMC, the ALCO deliberates on, based on Nomura’s risk appetite determined by the GIRMC, balance sheet management, financial resource allocation, liquidity management and related matters. The ALCO reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.

Global Risk Analytics Committee (“GRAC”) and Model Risk Analytics Committee (“MRAC”)

Upon delegation from the GRMC, the GRAC and the MRAC deliberate on or determine matters concerning the development, management and strategy of risk models and valuation models, respectively. The committees’ primary responsibility is to govern and provide oversight of model management, including the approval of new models and significant model changes. Both committees report all significant matters and material decisions taken to the GRMC, on a regular basis.

GRMC Transaction Committee

Upon delegation from the GRMC, the GRMC Transaction Committee deliberates on or approves individual transactions in line with Nomura’s risk appetite in order to assure the sound and effective management of Nomura’s businesses.

Collateral Steering Committee (“CSC”)

Upon delegation from the GRMC, the CSC deliberates on or determines Nomura’s collateral risk management, including concentrations, liquidity, collateral re-use, limits and stress tests, provides direction on Nomura’s collateral strategy and ensures compliance with regulatory collateral requirements.

Chief Risk Officer (“CRO”)

The CRO is responsible for setting the overall strategy and direction of the Risk Management Division. The CRO is responsible for supervising the Risk Management Division and maintaining the effectiveness of the risk management framework independently from the business units within Nomura. The CRO regularly reports on the status of Nomura’s risk management to the GIRMC, and reports to and seeks the approval of the GIRMC on measures required for risk management.

Chief Financial Officer (“CFO”)

The CFO is responsible for overall financial strategy of Nomura, and has operational authority and responsibility over Nomura’s liquidity management based on decisions made by the EMB.

Risk Management Division

The Risk Management Division comprises various departments or units in charge of risk management established independently from Nomura’s business units. The Risk Management Division is responsible for establishing and operating risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive Officers/Senior Managing Directors and the GIRMC and others, as well as reporting to regulatory bodies and handling regulatory applications concerning risk management methods and other items as necessary. Important risk management issues are closely communicated between members of the Risk Management departments and the CRO. The CRO and/or Deputy CRO regularly attend the EMB and GIRMC meetings to report specific risk issues.

Risk Policy Framework

Policies and procedures are essential tools of governance used by the Risk Management Division. They define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. The Risk Management Division has established a risk policy framework to promote appropriate standards and consistency for risk policies and procedures and to articulate the principles and procedures conducive to effective risk management. All risk management policies and procedures are developed in line with this policy framework and a defined process is followed for any exceptions.

Monitoring, Reporting and Data Integrity

Development, consolidation, monitoring and reporting of risk management information (“risk MI”) are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division and the Finance Division are responsible for producing regular risk MI, which reflects the position of Nomura relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflect the use of the various risk tools used to identify and assess those risks. The Risk Management Division is responsible for implementing appropriate controls over data integrity for risk MI.

Management of Financial Resources

Nomura has established a framework for management of financial resources in order to adequately manage utilization of these resources. The EMB allocates financial resources to business units at the beginning of each financial year. These allocations are used to set revenue forecasts for each business units. Key components are set out below:

Risk-weighted assets

The EMB determines a minimum target Tier 1 capital ratio on an annual basis. A key component used in the calculation of the ratio is consolidated risk-weighted assets which are allocated by the EMB to each division and to additional lower levels of the organization. See Item 4.B. “Business Overview—Regulatory Capital Rules” and Item 5.B “Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements” for further information on our consolidated capital adequacy ratios and risk-weighted assets.

Economic Capital

Nomura’s internal measure of the capital required to support its business is the Nomura Capital Allocation Target (“NCAT”), which is measured as the amount of capital required to absorb unexpected losses over a one-year time horizon under a severely adverse scenario. For quantification purposes, a severely adverse scenario is defined as the unexpected loss computed by risk models at the 99.95th percentile. NCAT consists of i) portfolio NCAT, which captures the risks directly impacting the value of specific positions such as market risk, credit risk, asset liquidity risk and other risks such as event risk to account for portfolio risks not easily covered in a historically calibrated model, and ii) non-portfolio NCAT, which captures the risks not directly affecting the value of specific positions, such as operational risk and business risk. Nomura’s NCAT limit is initially set by the EMB, and the EMB subsequently allocates it to each business division and additional lower levels of the organization.

Available Funds

The CFO decides the maximum amount of available funds, provided without posting of any collateral, for allocation within Nomura and the EMB approves the allocation of the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

Classification and Definition of Risk

Nomura classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Market risk	Risk of loss arising from fluctuations in the value of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor or counterparty’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Operational risk	Risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

Model Risk	Risk arising from model errors or incorrect or inappropriate model application, which can lead to financial loss, poor business and strategic decision-making, restatement of external and internal reports, regulatory penalties and damage to Nomura’s reputation.

Funding and Liquidity risk	Risk of loss arising from difficulty in securing necessary funding or from a significantly higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or a deterioration in market conditions.

Business risk	Risk of failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of Nomura’s business operations. Managing business risk is the responsibility of Nomura’s Executive Managing Directors and Senior Managing Directors.

Market Risk Management

Market risk is the risk of loss arising from fluctuations in the value of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Market Risk Management Process

Effective management of market risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of complementary tools to measure, model and aggregate market risk. Nomura’s principal statistical measurement tool to assess and monitor market risk on an ongoing basis is Value at Risk (“VaR”). Limits on VaR are set in line with Nomura’s risk appetite as expressed through economic capital. In addition to VaR, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy, from firmwide level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss in the value of Nomura’s trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

VaR Methodology Assumptions

Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR for Nomura. Nomura’s VaR methodology uses historical simulation to estimate potential profit or loss. Historical market moves are repeatedly applied to current exposure, forming a distribution of simulated portfolio returns. From this distribution, potential losses can be estimated at required confidence levels or probabilities.

Nomura uses the same VaR model for both internal risk management purposes and for regulatory reporting of consolidated VaR to the FSA. For internal risk management purposes, VaR is calculated across Nomura at a 99% confidence level and using a 1-day time horizon. For regulatory reporting purposes, Nomura uses the same confidence level but a 10-day time horizon, calculated using actual 10-day historical market moves.

The VaR model uses a default historical time window of two years (520 business days). For risk management and VaR backtesting, Nomura uses a weighted VaR. For the calculation of VaR, the probability weight assigned to each measure of estimated profit or loss in the historical simulation scenarios depends on when it occurred. The older the observation, the lower the weight.

In addition, Nomura calculates other measures used to complement VaR under Basel 2.5 regulations. One of these, Stressed-VaR (“SVaR”) is calibrated using a one-year window during a period of financial stress. The SVaR calculation uses one year of market data from that period of financial stress. The one-year window is calibrated to be the one with the largest SVaR, given Nomura’s current portfolio. The historical data used for SVaR is not exponentially weighted. All VaR and SVaR numbers are calculated within the same system using equivalent model assumptions.

Nomura’s VaR model uses time series for each individual underlying, whenever available. Whenever a time series cannot be found for a specific underlying, the VaR model will follow a ‘proxy logic’ to map the exposure to an appropriate time series (for example, this would be the case for an option on a recently issued stock). The level of proxying taking place in the VaR model is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual 1-day trading losses with the corresponding VaR estimate. Using a 99% VaR measure, 2 or 3 exceptions (i.e., loss is larger than VaR) may be expected to occur each year. Nomura’s VaR model is backtested at a Nomura group level as well as at a number of lower levels, and backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division.

1-day trading losses exceeded the 99% VaR estimate on one occasion at a Nomura group level for the year ended March 31, 2014.

Limitations and Advantages of VaR

The main advantage of VaR as a risk measure is that it is able to aggregate risk from different asset classes in contrast with other risk measures sensitivities that cannot be easily aggregated directly. The risk from different divisions of Nomura can therefore easily be compared and aggregated using VaR.

As a risk measure, however, VaR has certain limitations. One of the main disadvantages with VaR is that it is a backward-looking risk measure. Using historical market moves to estimate future profits or losses assumes that only events that have actually happened in the past are relevant to analyze the risk of a portfolio.

In addition, VaR only gives an estimate of the loss at a stated 99th percentile (i.e., in one out of 100 days the loss will be greater than 1-day VaR), but not what the magnitude of loss could be whenever the loss does exceed VaR.

VaR as a risk measure is most appropriate for liquid markets and may understate the financial impact of severe events for which there is no historical precedent or where market liquidity may not be reliable. In particular, historical correlations can break down in extreme markets leading to unexpected relative market moves. This may make positions that offset each other in VaR modeling move in the same direction thus increasing losses.

Given the limitations of the VaR model, Nomura uses VaR only as one component of a diverse market risk management process. Other metrics to supplement VaR include stress testing and sensitivity analysis.

Stress Testing

Nomura conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks. Stress testing for market risk is conducted daily and weekly, using various scenarios based upon features of trading strategies. Nomura conducts stress testing not only at each desk level, but also at a Nomura group level with a set of common global scenarios in order to capture the impact of market fluctuations on the entire Nomura group.

Non-Trading Risk

A major market risk in Nomura’s non-trading portfolio relates to equity investments held for operating purposes and on a long-term basis. This non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in this portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of Nomura’s equity investments held for operating purposes. This analysis indicates that for each 10% change in the TOPIX, the market value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥15,327 million at the end of March 2013 and ¥19,721 million at the end of March 2014. The TOPIX closed at 1,034.71 points at the end of March 2013 and at 1,202.89 points at the end of March 2014. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

Credit Risk Management

Credit risk is the risk of loss arising from an obligor or counterparty’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a CVA associated with deterioration in the creditworthiness of a counterparty.

Nomura manages credit risk on a global basis and on an individual Nomura legal entity basis.

Credit Risk Management Framework

The measurement, monitoring and management of credit risk at Nomura is governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the GIRMC and/or Global Risk Strategic Committee (“GRSC”), prescribe the basic principles of credit risk management and set credit limits to counterparties that are formally approved by CRM personnel with the appropriate level of credit authority.

Credit risk exposure is managed by CRM together with various global and regional risk committees. This ensures transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.

Credit Risk Management Process

CRM operates as a credit risk control function within the Risk Management Division, reporting to the CRO. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation including margin terms; and

•	Use of appropriate credit risk mitigants including netting, collateral and hedging.

The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective. The evaluation of counterparties’ creditworthiness involves a thorough due diligence and analysis of the business environments in which they operate, their competitive positions, management and financial strength and flexibility. Credit analysts also take into account the corporate structure and any explicit or implicit credit support. CRM evaluates credit risk not only by counterparty, but also by counterparty group.

Following the credit analysis, CRM estimates the probability of default of a given counterparty or obligor through an alphanumeric ratings scale similar to that used by rating agencies and a corresponding numeric scale. Credit analysts are responsible for assigning and maintaining the internal ratings, ensuring that each rating is reviewed and approved at least annually.

Nomura’s internal rating system employs a range of ratings models to ensure global consistency and accuracy. These models are developed and maintained by the Risk Methodology Group. Internal ratings represent a critical component of Nomura’s approach to managing counterparty credit risk. They are used as key factors in:

•	Establishing the amount of counterparty credit risk that Nomura is willing to take to an individual counterparty or counterparty group (setting of credit limits);

•	Determining the level of delegated authority for setting credit limits (including tenor);

•	The frequency of credit reviews (renewal of credit limits);

•	Reporting counterparty credit risk to senior management within Nomura; and

•	Reporting counterparty credit risk to stakeholders outside of Nomura.

The Credit Risk Control Unit (“CRCU”) is a function that is independent of CRM. It ensures that Nomura’s internal rating system is properly reviewed and validated, reporting any breaks or issues to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.

Nomura has established an Internal Rating System to be a unified, exhaustive and objective framework to evaluate credit risk. Internal ratings are typically classified into obligor, facility and specialized lending ratings. Each rating classification serves to properly express the credit risk either in terms of probability of default, the level of potential recovery given its position in a capital structure or the probability of repayment under the terms of a specialized lending facility.

For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach (“FIRB”) in calculating credit risk weighted assets since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets.

Credit Limits and Risk Measures

Internal ratings form an integral part in the assignment of credit limits to counterparties. Nomura’s credit limit framework is designed to ensure that Nomura takes appropriate credit risk in a manner that is consistent with its overall risk appetite. Global Credit policies define the delegated authority matrices that establish the maximum aggregated limit amounts and tenors that may be set for any single counterparty group based on their internal rating.

Nomura’s main type of counterparty credit risk exposures arise from derivatives transactions or securities financing transactions. Credit exposures against counterparties are managed by means of setting credit limits based upon credit analysis of individual counterparty. Credit risk is managed daily through the monitoring of credit exposure against approved credit limits and the ongoing monitoring of the creditworthiness of Nomura’s counterparties. Any change in circumstance that alters Nomura’s risk appetite for any particular counterparty, sector, industry or country is reflected in changes to the internal rating and credit limit as appropriate.

Nomura’s global credit risk management systems record all credit limits and capture credit exposures to the Nomura’s counterparties allowing CRM to measure, monitor and manage utilization of credit limits, ensure appropriate reporting and escalation of any limit breaches.

For derivatives and securities financing transactions, Nomura measures credit risk primarily by way of a Monte Carlo-based simulation model that determines a Potential Exposure (“PE”) profile at a specified confidence level. The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method (“IMM”) based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

Loans and lending commitments are measured and monitored on both a funded and unfunded basis.

Wrong Way Risk

Wrong Way Risk (“WWR”) occurs when exposure to a counterparty is highly correlated with the deterioration of creditworthiness of that counterparty. Nomura has established global policies that govern the management of any WWR exposures. Stress testing is used to support the assessment of any WWR embedded within existing portfolios and adjustments are made to credit exposures and regulatory capital, as appropriate.

Stress Testing

Stress Testing is an integral part of Nomura’s management of credit risk. Regular stress tests are used to support the assessment of credit risks by counterparties, sectors and regions. The stress tests include potential concentrations that are highlighted as a result of applying shocks to risk factors, probabilities of default or rating migrations.

Risk Mitigation

Nomura utilizes financial instruments, agreements and practices to assist in the management of credit risk. Nomura enters into legal agreements, such as the International Swap and Derivatives Association, Inc (“ISDA”) agreements or equivalent (referred to as “Master Netting Agreements”), with many of its counterparties. Master Netting Agreements allow netting of receivables and payables and reduce losses potentially incurred as a result of a counterparty default. Further reduction in credit risk is achieved through entering into collateral agreements that allow Nomura to obtain collateral from counterparties either upfront or contingent on exposure levels, changes in credit rating or other factors.

Credit Risk to Counterparties in Derivatives Transactions

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2014 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥13	¥32	¥69	¥23	¥66	¥(57)	¥146	¥48	¥98
AA	125	286	375	323	675	(1,342)	442	27	415
A	512	452	548	397	949	(2,205)	653	142	511
BBB	165	155	164	120	408	(629)	383	136	247
BB and lower	21	41	38	76	299	(255)	220	279	0
Other(2)	28	16	31	11	77	(160)	3	23	0

Sub-total	864	982	1,225	950	2,474	(4,648)	1,847	655	1,271
Listed	525	160	30	1	—	(258)	458	1	457

Total	¥1,389	¥1,142	¥1,255	¥951	¥2,474	¥(4,906)	¥2,305	¥656	¥1,728

(1)	Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.
(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties
(3)	Zero balances represent where total collateral received is in excess of the total fair value therefore Nomura’s credit exposure is zero.

Exposure to certain European peripheral countries

Nomura manages country risk arising from inventory positions, trades with counterparties and any other businesses or products as deemed necessary. A number of European countries have experienced a higher degree of financial stress over the last few years. While this stress has the potential to impact both European and global markets, its impact has been more pronounced in several peripheral countries within the Euro-zone, such as Greece, Ireland, Italy, Portugal and Spain (the “GIIPS countries”) due, primarily, to their economic and fiscal weaknesses.

Financial, economic and structural issues in the GIIPS countries has adversely influenced major global financial markets. Further stress in these countries combined with a sustained market or economic downturn could adversely affect Nomura’s business and could result in substantial future losses.

The table below presents information regarding Nomura’s exposure to the GIIPS countries as of March 31, 2014. Country risk exposure is reported based on the location of the counterparty, issuer or underlier’s assets.

	Billions of yen
	March 31, 2014
	Net inventory exposures			Net counterparty exposures			Total gross funded exposure	Unfunded exposure(7)	Total gross exposure	Less: Hedges(8)	Total net exposure
	Debt securities(1)	Equity securities(2)	Equity and credit derivatives referencing GIIPS underlyings(3)	Loans(4)	Derivative contracts with GIIPS counterparties(5)	Securities financing transactions(6)
Greece	¥10	¥1	¥(3)	¥—	¥9	¥0	¥17	¥—	¥17	¥2	¥15
Sovereign	5	—	—	—	7	—	12	—	12	2	10
Non-sovereign(9)	5	1	(3)	—	2	0	5	—	5	0	5

Ireland	47	(0)	8	—	1	0	56	1	56	0	56
Sovereign	11	—	9	—	0	—	20	—	20	0	19
Non-sovereign(9)	36	(0)	(0)	—	0	0	36	1	37	0	37

Italy	22	(0)	24	—	50	1	97	—	97	32	65
Sovereign	(35)	—	28	—	34	0	27	—	27	31	(5)
Non-sovereign(9)	57	(0)	(4)	—	16	1	71	—	71	1	70

Portugal	1	(1)	5	—	0	0	5	—	5	2	3
Sovereign	0	—	(2)	—	—	—	(2)	—	(2)	1	(2)
Non-sovereign(9)	1	(1)	6	—	0	0	6	—	6	1	6

Spain	256	4	(219)	1	15	1	57	5	63	13	50
Sovereign	110	—	(86)	—	7	—	31	—	31	8	23
Non-sovereign(9)	146	4	(133)	1	8	1	26	5	32	4	27

Total	¥336	¥3	¥(185)	¥1	¥75	¥2	¥232	¥6	¥238	¥49	¥189
Sovereign	90	—	(51)	—	48	0	87	—	87	42	45
Non-sovereign(9)	245	3	(134)	1	27	2	145	6	151	6	144

(1)	Fair value amounts of long and short debt securities by GIIPS issuers. No GIIPS collateral has been used in repurchase-to-maturity transactions.
(2)	Fair value amounts of long and short equity securities by GIIPS issuers.
(3)	Net derivatives entered into for market-making and trading purposes which reference GIIPS underlyings and includes both single-name credit default swaps (“CDS”) and other credit derivatives referencing baskets of reference assets, indices or other multiple underlyings. Amounts disclosed are calculated based on notional amounts of the derivatives assuming zero recovery as adjusted for fair value movements.

Where derivative contracts cover multiple underlyings, including one or more GIIPS countries or both sovereign and non-sovereign underlyings in these countries, the relevant derivatives are disaggregated into their constituent single names for reporting in the table. Exposure for each single name is calculated as the change in mark to market of the product, based on an internally developed model, given the instantaneous default of the relevant reference credit and assuming zero recovery. No specific assumptions are made regarding the order of defaults or collateral coverage.

(4)	Fair value amounts of loans to GIIPS counterparties.
(5)	Derivatives with GIIPS counterparties which are shown net by counterparty and after deduction of cash collateral received of ¥360.8 billion.
(6)	Fair value amounts of reverse repurchase agreements, repurchase agreements, securities borrowing and lending transactions, which are shown net by counterparty and after deduction of securities collateral and cash margin received of ¥738.1 billion.
(7)	Notional amount of unfunded loan commitments with GIIPS borrowers.
(8)	Hedges consist primarily of single-name CDS where Nomura has purchased net protection against GIIPS net counterparty credit exposures. Amounts disclosed are calculated based on notional amounts assuming zero recovery as adjusted for fair value movements.
(9)	Non-sovereign counterparties are primarily financial institutions located in these countries.

Amounts reported in net inventory exposures and hedges include single-name CDS where Nomura has either purchased or sold credit protection on a single name GIIPS underlying. The following table presents the gross notional value and fair value of these derivatives by relevant GIIPS country and by type of underlying.

	Billions of yen
	March 31, 2014
	Purchased protection		Sold protection
	Notional value	Fair value	Notional value	Fair value
Greece
Sovereign	¥—	¥—	¥—	¥—
Non-sovereign	59	(5)	60	5

	59	(5)	60	5

Ireland
Sovereign	175	(3)	187	3
Non-sovereign	91	(7)	87	8

	266	(10)	274	11

Italy
Sovereign	2,283	54	2,354	(50)
Non-sovereign	579	(21)	608	25

	2,862	33	2,962	(25)

Portugal
Sovereign	242	2	240	(3)
Non-sovereign	208	(13)	217	15

	450	(11)	457	12

Spain
Sovereign	1,051	(6)	1,252	8
Non-sovereign	404	(18)	442	20

	1,455	(24)	1,694	28

Total
Sovereign	3,751	47	4,033	(41)
Non-sovereign	1,341	(64)	1,414	72

	¥5,092	¥(17)	¥5,447	¥31

These notional and fair value amounts are not representative of Nomura’s overall exposure as they exclude the impact of master netting agreements and collateralization arrangements in place with the counterparties to these transactions. See Note 3 “Derivative instruments and hedging activities” in the consolidated financial statements included in this annual report for more information around the nature of Nomura’s credit derivative activities, including the nature of payout or trigger events under these contracts.

In addition to the above direct exposures to these countries, Nomura also has indirect exposures to these countries as follows:

•

Exposure to other European sovereign and non-sovereign counterparties such as counterparties in France, Germany and the UK who themselves may have exposures to these countries. These exposures are monitored and mitigated when necessary as part of Nomura’s Credit Risk Management procedures.

•

Exposure to redenomination risk if the Euro is no longer used as the currency unit in one or more GIIPS or other Eurozone countries. Nomura monitors and manages redenomination risk through scenario analyses which quantify the potential impact on its GIIPS exposures.

•

Additional exposure to replacement risk arising from financial instruments entered into with GIIPS counterparties. Nomura manages and mitigates replacement risk relating to GIIPS counterparties by monitoring exposures on selected counterparties believed to represent the most significant risk, identifying major concentration of risks in order to reduce exposures when possible and being prepared to put in place a pre-emptive plan of action if such an event occurs.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to Nomura’s reputation if caused by an operational risk.

The Three Lines of Defence

Nomura adopts the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defence: The business which owns and manages its risks

2)	2nd Line of Defence: The Operational Risk Management (“ORM”) function, which defines and co-ordinates Nomura’s operational risk strategy and framework and provides challenge to the 1st Line of Defence

3)	3rd Line of Defence: Internal and External Audit, who provide independent assurance

Operational Risk Management Framework

An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GIRMC, with delegated authority from the EMB has formal oversight over the management of operational risk. Operational risk appetite is defined through a mixture of qualitative appetite statements and quantitative measures utilizing key components of the Operational Risk Management Framework.

This framework is set out below:

Infrastructure of the framework

•	Policy framework: Sets standards for managing operational risk and details how to monitor adherence to these standards.

•	Training and awareness: Action taken by ORM to improve business understanding of operational risk.

Products and Services

•

Risk and Control Self Assessment (“RCSA”): The process used by business units to identify and assess the operational risks to which they are exposed, the controls in place to mitigate risks, and action plans to further reduce risk.

•	Scenario Analysis: Process to identify and assess high impact, low probability ‘tail events’.

•

Event Reporting: Process to obtain information on and learn from actual events impacting Nomura and relevant external events. A key step is to identify appropriate action plans to prevent or mitigate future occurrence of events.

•	Key Risk Indicators (“KRI”): Metrics which allow monitoring of certain key operational risks and trigger appropriate responses as thresholds are breached.

Outputs

•

Analysis and reporting: A key aspect of ORM’s role is to analyze, report, and challenge operational risk information provided by business units, and work with business units to develop action plans to mitigate risks.

•	Operational risk capital calculation: Calculate operational risk capital for regulatory reporting purposes and allocate to business units to improve the efficiency on profit versus risks.

Regulatory capital calculation for operational risk

Nomura uses The Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (“Beta Factor”) determined by the FSA, to establish the amount of required operational risk capital.

Nomura uses consolidated net revenue as gross income, however for certain consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each business segment as defined in Nomura’s management accounting data to each Basel business line as follows:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

Nomura calculates the required amount of operational risk capital for each business line by multiplying the allocated annual gross income amount by the appropriate Beta Factor defined above. The operational risk capital for any gross income amount not allocated to a specific business line is determined by multiplying such unallocated gross income amount by a fixed percentage of 18%.

The total operational risk capital for Nomura is calculated by aggregating the total amount of operational risk capital required for each business line and unallocated amount and by determining a three-year average. Where the aggregated amount for a given year is negative, then the total operational risk capital amount for that year will be calculated as zero.

In any given year, negative amounts in any business line are offset against positive amounts in other business lines. However, negative unallocated amounts are not offset against positive amounts in other business lines and are calculated as zero.

Operational risk capital is calculated at the end of September and March each year.

Model Risk Management

Model risk is the risk arising from model errors or incorrect or inappropriate model application, which can lead to financial loss, poor business and strategic decision-making, restatement of external and internal reports, regulatory penalties and damage to Nomura’s reputation.

Errors can occur at any point from model assumptions through to implementation. In addition, the quality of model outputs depends on the quality of model parameters and any input data. Even a fundamentally sound model producing accurate outputs consistent with the design objective of the model may exhibit high model risk if it is misapplied or misused.

Model Management Framework

The models within the model management framework are defined as either:

•	valuation models, used for calculating prices and risk sensitivities of Nomura’s positions; or,

•

risk models, used by the Risk Management Division for quantifying the risk of a portfolio by calculating the potential losses incurred from a specific type of risk, and used for regulatory or economic capital calculations, limit monitoring, trade approval and management reporting.

Before models are put into official use, the Model Validation Group (“MVG”) is responsible for validating their integrity and comprehensiveness independently from those who design and build them. As part of this validation process, the MVG analyzes a number of factors to assess a model’s suitability, to quantify model risk which is then mitigated by applying model reserves and capital adjustments. Valuation models are developed and maintained by the business units and risk models by the Risk Methodology Group (“RMG”) within the Risk Management Division. Certain models may also be developed by third party providers. The RMG has primary responsibility for the ongoing refinement and improvement of risk models and methodologies within Nomura.

All models are also subject to an annual re-approval process by MVG to ensure they remain suitable. Upon delegation from the GRMC, the MRAC’s and GRAC’s primary responsibility is to govern and provide oversight of model management for valuation and risk models, respectively.

Changes to valuation and risk models

Nomura has documented policies and procedures in place, approved by the GIRMC and/or GRSC, which define the process and validation requirements for implementing changes to valuation and risk models. For changes with an impact above certain materiality thresholds, model approval is required. These materiality thresholds are defined through procedures owned by MVG and reflect Nomura’s model risk appetite. For certain material changes to risk models, backtesting of the new model, parallel running of both models and stress-testing of the new model are required prior to the model being approved.

Risk Measures and Controls

Limit Frameworks

The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate clear escalation policies to ensure approval of limits at appropriate levels of seniority. The Risk Management Division is responsible for day-to-day operation of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market and credit risks.

New Business Risk Management

The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and new businesses are identified and managed appropriately. The new business approval process consists of two components:

1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions. Clear responsibilities are documented for cases of non-adherence.

2)	The new product approval process allow business unit sponsors to submit applications for new products and obtain input from relevant departments prior to approval of the application. The process is designed to capture and assess risks across all risk classes as a result of the new product or business.

Stress Testing

Stress testing is a process of assessing the stability or business continuity of Nomura from the view point of capital adequacy, profit and loss impact or liquidity adequacy using plausible scenarios at various levels of the hierarchy from firmwide level to division or desk levels, including those based on sensitivity analysis.

Nomura conducts a rigorous programme of stress testing through a comprehensive suite of top-down and bottom-up scenarios, covering different time horizons, severities, scope and methodologies and these are reviewed, run and presented on a regular basis to senior management, who can then take appropriate actions.

Stress testing is categorised either as sensitivity analysis, scenario analysis, firmwide stress testing or reverse stress testing.

•

Sensitivity analysis is used to quantify the impact of a market move in one or two associated risk factors across all positions (e.g., equity prices or equity prices/equity volatility) using a variety of defined market shocks in order to assess specific risks or potential concentrations;

•	Scenario analysis is used to quantify the impact of a specified event on Nomura’s portfolio, combining simultaneous cross- asset market shocks;

•

Firmwide stress testing is applied consistently across risk classes, such as market, credit, operational, business and liquidity risks. It is used to assess Nomura’s capital adequacy under severe market scenarios; and

•

Reverse stress testing is designed to identify a range of adverse circumstances which could cause Nomura’s business plan to become unviable. Such tests would stress Nomura’s exposures or business models in an “extreme” fashion until the point of capital failure, liquidity failure or business closure.

Stress tests are run on a regular basis as part of Nomura’s routine risk management process and on an ad hoc basis in response to market events or concerns. Stress testing is regarded as an integral part of Nomura’s risk management governance and used as a tool for forward-looking risk management and decision-making.

(5) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of losses arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our liquidity risk management policy is based on liquidity risk appetite which the Group Integrated Risk Management Committee formulates upon delegation by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and one month periods, respectively, without raising funds through unsecured funding or through the liquidation of assets.

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; and (5) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2014, our liquidity portfolio was ¥6,127.2 billion which generated a liquidity surplus taking into account stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2013 and March 31, 2014 and averages maintained for the years ended March 31, 2013 and March 31, 2014. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2013	As of March 31, 2013	Average for year ended March 31, 2014	As of March 31, 2014
Cash, cash equivalents and time deposits(1)	¥911.1	¥960.6	¥1,676.6	¥1,497.2
Government securities	4,712.3	4,512.3	4,667.3	4,483.6
Others(2)	480.3	410.6	214.9	146.4

Total liquidity portfolio	¥6,103.7	¥5,883.5	¥6,558.8	¥6,127.2

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2013 and March 31, 2014 and averages maintained for the years ended March 31, 2013 and March 31, 2014. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2013	As of March 31, 2013	Average for year ended March 31, 2014	As of March 31, 2014
Japanese Yen	¥1,836.6	¥1,362.2	¥2,463.3	¥2,272.3
U.S. Dollar	2,445.6	2,355.1	2,171.5	2,050.4
Euro	816.1	876.5	1,015.0	1,049.0
British Pound	695.9	752.6	662.4	568.6
Others(1)	309.5	537.1	246.6	186.9

Total liquidity portfolio	¥6,103.7	¥5,883.5	¥6,558.8	¥6,127.2

(1)	Includes other currencies such as the Canadian dollar, the Australian dollar and the Swiss franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co. Ltd (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 21 “Regulatory requirements” in our consolidated financial statements included within this annual report.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2013 and March 31, 2014.

	Billions of yen
	March 31, 2013	March 31, 2014
NHI and NSC(1)	¥1,616.9	¥1,900.9
Major broker-dealer subsidiaries	3,179.0	2,815.2
Bank subsidiaries(2)	775.3	1,170.5
Other group entities	312.3	240.6

Total liquidity portfolio	¥5,883.5	¥6,127.2

(1)	NSC, a broker dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.
(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank Luxembourg S.A.

In addition to our liquidity portfolio, we had ¥1,720.3 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate of our liquidity portfolios and other unencumbered assets as of March 31, 2014 was ¥7,847.5 billion, which represented 264.3% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2013	March 31, 2014
Net liquidity value of other unencumbered assets	¥1,168.4	¥1,720.3
Liquidity portfolio	5,883.5	6,127.2

Total	¥7,051.9	¥7,847.5

2. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This enables us to fund our operations for at least one year in a market-wide stress event, without needing to raise unsecured funding or force the liquidation of assets. The amount of liquidity required is based on an internal model which incorporates the following requirements:

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating.

Collateral requirements to support potential increased intraday collateral requirements from our clearing and settlement agents arising as a result of a two-notch downgrade in our credit rating.

In addition, other unencumbered assets held at exchanges for other related requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model takes into account legal, regulatory and tax restrictions that may impact the ability to freely transfer liquidity across the entities within the Nomura Group.

We seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to interest rates, equities, indices, currencies or commodities. We issue structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to maintain funding consistency with our unsecured long-term debt. The proportion of our non-yen denominated long-term debt slightly increased to 32.0% of total long-term debt outstanding as of March 31, 2014 from 29.7% as of March 31, 2013.

2.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposits at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit held by our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2013 and March 31, 2014.

	Billions of yen
	March 31, 2013	March 31, 2014
Short-term bank borrowings	¥621.3	¥722.5
Other loans	42.4	49.2
Commercial paper	296.7	246.9
Deposits at banking entities	781.4	757.7
Certificates of deposit	214.5	240.5
Debt securities maturing within one year	337.0	952.5

Total short-term unsecured debt	¥2,293.3	¥2,969.3

2.2 Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, NSC, Nomura Europe Finance N.V. (“NEF”) and NBI are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2013 and March 31, 2014.

	Billions of yen
	March 31, 2013	March 31, 2014
Long-term deposits at banking entities	¥76.2	¥116.0
Long-term bank borrowings	2,173.7	2,057.6
Other loans	133.9	129.0
Debt securities(1)	4,073.5	3,916.0

Total long-term unsecured debt	¥6,457.3	¥6,218.6

(1)	Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810, “Consolidation” and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

During the year ended March 31, 2014, the Company issued ¥214.9 billion of domestic and global senior notes.

2.3 Maturity Profile

We also seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. The average maturity for plain vanilla debt securities and borrowings with maturities longer than one year was 3.8 years as of March 31, 2014. A significant amount of our medium-term notes are structured and linked to interest rates, equities, indices, currencies or commodities. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 6.3 years as of March 31, 2014. The average maturity of our entire long-term debt portfolio, including plain vanilla debt securities and borrowings, was 4.7 years as of March 31, 2014. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

Redemption schedule is individually estimated by considering the probability of redemption.

2.4 Secured Borrowings

We typically fund our trading activities on a secured basis through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We lower the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, delivering various types of securities collateral, and actively seeking long-term agreements. For more detail of secured borrowings and repurchase agreements, see Note 6 “Collateralized transactions” in our consolidated financial statements included within this annual report.

3. Management of Credit Lines to Nomura Group entities

We have committed facility agreements with financial institutions as part of our contingent financing sources. Total unused committed facilities decreased ¥13.0 billion to ¥65.0 billion as of March 31, 2014 from ¥78.0 billion as of March 31, 2013. We have structured facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on the facilities. We occasionally test the effectiveness of our drawdown procedures.

4. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at our parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow (“MCO”)” framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or the liquidation of assets for one month.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of March 31, 2014, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash and collateral outflows in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses on inventory; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

We recognize that liquidity standards for financial institutions continues to be the subject of further discussion among relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area.

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision” (“Sound Principles”). To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (the “LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (the “NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonised” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

After an observation period, the LCR, including any revisions, will be introduced on January 1, 2015. The NSFR, including any revisions, will move to a minimum standard by January 1, 2018.

5. Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the BOJ, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the fiscal year ended March 31, 2013 and 2014, we recorded net cash inflows from operating activities and net cash outflows from investing activities as discussed in the comparative analysis below.

The following is the summary information on our consolidated cash flows for the years ended March 31, 2013 and 2014:

	Billions of yen
	Year Ended March 31
	2013	2014
Net cash provided by operating activities	¥549.5	¥457.4
Net income	105.7	216.4
Trading assets and private equity investments	(1,448.5)	(485.7)
Trading liabilities	248.0	2,007.8
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,375.9	(183.9)
Securities borrowed, net of securities loaned	863.5	(1,604.5)
Other, net	(595.2)	507.2
Net cash used in investing activities	(160.5)	(103.2)
Net cash provided by (used in) financing activities	(701.6)	289.4
Long-term borrowings, net	(400.2)	546.2
Other, net	(301.5)	(256.8)
Effect of exchange rate changes on cash and cash equivalents	47.2	41.1

Net increase (decrease) in cash and cash equivalents	(265.4)	684.7
Cash and cash equivalents at beginning of the year	1,070.5	805.1

Cash and cash equivalents at end of the year	¥805.1	¥1,489.8

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2014, our cash and cash equivalents increased by ¥684.7 billion to ¥1,489.8 billion. Net cash of ¥289.4 billion was provided by financing activities due to net cash inflows of ¥546.2 billion from Long-term borrowings. As part of trading activities, while there were net cash inflows of ¥1,522.1 billion from cash outflows due to an increase in Trading assets and Private equity investments in combination with cash inflows due to an increase in Trading liabilities, they were offset by ¥1,788.4 billion of net cash outflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥457.4 billion was provided by operating activities.

For the year ended March 31, 2013, our cash and cash equivalents decreased by ¥265.4 billion to ¥805.1 billion. Net cash of ¥701.6 billion was used in financing activities due to cash outflows of ¥400.2 billion by net payments of Long-term borrowings. As part of trading activities, while there were net cash outflows of ¥1,200.5 billion from cash inflows due to an increase in Trading liabilities in combination with cash outflows due to an increase in Trading assets and Private equity investments, they were offset by ¥2,239.4 billion of net cash inflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥549.5 billion was provided by operating activities.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2014, were ¥43,520.3 billion, a increase of ¥5,577.9 billion compared with ¥37,942.4 billion as of March 31, 2013, reflecting increases in Securities purchased under agreements to resell, Securities borrowed and Trading assets. Total liabilities as of March 31, 2014, were ¥40,967.1 billion, a increase of ¥5,343.6 billion compared with ¥35,623.5 billion as of March 31, 2013, reflecting increases in Securities sold under agreements to repurchase and Trading liabilities. NHI shareholders’ equity as of March 31, 2014, was ¥2,513.7 billion, an increase of ¥219.3 billion compared with ¥2,294.4 billion as of March 31, 2013, due to increases in Retained earnings and Accumulated other comprehensive income (loss).

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31
	2013		2014
NHI shareholders’ equity	¥2,294.4		¥2,513.7
Total assets	37,942.4		43,520.3
Adjusted assets(1)	23,827.1		26,173.3
Leverage ratio(2)	16.5	x	17.3	x
Adjusted leverage ratio(3)	10.4	x	10.4	x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31
	2013	2014
Total assets	¥37,942.4	¥43,520.3
Less:
Securities purchased under agreements to resell	8,295.4	9,617.7
Securities borrowed	5,819.9	7,729.3

Adjusted assets	¥23,827.1	¥26,173.3

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 14.7% reflecting primarily an increase in Securities purchased under agreement to resell, Securities borrowed and Trading assets. Total NHI shareholders’ equity increased by 9.6% reflecting primarily an increase in Retained earnings and Accumulated other comprehensive income (loss). As a result, our leverage ratio went up from 16.5 times as of March 31, 2013 to 17.3 times as of March 31, 2014.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratio was 10.4 times as of March 31, 2013 and as of March 31, 2014.

Consolidated Regulatory Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31 2014, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 13.2%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 13.2% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 15.5% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of March 31, 2014 is 4.0% for the common equity Tier 1 capital ratio, 5.5% for the Tier 1 capital ratio and 8% for the consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2013 and March 31, 2014.

	Billions of yen, except ratios
	March 31
	2013	2014
Common equity Tier 1 capital	¥2,092.9	¥2,314.2
Tier 1 capital	2,092.9	2,314.2
Total capital	2,452.1	2,715.7
Risk-Weighted Assets
Credit risk-weighted assets	9,529.1	8,034.8
Market risk equivalent assets	5,846.1	6,999.7
Operational risk equivalent assets	2,171.4	2,391.5

Total risk-weighted assets	¥17,546.7	¥17,425.9

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	11.9%	13.2%
Tier 1 capital ratio	11.9%	13.2%
Consolidated capital adequacy ratio	13.9%	15.5%

Common equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital are calculated by deducting regulatory adjustment item from basic capital item for each capital class, respectively. If the amount of basic item is less than the amount of adjustment item, we need to deduct deficit amount from upper capital class. Each capital item and regulatory adjustment is defined in the Capital Adequacy Notice on Final Designated Parent Company and these new definitions of capital will come into effect gradually by transitional measures.

As of March 31, 2014, capital items for our common equity Tier 1 capital mainly consists of shareholders’ equity relating to our common stock and all or part of our subordinated debt which satisfies the requirements under Capital Adequacy Notice on Final Designated Parent Company (such as maturity) is included into capital items for Tier 2 capital. We have not issued any capital instruments which can be included into additional Tier 1 capital.

Regulatory adjustment for our common equity Tier 1 capital mainly consists of a part of intangible assets and expected losses. Regulatory adjustment for our Tier 2 capital includes investments in additional Tier 1 capital instruments of other financial institutions and a part of expected losses. (Note both items are transitional treatment.) Regulatory adjustment for our additional Tier 1 capital will be included into regulatory adjustment for common equity Tier 1 capital, as we don’t have any outstanding additional Tier 1 capital instruments.

Market risk equivalent assets are calculated by using The Internal Models Approach for market risk. Since the end of December, 2011, we have been required to calculate market risk equivalent assets under the Basel 2.5 rule, which is significantly larger than market risk equivalent assets under the Basel II rule. Also, since the end of March 2013, a part of securitization products has been added to the scope of market risk calculation.

Since the end of March, 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and The Standardized Approach, respectively, with the approval of the FSA. Furthermore, since the end of December 2012, we started using the Internal Model Method for the exposure calculation of majority of derivative and repurchase agreements instead of the Current Exposure Method or the Comprehensive Method upon approval from the FSA. Since the end of March 2013, the scope of credit risk-weighted assets calculation has been widened following the implementation of Basel III (e.g., credit risk for CVA (credit value adjustment) on derivative exposures, credit risk for CCP (central counter party) exposures, etc.).

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this annual report can compare our capital position against those of other financial groups to which Basel III is applied. Management receives and reviews these capital ratios on a regular basis.

The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework, which was called ‘Basel 2.5’. This announcement stated that the Basel Committee’s trading book rules, effective at the end of 2011, would introduce higher capital requirements to capture the credit risk of complex trading activities, which became effective at the end of 2011. Such trading book rules also included a stressed VaR requirement.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. The proposals include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for OTC derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. These standards were implemented from 2013, which includes transitional treatment, (i.e. they are phased in gradually from 2013). In addition, after two rounds of public consultation and discussions with the Committee on Payment and Settlement Systems (“CPSS”) and the International Organization of Securities Commissions (“IOSCO”), the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which were intended to come into effect as of January 2013 as part of Basel III. This first version of CCPs rule came into effect from 2013 and the final version of CCPs rule was announced in April 2014 from the Basel Committee, which is not implemented. Moreover, a series of final standards on the regulatory frameworks such as Basel III leverage ratio framework and disclosure requirements, capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to central counterparties and supervisory framework for measuring and controlling large exposures have been published by the Basel Committee.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The FSB also announced the group of G-SIBs will be updated annually and published by the FSB each November. In November 2012 and November 2013, the FSB and the Basel Committee have updated the list of G-SIBs. We were not designated as a G-SIBs in November 2012 and November 2013. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important financial institutions (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. In addition to the above, the FSB and the IOSCO have published assessment methodologies for identifying Non-bank Non-insurer Global Systemically Important Financial Institutions (NBNI G-SIFIs), for public consultation.

Following the change in international regulatory environment, the FSA introduced rules and notices such as the Capital Adequacy Notice on Final Designated Parent Company on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. It is expected that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or IOSCO.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. The long-term and short-term debts of the Company and NSC are rated by Standard & Poor’s, Moody’s Investors Service, Rating and Investment Information, Inc and Japan Credit Rating Agency, Ltd.

On October 3, 2013, Nomura attained short-term and long-term credit ratings from Fitch Ratings for the Company and Nomura Securities Co., Ltd. as follows:

Company	Short-term Debt	Long-term Debt
Nomura Holdings, Inc	F1	A-
Nomura Securities Co., Ltd	F1	A-

As of May 31, 2014, the credit ratings of the Company and NSC were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa3
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa2
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

(6) Off-Balance Sheet Arrangements

Off-balance sheet entities

In the normal course of business, Nomura engages in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves to provide credit, liquidity or market risk support to such entity;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including a contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. Nomura both creates or sponsors these entities and also enters into arrangements with entities created or sponsored by others.

Nomura’s involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, Nomura also acts as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. Nomura retains, purchases and sells variable interests in SPEs in connection with our market-making, investing and structuring activities. Nomura’s other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of Nomura’s arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 8 “Securitizations and Variable Interest Entities” in the consolidated financial statements.

Repurchase and securities lending transactions accounted for as sales

Nomura enters into certain types of repurchase agreements and securities lending transactions which we account for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. These consist of repurchase-to-maturity transactions and certain types of securities transactions.

Nomura enters into repurchase-to-maturity transactions to take advantage of arbitrage opportunities between the cash security and repo markets. These transactions involve the sourcing of specific securities in the market and contemporaneously entering into repurchase agreements with different counterparties where the maturity of the agreement matches the maturity of the security transferred as collateral. There were no securities derecognized from our consolidated balance sheets under open repurchase-to-maturity transactions as of March 31, 2013 and 2014, respectively.

In June 2014, the FASB issued new guidance which changes the accounting for repurchase-to-maturity transactions. See Note 1 “Summary of accounting policies: Future accounting developments” in our consolidated financial statements for further information regarding this new guidance.

Nomura engages in certain Japanese securities lending transactions for funding purposes under which we transfer long securities (such as Japanese listed equities). The agreements supporting these transactions include varying margining requirements, but the amount of cash we borrow from our counterparties is typically significantly less than the fair value of securities we lend. Nomura accounts for these transactions as sales in our consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 are met. In particular, Nomura do not maintain effective control over the transferred financial assets as Nomura are not able to be repurchase or redeem the transferred financial assets on substantially agreed terms, even in the event of default by the transferee. Upon adoption of Accounting Standard Update (“ASU”) No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” as of January 1, 2012, Nomura has not derecognized such transactions that started on and after the adoption date. There were no securities derecognized from our consolidated balance sheets under open securities lending transactions as of March 31, 2013 and 2014, respectively.

(7) Tabular Disclosure of Contractual Obligations

As part of our business, Nomura enters into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In the normal course of our banking / financing activities, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

Long-term borrowings and contractual interest payments:

•

In connection with our operating activities, Nomura issues Japanese yen and non-Japanese yen denominated long-term borrowings which incur variable and fixed interest payments in accordance with our funding policy.

Operating lease commitments:

•	Nomura leases our office space and certain employees’ residential facilities in Japan primarily under cancellable lease agreements which are customarily renewed upon expiration;

•	Nomura leases certain equipment and facilities under non-cancellable operating lease agreements.

Capital lease commitments:

•	Nomura leases certain office space, equipment and facilities under capital lease agreements.

Purchase obligations:

•	Nomura has purchase obligations for goods and services which include payments for construction-related, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking and financing activities, Nomura enters into contractual commitments to extend credit, which generally have a fixed expiration dates;

•	In connection with our investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by clients.

Commitments to invest in partnerships:

•

In connection with our merchant banking activities, Nomura has commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Commitments to purchase aircraft:

•	In connection with our aircraft leasing business, Nomura has commitments to purchase aircraft.

Note 10 “Lease” in our consolidated financial statements contains further detail on our operating lease and capital lease. Note 13 “Borrowings” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 23 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report contains further detail on our other commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the maximum amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2014:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥11,509	¥334	¥2,668	¥2	¥8,505
Long-term borrowings(1)	8,045,501	1,435,789	2,018,293	1,862,849	2,728,570
Contractual interest payments(2)	1,104,656	155,372	227,793	164,380	557,111
Operating lease commitments	149,942	18,310	28,917	22,638	80,077
Capital lease commitments(3)	64,100	509	7,778	8,115	47,698
Purchase obligations(4)	15,901	13,825	2,076	—	—
Commitments to extend credit	479,634	85,533	52,872	165,623	175,606
Commitments to invest in partnerships	18,460	4,305	829	318	13,008
Commitments to purchase aircraft	4,409	4,409	—	—	—

Total	¥9,894,112	¥1,718,386	¥2,341,226	¥2,223,925	¥3,610,575

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2014.
(3)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(4)	The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki Repo transactions. These commitments amount to ¥2,365 billion for resale agreements and ¥771 billion for repurchase agreements as of March 31, 2014.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

Total	6,000,000,000

(Note)

The “Authorized Share Capital” is stated by class and the total is the number of authorized share capital designated in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2013	Number of Issued Shares as of June 27, 2013	Trading Markets	Description
Common Stock	3,822,562,601	3,822,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Nagoya Stock Exchange(2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,822,562,601	3,822,562,601	—	—

(1)	Shares that may have increased from exercise of stock options between June 1, 2014 and June 26, 2014 are not included in the number of issued shares as of June 26, 2014.
(2)	Listed on the First Section of each stock exchange.

(2) Stock Options

A. Stock Acquisition Right

Name of Stock Acquisition Rights (“SARs”)	Number of SARs	Number of Common Stock under SARs (March 31, 2014)	Number of Common Stock under SARs in the Preceding Month to Filing of this Report (May 31, 2014)	Period for the Exercise of SARs	Exercise Price per Share under SARs (yen)
SARs No.13	1,044	104,400	—	From April 26, 2009 to April 25, 2014	1
SARs No.14	1,503	150,300	70,300	From June 22, 2009 to June 21, 2014	1
SARs No.15	1,130	113,000	Same as left	From August 2, 2009 to August 1, 2014	1,874
SARs No.16	17,990	1,799,000	1,796,000	From August 2, 2009 to August 1, 2014	1,874
SARs No.17	1,732	173,200	146,400	From August 2, 2009 to August 1, 2014	1
SARs No.18	85	8,500	Same as left	From October 20, 2009 to October 19, 2014	1
SARs No.19	3,849	384,900	338,600	From April 24, 2010 to April 23, 2015	1
SARs No.20	313	31,300	Same as left	From June 24, 2010 to June 23, 2015	1
SARs No.21	1,648	164,800	157,000	From June 24, 2010 to June 23, 2015	1
SARs No.22	1,100	110,000	Same as left	From August 6, 2010 to August 5, 2015	1,292
SARs No.23	18,740	1,874,000	1,871,000	From August 6, 2010 to August 5, 2015	1,292
SARs No.24	30	3,000	Same as left	From August 6, 2010 to August 5, 2015	1
SARs No.27	52	5,200	Same as left	From November 11, 2010 to November 10, 2015	1
SARs No.28	3,064	306,400	Same as left	From May 1, 2011 to April 30, 2016	1
SARs No.29	1,013	101,300	83,300	From June 17, 2011 to June 16, 2016	1
SARs No.30	3,254	325,400	310,800	From June 17, 2011 to June 16, 2016	1
SARs No.31	1,560	156,000	Same as left	From August 6, 2011 to August 5, 2016	734
SARs No.32	22,055	2,205,500	2,202,500	From August 6, 2011 to August 5, 2016	734
SARs No.34	11,590	1,159,000	1,019,900	From May 19, 2012 to May 18, 2017	1
SARs No.35	10,285	1,028,500	873,000	From May 19, 2012 to May 18, 2017	1
SARs No.36	485	48,500	Same as left	From May 19, 2013 to May 18, 2017	1
SARs No.37	26,450	2,645,000	2,461,900	From April 30, 2012 to April 29, 2017	1

Name of Stock Acquisition Rights (“SARs”)	Number of SARs	Number of Common Stock under SARs (March 31, 2014)	Number of Common Stock under SARs in the Preceding Month to Filing of this Report (May 31, 2014)	Period for the Exercise of SARs	Exercise Price per Share under SARs (yen)
SARs No.38	9,937	993,700	900,700	From April 30, 2013 to April 29, 2018	1
SARs No.39	20,703	2,070,300	2,059,000	From November 16, 2012 to November 15, 2017	478
SARs No.40	17,607	1,760,700	1,654,100	From May 25, 2012 to May 24, 2018	1
SARs No.41	40,572	4,057,200	3,537,600	From May 25, 2013 to May 24, 2018	1
SARs No.42	184,627	18,462,700	13,922,100	From May 25, 2014 to May 24, 2018	1
SARs No.43	20,868	2,086,800	2,059,100	From November 16, 2013 to November 15, 2018	299
SARs No.44	21,021	2,102,100	1,860,100	From April 20, 2013 to April 19, 2018	1
SARs No.45	125,637	12,563,700	7,444,800	From April 20, 2014 to April 19, 2019	1
SARs No.46	124,121	12,412,100	12,360,200	From April 20, 2015 to April 19, 2020	1
SARs No.47	48,702	4,870,200	Same as left	From April 20, 2016 to April 19, 2021	1
SARs No.48	48,607	4,860,700	Same as left	From April 20, 2017 to April 19, 2022	1
SARs No.49	16,710	1,671,000	1,649,300	From October 20, 2015 to April 19, 2021	1
SARs No.50	16,696	1,669,600	1,647,900	From October 20, 2016 to April 19, 2022	1
SARs No.51	28,351	2,835,100	2,834,700	From November 13, 2014 to November 12, 2019	298
SARs No.52	68,851	6,885,100	4,926,600	From April 20, 2014 to April 19, 2019	1
SARs No.53	68,523	6,852,300	6,822,300	From April 20, 2015 to April 19, 2020	1
SARs No.54	68,203	6,820,300	6,790,400	From April 20, 2016 to April 19, 2021	1
SARs No.55	27,098	2,709,800	2,709,600	From November 19, 2015 to November 18, 2020	838

B. Bond with the stock acquisition right

None

C. Convertible Bonds and Bonds with subscription warrant which are deemed as Bonds with stock acquisition rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc

None

(3) Conversion of bond with the stock acquisition right with provision of adjustment of conversion price

None

(4) Rights plan

None

(5) Changes in Issued Shares, Common Stock, etc.

Date	Increase/(Decrease) of Issued Shares	Total Issued Shares	Increase/(Decrease) of Common Stock (thousand yen)	Common Stock (thousand yen)	Increase/(Decrease) of Additional paid-in capital (thousand yen)	Additional paid-in capital (thousand yen)
October 13, 2009(1)	766,000,000	3,427,092,760	208,474,560	530,239,412	208,474,560	459,943,888
October 27, 2009(2)	34,000,000	3,461,092,760	9,253,440	539,492,852	9,253,440	469,197,328
From April 1, 2009 to March 31, 2010(3)	258,040,481	3,719,133,241	55,000,000	594,492,852	55,000,000	524,197,328
July 1, 2011(4)	103,429,360	3,822,562,601	—	594,492,852	35,478,900	559,676,228

(1)	Public Offering: issued 766,000,000 shares, issue price 568 yen per share, paid in amount 544.32 yen per share, amount applied to stated capital 272.16 yen per share.
(2)	Third-Party Allotment (by way of over-allotment): issued 34,000,000 shares, paid in amount 544.32, amount applied to stated capital 272.16 per share, allotted to Mitsubishi UFJ Securities Co., Ltd.
(3)	Increase due to the conversion of convertible bond with stock acquisition rights.
(4)	Increase due to the Share Exchange Agreement between the Company and Nomura Land and Building Co., Ltd. (“NLB”) on which 118 common shares of the Company were allotted for each share of NLB.

(6) Shareholders

	As of March 31, 2014
	Unit Shareholders (100 shares per 1 unit)
					Foreign Shareholders
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Other than individuals	Individuals	Individuals and Others	Total	Shares Representing Less than One Unit (Shares)
Number of Shareholders	0	212	102	4,227	750	249	447,867	453,407	—
Number of Units Held	0	7,335,995	2,013,259	1,697,314	13,579,575	5,734	13,576,168	38,208,045	1,758,101
Percentage of Units Held (%)	0	19.20	5.27	4.44	35.54	0.02	35.54	100.00	—

(1)	Out of 103,784,258 treasury stocks, 1,037,842 units are included in Individuals and Others while 58 shares are in Shares Representing Less than One Unit (Shares).
(2)	Other Corporations includes 20 units held by Japan Securities Depository Center, Inc.

(7) Major Shareholders

		As of March 31, 2014
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	162,108	4.24
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	128,994	3.37
The Bank of New York Mellon SA/NV 10	Rue Montoyerstraat 46, 1000 Brussels, Belgium	124,073	3.25
The Bank of New York Mellon as depository bank for depository receipt holders	c/o the Bank of New York Mellon 101 Barclay Street, 22nd Floor West, New York, NY 10286, U.S.A.	44,659	1.17
State Street Bank West Client Treaty	1776 Heritage Drive, North Quincy, MA 02171, U.S.A.	43,994	1.15
Japan Trustee Services Bank, Ltd. (Trust Account 6)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	42,067	1.10
Japan Trustee Services Bank, Ltd. (Trust Account 5)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	42,022	1.10
Japan Trustee Services Bank, Ltd. (Trust Account 1)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	41,720	1.09
Japan Trustee Services Bank, Ltd. (Trust Account 3)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	41,440	1.08
Japan Trustee Services Bank, Ltd. (Trust Account 2)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	41,337	1.08

Total		712,414	18.64

(1)	The Company has 103,784 thousand shares of treasury stock as of March 31, 2014 which is not included in the Major Shareholders list above.
(2)	For Shares Held in the above, amounts less than thousand shares are discarded.

(8) Voting Rights

A. Outstanding Shares

	As of March 31, 2014
	Number of Shares		Number of Votes	Description
Stock without voting right		—	—	—
Stock with limited voting right (Treasury stocks, etc.)		—	—	—
Stock with limited voting right (Others)		—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury stocks) Common stock	103,784,200	—	—
	(Crossholding stocks) Common stock	2,109,700	—	—
Stock with full voting right (Others)	Common stock	3,714,910,600	37,149,106	—
Shares less than 1 unit	Common stock	1,758,101	—	Shares less than 1 unit (100 shares)

Total Shares Issued		3,822,562,601	—	—

Voting Rights of Total Shareholders		—	37,149,106	—

(1)	Stock with full voting right (Others) includes 2,000 shares held by Japan Securities Depository Center, Inc. Shares less than 1 unit includes 58 treasury stocks.

B. Treasury Stocks

		As of March 31, 2014
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	103,784,200	—	103,784,200	2.72
(Crossholding Stocks)
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-Ku, Osaka-Shi, Osaka, Japan	100,000	—	100,000	0.00
Nomura Japan Corporation	2-1-3 Nihonbashi, Horidomecho, Chuo-Ku, Tokyo, Japan	5,000	—	5,000	0.00
Nomura International plc.*	1 Angel Lane, London, United Kingdom	4,700	—	4,700	0.00

Total	—	105,893,900	—	105,893,900	2.77

*	All treasury stocks were sold after March 31, 2014 and no treasury stocks are held by Nomura International plc. as of the date of this report.

(9) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights.

2. Stock Repurchase

Type of Stock	Repurchase of the common stock in accordance with provisions of Articles 155-3 and 155-7 of the Companies Act.

(1) Stock Repurchase resolved by Shareholders’ Meeting

None

(2) Stock Repurchase resolved by Board of Directors

	Number of Shares	Total Amount (Yen)
Resolution at the Board of Directors (April 26, 2013) (Purchase period from May 8 to May 31, 2013)	40,000,000	35,000,000,000
Stock repurchased prior to April 1, 2013	—	—
Stock repurchased from April 1, 2013 to March 31, 2014	40,000,000	32,470,386,300
Total shares and amounts resolved	—	—
Percentage not repurchased at year end (%)	—	7.2
Repurchases made in the period	—	—
Percentage not repurchased at the date of submission of this annual report (%)	—	7.2

	Number of Shares	Total Amount (Yen)
Resolution at the Board of Directors (April 30, 2014) (Purchase period from May 19, 2014 to July 25, 2014)	100,000,000	70,000,000,000
Stock repurchased prior to April 1, 2013	—	—
Stock repurchased from April 1, 2013 to March 31, 2014	—	—
Total shares and amounts resolved	100,000,000	70,000,000,000
Percentage not repurchased at year end (%)	100.0	100.0
Repurchases made in the period	100,000,000	65,188,616,000
Percentage not repurchased at the date of submission of this annual report (%)	—	6.9

(3) Stock Repurchase not based on above (1) or (2)

	Number of Shares	Total Amount (Yen)
Stock repurchased during the year ended March 31, 2014(1)	38,931	29,553,908
Stock repurchased during the period(2)	3,057	1,922,413

(1)	Acceptance of requests for purchasing less-than-a-full-unit-shares.
(2)	Repurchases from June 1, 2014 to the reporting date of this annual report are not included.

(4) Disposal and retention of repurchased stock

	Year ended March 31, 2014		Stock repurchased during the period(2)
	Number of shares	Total amount of disposal (yen)	Number of shares	Total amount of disposal (yen)
Disposal through offering	—	—	—	—
Cancellation	—	—	—	—
Transfer through merger, share exchange and corporate division	—	—	—	—
Others(1)	44,690,369	30,127,728,222	12,497,340	8,288,612,057
Treasury stocks	103,784,258	—	191,289,975	—

(1)	Others are for purchasing less-than-a-full-unit-shares and disposal for exercise of stock acquisition rights.
(2)	Repurchases or disposals from June 1, 2014 to the reporting date of this annual report are not included.

3. Dividend Policy

The Company seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. It reviews its capital sufficiency as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

The Company believes that raising shareholder value over the long term and paying dividends are essential to rewarding shareholders. It will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

However, dividend payments for period will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

The payment frequency is semi-annual in principle (record dates: September 30 and March 31).

Pursuant to Article 459 (1) of Companies Act of Japan, in the Company’s Articles of Incorporation, the Company established the capability to declare dividends from retained earnings by decision of the Board of Directors based on the record dates of June 30, September 30, December 31, and March 31 of each year.

As for retained earnings, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure such as IT system and retail, to maximize shareholder value, while giving due regard to potential regulatory changes as mentioned above.

Acquisition of treasury stocks is considered as one of the choices in the financial policy in order to take flexible action to the changes in the business environment. Approved treasury stock acquisition will be disclosed without delay and executed according to the Company’s policy.

(Dividends for the year ended March 31, 2014)

In line with its dividend policy for the year ended March 31, 2014, the Company paid a dividend of 8 yen per share to shareholders of record as of September 30, 2013. Based on the same dividend policy, we paid a dividend of 9 yen per share to shareholders of record as of March 31, 2014. As a result, the annual dividend totaled 17 yen per share.

The details of dividends from retained earnings in the year ended March 31, 2014 are as follows.

Decision date	Record date	Total dividend value (millions of yen)	Dividend per share (yen)
Board of Directors October 29, 2013	September 30, 2013	29,662	8.00

Board of Directors April 30, 2014	March 31, 2014	33,469	9.00

4. Stock Price History

(1) Annual Highs and Lows over the last five years

Year Ending:	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2013	March 31, 2014
High (Yen)	934	717	436	608	980
Low (Yen)	498	361	223	241	535

Stock prices in the first section of Tokyo Stock Exchange

(2) Monthly Highs and Lows over the last six months

Month	October 2013	November 2013	December 2013	January 2014	February 2014	March 2014
High (Yen)	776	831	818	828	727	716
Low (Yen)	708	708	756	724	659	625

Stock prices in the first section of Tokyo Stock Exchange

6. Status of Corporate Governance and Other

(1) Corporate Governance

Fundamental concept of corporate governance

The Company recognizes that enhancement of corporate governance is one of the top priorities for the Company to achieve its management visions “to enhance corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including that of shareholders and clients.” On this basis, the Company is committed to strengthening and to improving its governance framework by pursuing transparency in the Company’s management and expediting the decision-making process within the Nomura Group.

The Company has proactively engaged in establishing a governance framework to ensure transparency in the Company’s management. Among other endeavors, when the Company adopted a holding company structure and was listed on the New York Stock Exchange (NYSE) in 2001, the Company installed Outside Directors and established an Internal Controls Committee, a Compensation Committee (comprised of a majority of Outside Directors) and an Advisory Board of eminent persons from outside the Company, and further improved its information disclosure system. In addition, in 2003, the Company further strengthened and increased the transparency of the Company’s oversight functions by adopting the Committee System, a system in which management oversight and business execution functions are clearly separated, and established the Nomination, Audit and Compensation Committees, and the majority of the members of each committee are Outside Directors. At the same time, considerable authority for the execution of business functions has been delegated to the Company’s Executive Officers to expedite the decision-making process within the Nomura Group.

In addition, the Company is striving to fulfill its responsibility to all stakeholders by establishing the “Code of Ethics of Nomura Group” in 2004, which specifies matters to be observed by each director, officer and employee of the Nomura Group with respect to corporate governance and corporate social responsibility.

The latest information on the Company’s corporate governance status is disclosed in the “Corporate Governance Report” submitted to the stock exchange, which can also be accessed from the Company’s website (http://www.nomuraholdings.com/investor/).

Summary of the corporate governance structure and reasons for adopting such structure

The Company is a company with a Committee System. The Company determined that the Committee System is the most suitable form of corporate governance at this point in time for the reasons below.

The Committee System clearly separates management oversight and business execution functions. The Committee System expedites the decision-making process by broadly delegating authority for the execution of business functions from the Board of Directors to the Executive Officers. Further, the Committee System enhances management oversight and increases transparency by establishing the Nomination, Audit and Compensation Committees, and the majority of the members of each committee are Outside Directors. Among the various organizational structures the Company could have chosen to adopt, the Company believes that the Committee System is the most compatible with the corporate governance standards which form a part of the NYSE (which the company is listed on) Listed Company Manual.

The outline of the Company’s Corporate Governance Structure is as follows:

<The Board of Directors and Committees>

Aiming for transparent management under oversight with an emphasis on external perspective, six out of the eleven Directors of the Company’s Board of Directors are Outside Directors.

As an entity that has adopted the Committee System, the Board of Directors and the Audit Committee perform the central role in management oversight functions within the Company. The Chair of the Board of Directors is held by a Director who is not concurrently serving as an Executive Officer, allowing the Board of Directors to better oversee the business conducted by the Executive Officers. The Audit Committee is chaired by an Outside Director, making its independence from the management even clearer.

The overview of the roles and members, etc., of each Committee are as follows:

(1) Nomination Committee

This Committee is a statutory organ which determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders. The three members of the committee are elected by the Board of Directors. The current members of this Committee are: Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Masahiro Sakane and Takao Kusakari. This Committee is chaired by Nobuyuki Koga.

(2) Audit Committee

This Committee is a statutory organ which (i) audits the execution by the Directors and Executive Officers of their duties and the preparation of audit reports and (ii) determines the details of proposals concerning the election, dismissal, and non-reappointment of the independent auditors to be submitted to general meetings of shareholders. The three members of the Committee are elected by the Board of Directors. The current members of the Committee are: Outside Directors Tsuguoki Fujinuma and Toshinori Kanemoto, and Hiroyuki Suzuki, a Director not concurrently serving as an Executive Officer. This Committee is chaired by Tsuguoki Fujinuma. All members satisfy requirements for independent directors as defined in the Sarbanes-Oxley Act of 2002, and Tsuguoki Fujinuma is a Financial Expert under this Act and has comprehensive knowledge in the areas of finance and accounting.

(3) Compensation Committee

This Committee is a statutory organ which determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The committee also determines the details of each Director and Executive Officer’s actual compensation. The three members of the committee are elected by the Board of Directors. The current members of this committee are: Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Masahiro Sakane and Takao Kusakari. This Committee is chaired by Nobuyuki Koga.

<Outside Director>

Six out of the eleven Directors of the Company’s Board of Directors are Outside Directors. The Outside Directors, including corporate managers, an attorney and accountants, possess diverse backgrounds. The Company believes that having Outside Directors make statements based on their extensive experience and knowledge from their field of expertise diversifies and activates the discussions of the Board of Directors and each of the Nomination, Audit and Compensation Committees. Such activities of the Outside Directors have played a significant role in determining important managerial matters and overseeing the business execution of the Company and the Company recognizes that the status of the appointment of Outside Directors is appropriate.

As for decisions on resolutions to appoint/dismiss Outside Directors, the Company’s Nomination Committee sets specific selection standards based on factors such as personality, insight, expertise and experience in corporate management and makes decisions based on such standards. In addition, the Company’s “Independence Criteria for Outside Directors” is set forth below. Furthermore, as none of the Outside Directors fall under the categories set down by the Exchange for which independence is considered suspect, and since there is no danger of a conflict of interest arising with the general shareholders, the Company has designated all six Outside Directors as “Independent Directors,” and has notified the Exchange accordingly.

“Independence Criteria for Outside Directors of Nomura Holdings, Inc.”

Outside Directors of Nomura Holdings, Inc. (the “Company”) shall satisfy the requirements set forth below to maintain their independence from the Nomura Group.

1.	The person, currently, or within the last three years, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)	Executive of a Major Lender (*2) of the Company.

(3)	Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4)	A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5)	A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2.	The person’s spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:	Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.
*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.
*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year.
*4:	Certain Amount of Donation shall mean a donation that exceeds 10 million yen per year that is greater than 2% of the donee institution’s gross revenues or ordinary income.

<Business Execution Framework>

The Board of Directors has broadly delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions adopted by the Board of Directors, the most important matters of business must be deliberated and decided by specific management bodies within the Company including the Executive Management Board, the Group Integrated Risk Management Committee, and the Internal Controls Committee. These management bodies are required to report to the Board of Directors on the status of their deliberations at least once every three months. The roles and members of each management body are outlined below.

(1) Executive Management Board

This Board is chaired by the Group Chief Executive Officer (“Group CEO”) and also consists of the Group Chief Operating Officer (“Group COO”), Division CEOs (responsible for execution of business in each division) and other persons designated by the Group CEO. The Executive Management Board deliberates and determines management strategies, business plans, budgets, allocation of management resources, and other important matters related to the management of the Nomura Group.

(2) Group Integrated Risk Management Committee

This committee is chaired by the Group CEO and also consists of the Group COO, Division CEOs and the Chief Risk Officer and other persons designated by the Group CEO. The Executive Management Board has delegated authority to the Group Integrated Risk Committee to deliberate and determine important matters concerning enterprise risk management of the Nomura Group. Please refer to Item 2. Operating and Financial Review “(4) Quantitative and Qualitative Disclosures about Market Risk” of the Section 6. “Operating and Financial Analysis” for other information relating to the status of the risk management system.

(3) Internal Controls Committee

This committee is chaired by the Group CEO, any person(s) designated by the Group CEO, an Audit Committee member elected by the Audit Committee, and a Director elected by the Board of Directors. The Internal Controls Committee deliberates and decides upon principal matters related to the maintenance and assessment of internal controls with respect to the Nomura Group’s business operation systems, and matters related to the promotion of proper corporate behavior throughout the Nomura Group.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, who focus on individual business line activities.

In addition to the above, an “Advisory Board”, consisting of eminent managers, has been established as a consultative panel for the Executive Management Board to utilize outside opinions in planning the Company’s management strategies.

Status of the Internal Controls System

The Company is committed to strengthening and improving its internal controls system in order to promote proper corporate behavior throughout the Nomura Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports and fostering the timely and appropriate disclosure of information. The internal controls system implemented in the Company has been implemented based on a resolution adopted by the Board of Directors under the title “Structures for Ensuring Appropriate Operations at Nomura Holdings, Inc.”

Organization, personnel and procedures for internal audits and audits by the Audit Committee/Cooperation in conducting internal audits, audits by the Audit Committee and accounting audits, and their relationship with the Internal Audit Department.

The Company established an Office of Audit Committee to support the Audit Committee. Either the Audit Committee or an Audit Committee member elected by the Audit Committee performs personal evaluations of the staff employees working in the Office of Audit Committee, and the consent of either the Audit Committee or an Audit Committee member elected by the Audit Committee is required for recruitments, transfers, and discipline of employees serving in the Office of Audit Committee. Further, in order to increase the effectiveness of audit work, a non-executive full-time Director familiar with the business and organization of Nomura Group may be appointed as an Audit Mission Director as necessary.

Further, in order to ensure effective and adequate internal controls, the Group Internal Audit Department which is independent from the business execution functions, and other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and its subsidiaries. The implementation status of the internal audit is reported to the Internal Controls Committee, which includes a member of the Audit Committee, and the matters discussed at the Internal Controls Committee are also reported to the Board of Directors. Results of individual internal audits are also reported periodically (monthly as a general rule) to the Audit Committee by the Group Internal Audit Department, and concerning any matters worthy of special mention, such matters are included in the periodic reports from the Audit Committee to the Board of Directors. Through such reports, the Outside Directors recognize challenges, etc., based on the internal audits and provide advice, etc., as necessary, to executives.

In addition, to strengthen the independence of the internal audit sections from the business execution functions, implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division require the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee. Audit Committee members may recommend to Executive Officers changes to the implementation plan, additional audit procedures or improvement plan preparations.

The Audit Committee has the authority to approve the accounting auditor’s annual audit plan, hear reports and explanations regarding the accounting audit from the accounting auditor at least once each quarter, exchange information from time to time with the accounting auditor, audit the method and result of the accounting auditor’s audits in view of the appropriateness thereof and examine the relevant financial statements, etc. In addition, audit fees to be paid to the accounting auditor are approved by the Audit Committee upon an explanation from the CFO. Furthermore, regarding services rendered by the accounting auditor and its affiliates’ to the Company and its subsidiaries and the fees to be paid, the Company has a procedure for deliberation and prior approval by the Audit Committee upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission.

Compensation

The overview of Nomura Group’s compensation framework is as follows:

(1) Compensation policy

We have developed our compensation policy for both executives and employees of Nomura Group to enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. Our compensation policy is based around the following six key themes. It aims to:

1.	align with Nomura values and strategies;

2.	reflect firm, division and individual performance;

3.	establish appropriate performance measurement with a focus on risk;

4.	align employee and shareholder interests;

5.	establish appropriate compensation structures; and

6.	ensure robust governance and control processes.

(2) Compensation governance

The Compensation Committee of Nomura, which is a statutory committee, is responsible for approving our overall compensation policy and for ensuring that Nomura Group’s compensation framework supports our business strategy.

The Company has delegated authority to the Human Resources Committee (“HRC”) to develop and to implement Nomura Group’s compensation policy. The HRC’s responsibilities include:

•

approving the compensation framework, while taking into account necessary factors to ensure that all staff, including members of executive management, are provided with appropriate incentives to enhance their performance and are rewarded for their individual contributions to the success of our business globally,

•	approving the total bonus pool and its allocation to each business,

•	reviewing the performance measures of senior executives to ensure that compensations reflect the performance of both individuals and our business globally,

•	continually reviewing the appropriateness and relevance of the compensation policy and

•	approving any major changes in employee benefits structures globally.

Current members include the Group CEO (as Chairman of the Committee), Group COO, CFO, Chief Risk Officer (CRO), Chief of Staff and heads of Human Resources.

(3) Nomura’s compensation framework

The outline of our compensation framework is as follows:

Compensation Components	Purposes	Specific Elements
Fixed Compensation

•     Rewards individuals for their knowledge, skills, competencies and experiences

•     Reflects local labor market standards

•     Reflects practices of local labor markets to deliver allowances as a part of fixed compensation to individuals

• Base salary

• Housing allowances
• Overtime pay

Variable Compensation

•     Rewards team and individual performances, and their contribution to results as well as strategic and future value

•     Reflects appropriate internal and market-based comparisons

•     Reflects broad view on compensation, including individual performances, approaches to risk, compliance and cross divisional cooperation

• Cash bonuses • Deferred compensation

Note: Benefits are driven by local market regulations and practices, and are not included in the above.

(4) Outline of variable compensations

Cash bonuses

A proportion of the variable compensation is delivered in the form of a cash payment following the end of the fiscal year. Individuals with higher levels of compensation receive a lower proportion in cash. This is in line with regulatory guidance, and while the policy is global in application, specific local regulatory requirements will be adhered to when deciding on proportions of cash bonuses.

Deferred compensation

Certain senior management and employees whose compensation is above a certain level receive a portion of their variable compensation in the form of deferred compensation vehicles. By linking the economic value to Nomura’s stock price or imposing certain vesting periods in place, such plans will:

•	align employee interest with that of shareholders;

•	increase employee retention through providing opportunities to grow personal wealth over certain period from the grant to vesting; and

•	encourage cross-divisional and cross-regional collaboration by focusing individuals on a common goal of the long-term increase in corporate value.

With these benefits, deferred compensation plans are also recommended by regulators of key jurisdictions in which we operate.

The deferral period for our deferred compensation plans is three or more years in principle. This is in line with the “Principles for Sound Compensation Practices” issued by the FSB, which recommends, among others, a deferral period of three or more years.

In addition, deferred compensation shall be reduced or forfeited in case of:

•	voluntary resignation

•	material restatement in financial statements

•	material violation of policies of Nomura; and

•	material detriment to the business or reputation of Nomura.

Also, deferred compensations for the fiscal year ended March 31, 2013 granted to senior management and employees who receive a certain level of compensations shall be reduced or forfeited in case of a material downturn in performance of Nomura and/or a material failure of risk management. Adding to that, in line with regulations regarding remunerations in financial institution in Europe, stricter terms and conditions for reduction and forfeiture were introduced to the deferred compensations for the fiscal year ended March 31, 2014 granted to employees in Europe, Middle East and Africa. Adding to that, in line with regulations regarding remunerations in financial institution in Europe, stricter terms and conditions for reduction and forfeiture were introduced to the deferred compensations for the fiscal year ended March 31, 2014 granted to employees in Europe, Middle East and Africa.

Nomura has 1. Core deferral plans, 2. Supplemental deferral plans and 3. Multi-Year Performance Deferral plan as its deferred compensation.

1. Core deferral plans

(a) Stock Acquisition Right (“SAR”) Plan

Nomura has issued the following two types of SARs.

•	SAR Plan A

Options are awarded with an exercise price higher than Nomura’s stock price on the date of grant. There is a certain period set between the date of grant and the date of vesting. They are qualified as SARs under Japanese taxation laws and therefore have been issued mainly to employees in Japan.

•	SAR Plan B

This plan is intended to offer a similar economic effect as restricted stock, as commonly used in the U.S. and Europe. Options are granted with an exercise price of ¥1 per share. There is a certain period set between the date of grant and the date of vesting.

(b) Notional Stock Unit (“NSU”) Plan

This is a cash-settled plan that has been designed to replicate the key features of the SAR Plan B described above. This allows equity-linked awards to be made in countries where SARs are less favorably treated from tax or other perspectives.

2. Supplemental deferral plans

We also introduced the following deferral plans for the fiscal year ended March 31, 2011. These plans were offered to certain senior management and employees in addition to the Core deferral plans. The plans reinforce our goals of retaining and motivating our key talent in the competitive market place.

(a) Collared Notional Stock Unit (“CSU”) Plan

This plan is linked to the value of the Nomura’s stock price subject to a cap and a floor.

(b) Notional Indexed Unit (“NIU”) Plan

This plan is linked to a world stock index quoted by Morgan Stanley Capital International. Other material terms, including deferral period and vesting conditions, are the same as those for CSUs.

3. Multi-Year Performance Deferral (“MYPD”) plan

We also introduced MYPD as a part of deferred compensation for the fiscal year ended March 31, 2012 to senior management and employees with certain responsibilities. Number of units to be granted upon achieving a certain performance target is notified to applicable candidates in advance. At the end of a 2 year performance period, number of units is adjusted, subject to a degree of achievement, and granted in the form of Plan B SARs or NSUs. In case of performance below certain levels, no SARs or NSUs will be granted.

(5) Consistency with risk management and linkage to performance

In determining the aggregate compensation, Nomura considers the ratio of personnel expense against income (after a certain risk adjustment and before deduction of tax and personnel expenses). Risk adjustment of income is done by deducting a certain proportion of economic capital from each division’s revenue. Such economic capital comprehensively recognizes quantitatively assessed risks, and reflects various risks including market, credit, liquidity, and operational risks.

Nomura recognizes that its aggregate compensation maintains consistency with the current financial soundness and future prospects of Nomura, and that it does not have significant impact on capital adequacy in the future.

(6) Compensation for Directors and Executive Officers

Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts the committee-based corporate governance system, the Compensation Committee of Nomura determines compensation of its Directors and Executive Officers in accordance with the applicable compensation policy.

1	Aggregate compensation

	Number of Directors or Executive Officers(1)	Millions of yen
		Year ended March 31, 2014
		Basic Compensation(2)	Bonus	Deferred Compensation(3)	Total
Directors	12	¥302	¥43	¥156	¥501
(Outside Directors included in above)	(7)	(145)	(—)	(—)	(145)
Executive Officers	6	429	222	556	1,207

Total	18	¥731	¥265	¥712	¥1,708

(1)	Includes 3 Directors (including 1 Outside Director) who resigned in June 2013. There were 11 Directors and 6 Executive Officers as of March 31, 2014. Compensation to Directors who concurrently serve as Executive Officers is included in amounts reported for Executive Officers.
(2)	Basic compensation includes JPY 0.4m of benefits-in-kind in the form of commuter pass allowances.
(3)	Represents the portion of deferred compensation (such as stock options) granted during the year ended March 31, 2014 and prior years which has been recognized as compensation expense in our consolidated financial statements included in this annual report during the year ended March 31, 2014.
(4)	Subsidiaries of the Company paid ¥58 million to Outside Directors as compensation for their directorship of those subsidiaries for the year ended March 31, 2014.
(5)	The Company abolished retirement bonuses to Directors in 2001.

2.	Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
Name	Company	Category	Fixed Remuneration (Basic Compensation)			Variable Compensation(1)			Total
			Base Salary	Equity Compensation (SARs)	Total	Cash Bonus	Deferred Compensation (SARs, etc.)	Total
Nobuyuki Koga	Nomura	Director	¥83	¥—	¥83	¥36	¥73	¥109	¥192
Koji Nagai	Nomura	Director, Representative Executive Officer (Group CEO)	102	17	119	60	119	179	298
Atsushi Yoshikawa	Nomura	Director, Representative Executive Officer (Group COO)	92	16	108	54	108	162	270
Toshio Morita	Nomura	Executive Officer	60	13	73	49	98	147	220
Toshihiro Iwasaki	Nomura	Executive Officer	60	13	73	22	45	67	140
Shoichi Nagamatsu	Nomura	Executive Officer	60	13	73	19	38	57	130
Shigesuke Kashiwagi	Nomura	Executive Officer	54	10	64	19	37	56	120

(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2014.

Status of Equity Investment

(1)	Equity investment not for pure investment purpose

Number of the different securities:	336 securities
Amount on balance sheet:	¥112,501 million

(2)	Equity investments not for pure investment purpose by security, number of shares, amount on balance sheet and holding purpose.

(Year ended March 31, 2013)

Name of security	Number of shares (‘000 shares)	Amount on balance sheet (Millions of yen)	Holding purpose
Toyota Motor Corporation	3,553	17,268	To enhance business relationship
DENTSU INC.	2,400	6,698	Same as above
Asahi Breweries, Ltd.	2,650	5,960	Same as above
Resona Holdings, Inc.	7,905	3,858	Same as above
The Chiba Bank, Ltd.	5,693	3,843	Same as above
HIROSE ELECTRIC CO., LTD.	300	3,813	Same as above
Benesse Holdings, Inc.	568	2,297	Same as above
The Gunma Bank, Ltd.	3,168	1,793	Same as above
SURUGA bank, Ltd.	1,136	1,726	Same as above
The Shizuoka Bank, Ltd.	1,500	1,590	Same as above
The Hiroshima Bank, Ltd.	3,000	1,380	Same as above
Mitsui Fudosan Co., Ltd.	516	1,362	Same as above
THE NISHI-NIPPON CITY BANK, LTD.	4,610	1,360	Same as above
Nankai Electric Railway Co., Ltd.	3,316	1,303	Same as above
Takashimaya Company, Limited	1,379	1,291	Same as above
The Musashino Bank, Ltd.	313	1,156	Same as above
The Juroku Bank, Ltd.	2,617	1,010	Same as above
NIPPON EXPRESS CO., LTD.	2,060	946	Same as above
SHOWA AIRCRAFT INDUSTRY CO., LTD.	834	862	Same as above
The Iyo Bank, Ltd.	934	830	Same as above
Hokuhoku Financial Group, Inc.	4,132	785	Same as above
Nippon Television Holdings, Inc.	548	772	Same as above
Heiwa Corporation	400	754	Same as above
Japan Securities Finance Co., Ltd.	1,010	731	Same as above
The Joyo Bank, Ltd.	1,298	684	Same as above
The Higo Bank, Ltd.	1,000	601	Same as above
The Awa Bank, Ltd.	1,000	584	Same as above
The Aomori Bank, Ltd.	2,040	583	Same as above
Osaka Securities Exchange Co., Ltd.	2,000	552	Same as above
Sapporo Hokuyo Holdings, Inc	1,670	529	Same as above

(Year ended March 31, 2014)

Name of security	Number of shares (‘000 shares)	Amount on balance sheet (Millions of yen)	Holding purpose
Toyota Motor Corporation	3,553	20,700	To enhance business relationship
DENTSU INC.	2,400	9,396	Same as above
Asahi Group Holdings, Ltd.	2,650	7,656	Same as above
Japan Exchange Group, Inc	2,215	5,576	Same as above
Resona Holdings, Inc.	7,905	3,945	Same as above
The Chiba Bank, Ltd.	5,693	3,621	Same as above
HIROSE ELECTRIC CO., LTD.	200	2,836	Same as above
Daiko Clearing Services Corporation	3,571	2,517	Same as above
Benesse Holdings, Inc.	568	2,240	Same as above
SURUGA bank, Ltd.	1,136	2,066	Same as above
The Gunma Bank, Ltd.	3,168	1,780	Same as above
Mitsui Fudosan Co., Ltd.	516	1,625	Same as above
The Shizuoka Bank, Ltd.	1,500	1,511	Same as above
Takashimaya Company, Limited	1,379	1,335	Same as above
Nankai Electric Railway Co., Ltd.	3,316	1,326	Same as above
The Hiroshima Bank, Ltd.	3,000	1,293	Same as above
The Musashino Bank, Ltd.	313	1,071	Same as above
Japan Securities Finance Co., Ltd.	1,790	1,070	Same as above
THE NISHI-NIPPON CITY BANK, LTD.	4,610	1,069	Same as above
NIPPON EXPRESS CO., LTD.	2,060	1,040	Same as above
The Juroku Bank, Ltd.	2,617	942	Same as above
Nippon Television Holdings, Inc.	548	924	Same as above
The Iyo Bank, Ltd.	934	921	Same as above
Hokuhoku Financial Group, Inc.	4,132	818	Same as above
Heiwa Corporation.	400	708	Same as above
North Pacific Bank, Ltd.	1,670	700	Same as above
The Joyo Bank, Ltd.	1,298	669	Same as above
Olympus Corporation.	200	659	Same as above
C.Uyemura & Co.,Ltd.	114	583	Same as above
The Aomori Bank, Ltd.	2,040	581	Same as above

(3)	Equity investments for pure investment purpose

	Millions of yen
	Year ended March 31, 2013	Year ended March 31, 2014
	Total amount on balance sheet	Total amount on balance sheet	Total dividends received	Total gains on sale	Total gains on valuation
Non-listed securities	950	950	26	—	—
Listed securities	4,820	4,684	87	—	2,691

Regulations regarding the Number of Directors

The Company’s Articles of Incorporation provide for not more than 20 Directors.

Requirements for a Resolution to Appoint Directors

The Company’s Articles of Incorporation provide that a resolution for the appointment of Directors shall be adopted at a general meeting of shareholders with a vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights. The Company’s Articles of Incorporation also provide that no cumulative voting shall be used for the appointment of Directors.

Requirements for a “Special” Resolution at the General Meeting of Shareholders

The Company’s Articles of Incorporation provide that any resolution under Article 309, Paragraph 2 of the Companies Act must be adopted with a vote in favor by 2/3 of the voting rights held by the shareholders at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

Decision-Making Body for Dividends, etc.

In order for the Company to return profit to the shareholders and execute capital policy by responding flexibly to changes in the business environment, the Company’s Articles of Incorporation provide that dividend distributions, etc., under Article 459, Paragraph 1 of the Companies Act must be approved by a resolution adopted by the Board of Directors, instead of a resolution adopted by the general meeting of shareholders, unless otherwise prescribed by law.

Release for Directors and Executive Officers

In order for the Directors and Executive Officers to perform their expected roles in the execution of their duties, the Company’s Articles of Incorporation provide that Directors (including former Directors) and Executive Officers (including former Executive Officers) can be released from Companies Act Article 423 Paragraph 1 liability by a resolution adopted by the Board of Directors pursuant to Article 426 Paragraph 1 of the Companies Act, up to the amount specified in applicable laws and regulations.

Limitation of Liability Agreement

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with each of the Outside Directors. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

Preferred Stock

In order for the Company to secure flexibility of financing and to quickly respond to changes in the economic and business environments, the Company’s Articles of Incorporation enables the Company to issue preferred stock with no voting rights, in addition to common stock. The unit for preferred stock is 100 shares, which is the same as the unit for common stock. The shareholders of preferred stock may not exercise voting rights with regard to any proposals at a general meeting of shareholders, as long as such shareholders of the preferred stock receive preferred dividends that are paid in priority to the shareholders of the common stock.

As of the date of this report, the Company has only issued common stock.

Names of the certified public accountants who executed the audit work, name of the audit corporation to which the certified public accountants belong, and composition of the assistants assigned to the audit work

1. Names of the certified public accountants who executed the audit work and name of the audit corporation to which the certified public accountants belong

Designated and Operating Partner Tadayuki Matsushige	Ernst & Young ShinNihon LLC

Designated and Operating Partner Noboru Miura	Ernst & Young ShinNihon LLC

Designated and Operating Partner Toyohiro Fukata	Ernst & Young ShinNihon LLC

Designated and Operating Partner Hisashi Yuhara	Ernst & Young ShinNihon LLC

Personal profiles are not provided, as none of the above accountants have records of more than seven years of continuous service as auditors of the Company.

2. Composition of the assistants assigned to the audit work

Certified public accountants:	thirty seven (37) persons

Others:	one hundred (100) persons

Others include those who passed the Certified Public Accountant Examination and system auditors.

(2) Audit fees, etc

1. Details of fees to Ernst & Young ShinNihon LLC

	Year ended March 31, 2013		Year ended March 31, 2014
	Audit	Non-audit	Audit	Non-audit
	(in millions of yen)
Company	¥835	¥49	¥844	¥52
Consolidated subsidiaries	540	155	369	98

Total	¥1,375	¥204	¥1,213	¥150

2. Details of significant fees to Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC

Ernst & Young ShinNihon LLC is a member firm of Ernst & Young. Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC also provide a various type of services, such as audit services, audit-related services, tax services and other services with the Company and its consolidated subsidiaries. The following table presents information about fees for those services provided by Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC.

	Millions of yen	Millions of yen
	Year ended March 31, 2013	Year ended March 31, 2014
Audit Fees	¥1,410	¥2,063
Audit-Related Fees	19	17
Tax Service Fees	55	113
Other Fees	735	477

Total	¥2,219	¥2,670

3. Details of non-audit services provided by Ernst & Young ShinNihon for the Company

Ernst & Young ShinNihon LLC provides certain non-audit services, such as, accounting advice and comfort letter, which are not included in the scope of services prescribed in Article 2, Paragraph 1 of Certified Public Accountants Act, with the Company.

4. Approval of audit fees

Our Audit Committee is to agree on audit fee level for Ernst & Young ShinNihon LLC after receiving the explanation from our Chief Financial Officer (“CFO”). With respect to non-audit services to be provided by Ernst & Young ShinNihon LLC, Ernst & Young and its member firm companies, our Audit Committee receives the application from our CFO and makes the pre-approval decision on these services after reviewing the details and estimated fee levels for each engagement, pursuant to its internal policies.

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Unconsolidated Financial Statements

(1)	Pursuant to Article 95 of “Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The unconsolidated financial statements of the Company were prepared based on the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963) (the “Ordinance”). In accordance with “Cabinet Office Ordinance to Partially Revise Ordinance on Terminology, Forms and Preparation Methods of Financial Statements” (Supplementary Provisions Article 2-2 of the Cabinet Office Ordinance No. 61, September 21, 2012), comparatives included in the financial statements for the year ended March 31, 2014 are prepared based on the Ordinance prior to the issued revisions. Also, the financial statements of the Company are prepared in accordance with Article 127 of the Ordinance.

2. Audit Certificate

Under Article No.193-2-1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed audits of the consolidated and unconsolidated financial statements for the year ended March 31, 2014.

3. Specific efforts to ensure the appropriateness of the consolidated financial statements

The Company makes specific efforts to ensure the appropriateness of its consolidated financial statements. Certain internal structures are in place for ensuring the Company’s correct understanding of the accounting standards and the ability to accurately deal with any changes in the standards as well as for maintaining the completeness and appropriateness in disclosure in relation to any significant information which is subject to disclosure requirements.

1. Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

NOMURA HOLDINGS, INC.

1. CONSOLIDATED BALANCE SHEETS

		Millions of yen
		March 31
	Notes	2013	2014
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥805,087	¥1,489,792
Time deposits		577,921	363,682
Deposits with stock exchanges and other segregated cash		269,744	335,836

Total cash and cash deposits		1,652,752	2,189,310

Loans and receivables:	*9
Loans receivable (including ¥524,049 million and ¥303,956 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	*2	1,575,494	1,327,875
Receivables from customers (including ¥2,180 million measured at fair value by applying the fair value option in 2014)	*2	63,792	64,070
Receivables from other than customers		992,847	1,181,742
Allowance for doubtful accounts		(2,258)	(3,009)

Total loans and receivables		2,629,875	2,570,678

Collateralized agreements:
Securities purchased under agreements to resell (including ¥997,788 million and ¥1,087,138 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	*2	8,295,372	9,617,675
Securities borrowed		5,819,885	7,729,326

Total collateralized agreements		14,115,257	17,347,001

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥7,707,813 million and ¥9,266,192 million in 2013 and 2014, respectively; including ¥19,970 million and ¥9,156 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	*2, 3	17,037,191	18,672,318
Private equity investments (including ¥44,134 million and ¥3,476 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	*2, 4	87,158	41,996

Total trading assets and private equity investments		17,124,349	18,714,314

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million and ¥350,820 million in 2013 and 2014, respectively)		428,241	408,917
Non-trading debt securities	*2, 7	920,611	1,023,746
Investments in equity securities	*2	123,490	136,740
Investments in and advances to affiliated companies	*9, 22	345,705	345,434
Other (including ¥1,632 million and ¥56,976 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	*2, 7, 12	602,159	784,174

Total other assets		2,420,206	2,699,011

Total assets		¥37,942,439	¥43,520,314

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen
		March 31
	Notes	2013	2014
LIABILITIES AND EQUITY
Short-term borrowings (including ¥77,036 million and ¥49,279 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	*2, 13	¥738,445	¥602,131
Payables and deposits:
Payables to customers		476,705	492,516
Payables to other than customers		864,962	1,230,176
Deposits received at banks		1,072,134	1,114,181

Total payables and deposits		2,413,801	2,836,873

Collateralized financing:
Securities sold under agreements to repurchase (including ¥264,767 million and ¥530,397 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	*2	12,444,317	13,937,690
Securities loaned		2,158,559	2,359,809
Other secured borrowings		806,507	814,500

Total collateralized financing		15,409,383	17,111,999

Trading liabilities	*2, 3	8,491,296	11,047,285
Other liabilities (including ¥2,360 million and ¥1,123 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	*2, 12	978,163	1,141,750
Long-term borrowings (including ¥1,664,536 million and ¥1,984,986 million measured at fair value by applying the fair value option in 2013 and 2014, respectively)	*2, 13	7,592,368	8,227,063

Total liabilities		35,623,456	40,967,101

Commitments and contingencies	*23
Equity:	*19
Nomura Holdings, Inc (“NHI”) shareholders’ equity:
Common stock
No par value shares Authorized—6,000,000,000 shares in 2013 and 2014 Issued—3,822,562,601 shares in 2013 and 2014 Outstanding—3,710,960,252 shares in 2013 and 3,717,630,462 shares in 2014		594,493	594,493
Additional paid-in capital		691,264	683,638
Retained earnings		1,136,523	1,287,003
Accumulated other comprehensive income (loss)		(57,395)	20,636

Total NHI shareholder’s equity before treasury stock		2,364,885	2,585,770
Common stock held in treasury, at cost—111,602,349 shares in 2013 and 104,932,139 shares in 2014		(70,514)	(72,090)

Total NHI shareholders’ equity		2,294,371	2,513,680

Noncontrolling interests		24,612	39,533
Total equity		2,318,983	2,553,213

Total liabilities and equity		¥37,942,439	¥43,520,314

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. See Note 8 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31
	2013	2014
Cash and cash deposits	¥13	¥18
Trading assets and private equity investments	695	751
Other assets	93	114

Total assets	¥801	¥883

Trading liabilities	¥21	¥42
Other liabilities	11	27
Borrowings	458	424

Total liabilities	¥490	¥493

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

2. CONSOLIDATED STATEMENTS OF INCOME

		Millions of yen
		Year ended March 31
	Notes	2013	2014
Revenue:
Commissions		¥359,069	¥474,557
Fees from investment banking		62,353	91,301
Asset management and portfolio service fees		141,029	167,247
Net gain on trading	*2, 3	367,979	476,356
Gain on private equity investments		8,053	11,392
Interest and dividends		394,007	416,350
Gain (loss) on investments in equity securities		38,686	15,156
Other	*11	708,767	179,485

Total revenue		2,079,943	1,831,844
Interest expense		266,312	274,774

Net revenue		1,813,631	1,557,070

Non-interest expenses:
Compensation and benefits		547,591	570,058
Commissions and floor brokerage		91,388	111,849
Information processing and communications		179,904	192,168
Occupancy and related depreciation		91,545	80,142
Business development expenses		49,010	38,485
Other	*11	616,463	202,754

Total non-interest expenses		1,575,901	1,195,456

Income before income taxes		237,730	361,614

Income tax expense	*18	132,039	145,165

Net income		¥105,691	¥216,449

Less: Net income (loss) attributable to noncontrolling interests		(1,543)	2,858

Net income attributable to NHI shareholders		¥107,234	¥213,591

		Yen
Per share of common stock:	*14
Basic—
Net income attributable to NHI shareholders per share		¥29.04	¥57.57

Diluted—
Net income attributable to NHI shareholders per share		¥28.37	¥55.81

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

3. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2013	2014
Net income	¥105,691	¥216,449
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	74,301	68,090
Defined benefit pension plans:
Pension liability adjustment	8,702	15,093
Deferred income taxes	(3,007)	(5,384)

Total	5,695	9,709

Non-trading securities:
Net unrealized gain on non-trading securities	17,283	3,358
Deferred income taxes	(4,650)	(1,109)

Total	12,633	2,249

Total other comprehensive income	92,629	80,048

Comprehensive income	198,320	296,497
Less: Comprehensive income attributable to noncontrolling interests	3,332	4,875

Comprehensive income attributable to NHI shareholders	¥194,988	¥291,622

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

4. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2013	2014
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	698,771	691,264
Gain (loss) on sales of treasury stock	(1,798)	(7,647)
Issuance and exercise of common stock options	(5,700)	(210)
Purchase / sale of subsidiary shares, net	(9)	231

Balance at end of year	691,264	683,638

Retained earnings
Balance at beginning of year	1,058,945	1,136,523
Net income attributable to NHI shareholders	107,234	213,591
Cash dividends	(29,656)	(63,111)

Balance at end of year	1,136,523	1,287,003

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(110,652)	(38,875)
Net change during the year	71,777	66,579

Balance at end of year	(38,875)	27,704

Defined benefit pension plans
Balance at beginning of year	(35,132)	(28,518)
Pension liability adjustment	6,614	9,709

Balance at end of year	(28,518)	(18,809)

Non-trading securities
Balance at beginning of year	635	9,998
Net unrealized gain on non-trading securities	9,363	1,743

Balance at end of year	9,998	11,741

Balance at end of year	(57,395)	20,636

Common stock held in treasury
Balance at beginning of year	(99,819)	(70,514)
Repurchases of common stock	(7)	(32,511)
Sales of common stock	1	9
Common stock issued to employees	29,507	30,127
Other net change in treasury stock	(196)	799

Balance at end of year	(70,514)	(72,090)

Total NHI shareholders’ equity
Balance at end of year	2,294,371	2,513,680

Noncontrolling interests
Balance at beginning of year	281,896	24,612
Cash dividends	(3,422)	(40)
Net income (loss) attributable to noncontrolling interests	(1,543)	2,858
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	2,524	1,511
Pension liability adjustment	(919)	—
Net unrealized gain on non-trading securities	3,270	506
Purchase / sale of subsidiary shares, net	(247,782)	341
Other net change in noncontrolling interests	(9,412)	9,745

Balance at end of year	24,612	39,533

Total equity
Balance at end of year	¥2,318,983	¥2,553,213

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2013	2014
Cash flows from operating activities:
Net income	¥105,691	¥216,449
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	91,493	79,468
Stock option expenses	21,955	21,091
Gain on investments in equity securities	(38,686)	(15,156)
Equity in earnings of affiliates, net of dividends received	(13,003)	(29,499)
Loss on disposal of office buildings, land, equipment and facilities	17,641	8,360
Deferred income taxes	53,957	117,061
Changes in operating assets and liabilities:
Time deposits	137,526	274,593
Deposits with stock exchanges and other segregated cash	(9,461)	(42,403)
Trading assets and private equity investments	(1,448,489)	(485,673)
Trading liabilities	248,019	2,007,807
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,375,929	(183,884)
Securities borrowed, net of securities loaned	863,511	(1,604,469)
Other secured borrowings	(84,444)	7,992
Loans and receivables, net of allowance for doubtful accounts	(238,318)	217,397
Payables	(305,672)	278,325
Bonus accrual	31,415	16,356
Accrued income taxes, net	50,019	(87,933)
Other, net	(309,582)	(338,456)

Net cash provided by operating activities	549,501	457,426

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(271,975)	(214,336)
Proceeds from sales of office buildings, land, equipment and facilities	147,653	176,680
Payments for purchases of investments in equity securities	(319)	(4,799)
Proceeds from sales of investments in equity securities	3,741	6,945
Decrease (increase) in loans receivable at banks, net	22,189	(10,972)
Increase in non-trading debt securities, net	(54,237)	(103,187)
Business combinations or disposals, net	(5,919)	—
Decrease (increase) in investments in affiliated companies, net	(1,391)	43,298
Other, net	(228)	3,176

Net cash used in investing activities	(160,486)	(103,195)

Cash flows from financing activities:
Increase in long-term borrowings	1,930,357	2,140,351
Decrease in long-term borrowings	(2,330,509)	(1,594,148)
Decrease in short-term borrowings, net	(416,174)	(149,437)
Increase (decrease) in deposits received at banks, net	129,384	(23,605)
Proceeds from sales of common stock held in treasury	56	682
Payments for repurchases of common stock held in treasury	(7)	(32,511)
Payments for cash dividends	(14,730)	(51,947)

Net cash provided by (used in) financing activities	(701,623)	289,385

Effect of exchange rate changes on cash and cash equivalents	47,175	41,089

Net increase (decrease) in cash and cash equivalents	(265,433)	684,705
Cash and cash equivalents at beginning of the year	1,070,520	805,087

Cash and cash equivalents at end of the year	¥805,087	¥1,489,792

Supplemental disclosure:
Cash paid during the year for—
Interest	¥296,643	¥303,331

Income tax payments, net	¥28,063	¥116,037

Non cash activities—

Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥1,488,853 million and ¥1,166,556 million, respectively, for the year ended March 31, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting and summary of accounting policies:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (the “SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (collectively “Nomura”) prepares consolidated financial statements in accordance with the accounting principles, procedures and presentations which are required in order to issue ADS, i.e., U.S. generally accepted accounting principles (“U.S. GAAP”), pursuant to Article 95 of “Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976). The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”) for the year ended March 31, 2014. Where the effect of these major differences are significant to Income before income taxes, Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP, respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity and by identifying the primary beneficiary of variable interest entities. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model”, which takes into account the ownership level of voting interest in an entity and other factors.

In addition, U.S. GAAP provides a definition of investment companies for which a specialized audit and accounting guide applies, and entities that are subject to this guide carry all of their investments at fair value, with changes in fair value recognized through earnings. Under Japanese GAAP, under situations such as where a venture capital fund holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Income before income taxes prepared under U.S. GAAP, therefore, was ¥37,685 million (higher) and ¥10,728 million (higher) for the years ended December 31, 2013 and 2014, respectively.

Unrealized gains and losses on investment in equity securities for other than operating purposes—

Under U.S. GAAP applicable to broker-dealers, investments in equity securities for other than operating purposes are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Income before income taxes prepared under U.S. GAAP, therefore, was ¥5,765 million (higher) and ¥4,373 million (higher) for the years ended March 31, 2013 and 2014, respectively. The investments in equity securities for other than operating purposes are included in Other assets-Other in the consolidated balance sheets.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP applicable to broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in other comprehensive income. Income before income taxes prepared under U.S. GAAP, therefore, was ¥8,573 million (higher) and ¥3,995 million (lower) for the years ended March 31, 2013 and 2014, respectively.

Retirement and severance benefits—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill is not amortized and is tested for impairment periodically. Under Japanese GAAP, goodwill is amortized over a certain periods of less than 20 years using the straight-line method. Therefore, under U.S. GAAP, Income before income taxes was ¥1,815 million (lower) and ¥3,843 million (higher) for the years ended March 31, 2013 and 2014 on Income before income taxes, respectively

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges of specific assets or specific liabilities, are carried at fair value, with changes in fair value recognized either in earnings or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are carried at fair value with changes in fair value, net of applicable income taxes, recognized in other comprehensive income.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which would otherwise be carried on a basis other than fair value (“the fair value option”). Where the fair value option is elected, the financial asset or liability is carried at fair value with changes in fair value are recognized in earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under U.S. GAAP, Income before income taxes was ¥16,175 million (higher) and ¥11,574 million (higher) for the years ended March 31, 2013 and 2014, respectively. In addition, non-marketable equity securities which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

Under U.S. GAAP, an entity that is party to a master netting arrangement is permitted to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Under Japanese GAAP, offsetting of such amounts is not permitted.

Stock issuance costs—

Under U.S. GAAP, stock issuance costs are deducted from capital. Under Japanese GAAP, stock issuance costs are either immediately expensed or capitalized as a deferred asset and amortized over periods of up to three years on using the straight-line method.

Accounting for change in controlling interest in consolidated subsidiary’s shares—

Under U.S. GAAP, when a parent’s ownership interest decreases as a result of sales of a subsidiary’s common shares by the parent and such subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of a controlling interest and a related valuation gain or loss is recognized in earnings. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is computed as the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet as adjusted for the share of net income or losses and other adjustments from initial acquisition through to the date of loss of a controlling interest multiplied by the ratio of the remaining shareholding percentage against the holding percentage prior to loss of control.

Description of business—

The Company and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Asset Management and Wholesale.

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura is engaged in the sales and trading of debt and equity securities, derivatives, and currencies on a global basis to various institutions, provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and invests in private equity businesses and seeks to maximize returns on these investments by increasing the corporate value of investee companies.

Basis of presentation—

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

These consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation” (“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, which is where Nomura holds variable interests that provide power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, provided that Nomura is not acting as a fiduciary for other interest holders. For certain VIEs that qualify as investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, Nomura is the primary beneficiary when it holds an interest that will absorb a majority of the expected losses or a majority of the expected residual returns of the entity, or both.

For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting (“equity method investments”) and reported within Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825 “Financial Instruments” (“ASC 825”) and reported within Trading assets, Private equity investments or Other assets—Other. Other investments are reported within Trading assets. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income.

Certain entities in which Nomura has a financial interest are investment companies under ASC 946. These entities carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc. (“NSI”) and Nomura International plc (“NIP”).

All material intercompany transactions and balances have been eliminated on consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting these consolidated financial statements, management makes estimates regarding the valuation of certain financial instruments and investments, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates which could have a material impact on these consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income. Use of fair value is either specifically required under U.S. GAAP or Nomura makes an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 2 “Fair value measurements” for further information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

Private equity business—

Private equity investments are generally carried at fair value, with changes in fair value recognized through the consolidated statements of income. See Note 4 “Private equity business” for further information.

Transfers of financial assets—

Nomura accounts for the transfer of a financial asset as a sale when Nomura relinquishes control over the asset by meeting the following conditions: (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, if, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities and other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are accounted for at fair value and reported within Trading assets in the consolidated balance sheets with the change in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported within Accumulated other comprehensive income (loss) in NHI shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of income.

Fee revenue—

Revenue—Commissions includes amounts charged for executing brokerage transactions accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking includes securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Revenue—Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt and equity securities, derivatives and loans which are generally recognized on the consolidated balance sheets on a trade date basis and carried at fair value with changes in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed. Collateralized financing consists of repurchase agreements disclosed as Securities sold under agreements to repurchase, securities lending transactions disclosed as Securities loaned and other secured borrowings.

Reverse repurchase and repurchase agreements principally involve the buying or selling of securities under agreements with clients to resell or repurchase these securities to or from those clients, respectively. These transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recognized in the consolidated balance sheets at the amount for which the securities were originally acquired or sold with applicable accrued interest, as appropriate. Certain reverse repurchase and repurchase agreements are carried at fair value through election of the fair value option. No allowance for credit losses is generally recognized against reverse repurchase agreements due to the strict collateralization requirements.

Repurchase agreements where the maturity of the security transferred as collateral matches the maturity of the repurchase agreement (“repurchase-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 “Transfers and Servicing” (“ASC 860”) are met. There were no securities derecognized from the consolidated balance sheets under repurchase-to-maturity transactions as of March 31, 2013 and 2014, respectively.

In June 2014, the FASB issued new guidance which changes the accounting for repurchase-to-maturity transactions. See “Future accounting developments” below for further information regarding this new guidance.

Nomura also enters into Gensaki Repo transactions which are the standard type of repurchase agreement used in the Japanese financial market. Gensaki Repo transactions contain margin requirements, rights of security substitution, and certain restrictions on the client’s right to sell or repledge the transferred securities. Gensaki Repo transactions are accounted for as collateralized agreements or collateralized financing transactions and are recognized on the consolidated balance sheets at the amount that the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

Securities borrowing and lending transactions are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. These transactions are generally cash collateralized and are recognized on the consolidated balance sheets at the amount of cash collateral advanced or received. No allowance for credit losses is generally recognized against securities borrowing transactions due to the strict collateralization requirements.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are recorded at contractual amounts due.

Trading balances of secured borrowings consist of liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales and are reported in the consolidated balance sheets within Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 8 “Securitizations and Variable Interest Entities” and Note 13 “Borrowings” for further information regarding these transactions.

All Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically within Trading assets as Securities pledged as collateral in the consolidated balance sheets.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for both trading and non-trading purposes. All freestanding derivatives are carried at fair value in the consolidated balance sheets and reported within Trading assets or Trading liabilities depending on whether fair value is positive or negative, respectively. Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

Changes in fair value are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 “Derivatives and Hedging” (“ASC 815”) are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, where certain additional criteria are met.

Trading

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading.

Non-trading

In addition to its trading activities, Nomura uses derivative financial instruments for other than trading purposes such as to manage risk exposures arising from recognized assets and liabilities, forecasted transactions and firm commitments. Certain derivatives used for non-trading purposes are formally designated as fair value and net investment hedges under ASC 815.

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations are linked to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss). The change in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measure of hedge effectiveness and is reported in the consolidated statements of income within Revenue—Other.

See Note 3 “Derivative instruments and hedging activities” for further information.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value or at amortized cost. Interest earned on loans receivable is generally reported in the consolidated statements of income within Revenue—Interest and dividends.

Loans receivable carried at fair value

Certain loans which are risk managed on a fair value basis are carried at fair value through election of the fair value option. Nomura makes this election to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable carried at fair value are reported in the consolidated statements of income within Revenue—Net gain on trading.

Loans receivable carried at amortized cost

Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and costs, unamortized premiums or discounts on purchased loans and after deducting any applicable allowance for loan losses.

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were ¥406 million and ¥808 million as of March 31, 2013 and March 31, 2014, respectively.

See Note 9 “Financing receivables” for further information.

Other receivables—

Receivables from customers include amounts receivable on client securities transactions and Receivables from other than customers include amounts receivable for securities failed to deliver, margin deposits, cash collateral receivables for derivative transactions commissions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within Receivables from other than customers was ¥258,604 million and ¥349,573 million as of March 31, 2013 and March 31, 2014, respectively.

These amounts are carried at contractual amounts due less any applicable allowance for credit losses which reflects management’s best estimate of probable losses incurred within these receivables which have been specifically identified as impaired. The allowance for credit losses is reported in the consolidated balance sheets within Allowance for doubtful accounts.

Loan commitments—

Unfunded loan commitments are accounted for as either off-balance sheet instruments, or are carried at fair value on a recurring basis either as trading instruments or through election of the fair value option.

Loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or will be elected for the fair value option, the loan commitment is also generally held at fair value, with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading. Loan commitment fees are recognized as part of the fair value of the commitment.

For loan commitments where the loan will be held for the foreseeable future, Nomura recognizes an allowance for credit losses which is reported within Other liabilities—other in the consolidated balance sheets which reflects management’s best estimate of probable losses incurred within the loan commitments which have been specifically identified as impaired. Loan commitment fees are generally deferred and recognized over the term of the loan when funded as an adjustment to yield. If drawdown of the loan commitment is considered remote, loan commitment fees are recognized over the commitment period as service revenue.

Payables and deposits—

Payables to customers include amounts payable on client securities transactions and are generally measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for securities failed to receive, cash collateral payable for derivative transactions and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due.

Deposits received at banks represent amounts held on deposit within Nomura’s banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, held for use by Nomura are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of income.

The following table presents a breakdown of Office buildings, land, equipment and facilities as of March 31, 2013 and 2014.

	Millions of yen
	March 31
	2013	2014
Land	¥93,800	¥94,991
Office buildings	104,320	109,052
Equipment and facilities	52,644	48,101
Software	161,469	156,717
Construction in progress	16,008	56

Total	¥428,241	¥408,917

Depreciation and amortization charges are generally computed using the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. The estimated useful lives for significant asset classes are as follows:

Office buildings	5 to 50 years
Equipment and facilities	2 to 20 years
Software	Up to 5 years

Depreciation and amortization is reported within Non-interest expenses—Information processing and communications in the amount of ¥55,992 million and ¥57,173 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥35,501 million and ¥22,295 million for the years ended March 31, 2013 and 2014, respectively.

Leases that involve real estate are classified as either operating or capital leases in accordance with ASC 840 “Leases” (“ASC 840”). Rent expense relating to operating leases is recognized over the lease term on a straight-line basis. If the lease is classified as a capital lease, Nomura recognizes the real estate as an asset on the consolidated balance sheets together with a lease obligation. The real estate is initially recognized at the lower of its fair value or present value of minimum lease payments, and subsequently depreciated over its useful life on straight-line basis. Where Nomura has certain involvement in the construction of real estate subject to a lease, Nomura is deemed the owner of the construction project and recognizes the real estate on the consolidated balance sheets until construction is completed. At the end of the construction period the real estate is either derecognized or continues to be recognized on the consolidated balance sheets in accordance with ASC 840, depending on the extent of Nomura’s continued involvement with the real estate.

Long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flows generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.

Nomura recognized impairment charges of ¥5,455 million and ¥1,246 million primarily related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2013 and 2014, respectively. The current year impairment was primarily attributable to a change in use of certain buildings during the year. These losses are reported in the consolidated statements of income within Non-interest expenses—Other and within Other in Nomura’s segment reporting. The revised carrying values of these assets were based on the estimated fair value of the assets.

Investments in equity securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies will also often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage shareholder relationships.

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥84,739 million and ¥38,751 million, respectively, as of March 31, 2013 and ¥98,736 million and ¥38,004 million, respectively, as of March 31, 2014.

Other non-trading debt and equity securities—

Certain non-trading subsidiaries within Nomura and an insurance subsidiary which was acquired during the year ended March 31, 2012 hold debt securities and minority stakes in equity securities for non-trading purposes. Non-trading securities held by non-trading subsidiaries are carried at fair value and reported within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with changes in fair value reported within Revenue—Other in the consolidated statements of income. Non-trading securities held by the insurance subsidiary are also carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets, and unrealized changes in fair value are reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Realized gains and losses on non-trading securities are reported within Revenue—Other in the consolidated statements of income.

Where the fair value of non-trading securities held by Nomura’s insurance subsidiary has declined below amortized cost, these are assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considers quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss exists, for equity securities, the security is written down to fair value, with the entire difference between fair value and amortized cost reported within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss is also reported within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it is more-likely-than-not that Nomura will be required to sell the debt security before recovery of amortized cost. If Nomura does not expect to sell or be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss is reported in the consolidated statements of income and any non-credit loss component reported within Other comprehensive income (loss) in the consolidated statements of comprehensive income.

See Note 7 “Non-trading securities” for further information regarding these securities.

Short-term and long-term borrowings—

Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date. Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, and certain structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis through election of the fair value option. Other short and long-term borrowings are carried at amortized cost.

Structured notes—

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or more complex interest rate calculation.

All structured notes issued by Nomura on or after April 1, 2008 are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes is made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

Certain structured notes outstanding as of March 31, 2008 were already measured at fair value but others continue to be accounted for by Nomura by bifurcating the embedded derivative from the associated debt host contract. The embedded derivative is accounted for at fair value and the debt host contract is accounted for at amortized cost.

Changes in the fair value of structured notes elected for the fair value option and bifurcated embedded derivatives are reported within Revenue—Net gain on trading in the consolidated statements of income.

Income taxes—

Deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities based upon enacted tax laws and tax rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, based on the technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Stock-based and other compensation awards—

Stock-based awards issued by Nomura to senior management and other employees are classified as either equity or liability awards depending on the terms of the award.

Stock-based awards such as Stock Acquisition Rights (“SARs”) which are expected to be settled by the delivery of the Company’s shares are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.

Stock-based awards such as Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”) which are expected to be settled in cash are classified as liability awards. Other awards such as Notional Index Units (“NIUs”) which are linked to a world stock index quoted by Morgan Stanley Capital International and which are expected to be cash settled are also effectively classified as liability awards. Liability awards are remeasured to fair value at each balance sheet date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount.

Multi-year Performance Deferral (“MYPD”) awards which contain performance conditions and are expected to result in the issuance of SARs are classified as equity awards. MYPD awards expected to result in the issuance of NSUs are classified as liability awards.

For both equity and liability awards, fair value is determined either by using option pricing models, the market price of the Company’s shares or the price of the third party index, as appropriate. Compensation cost is recognized in the consolidated statements of income over the requisite service period, which generally is equal to the vesting period. For MYPD awards with performance conditions, compensation expense is also recognized over the requisite service period to the extent it is probable that the performance conditions will be met. Where an award has graded vesting, compensation expense is recognized using the accelerated recognition method.

Certain new deferred awards granted since May 2013 include “Full Career Retirement” provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the date that the recipients become eligible for Full Career Retirement.

See Note 16 “Deferred compensation plans” for further information regarding these awards.

Earnings per share—

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at one level below its business segments.

Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more-likely-than-not that the fair value of the reporting unit is below its carrying value, a quantitative two-step impairment test is then performed.

In the first step, the current estimated fair value of the reporting unit is compared with its carrying value, including goodwill. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the reporting unit’s goodwill is determined by comparing the fair value of the reporting unit to the fair value of the net assets of the reporting unit, as if the reporting unit were being acquired in a business combination. An impairment loss is recognized if the carrying value of goodwill exceeds its implied current fair value.

Intangible assets not subject to amortization (“indefinite-lived intangible assets”) are also tested for impairment on an individual asset basis during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Similar to goodwill, Nomura tests an indefinite-lived intangible asset by initially qualitatively assessing whether events or circumstances indicate that it is more-likely-than-not that the fair value of the intangible asset is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the intangible asset is deemed not to be impaired and no further analysis is required. If it is more-likely-than-not that the fair value of the intangible asset is below its carrying value, the current estimated fair value of the intangible asset is compared with its carrying value. An impairment loss is recognized if the carrying value of the intangible asset exceeds its estimated fair value.

Intangible assets with finite lives (“finite-lived intangible assets”) are amortized over their estimated useful lives and tested for impairment either individually or with other assets (“asset group”) when events and circumstances indicate that the carrying value of the intangible asset (or asset group) may not be recoverable.

A finite-lived intangible asset is impaired when its carrying amount or the carrying amount of the asset group exceeds its fair value. An impairment loss is recognized only if the carrying amount of the intangible asset (or asset group) is not recoverable and exceeds its fair value.

For both goodwill and intangible assets, to the extent an impairment loss is recognized, the loss establishes a new cost basis for the asset which cannot be subsequently reversed.

See Note 12 “Other assets—Other/Other liabilities” for further information regarding goodwill and intangible assets.

Nomura’s equity method investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment.

Restructuring costs—

Costs associated with an exit activity are recognized at fair value in the period in which the liability is incurred. Such costs include one-time termination benefits provided to employees, costs to terminate certain contracts and costs to relocate employees. Termination benefits provided to employees as part of ongoing benefit arrangements are recognized as liabilities at the earlier of the date an appropriately detailed restructuring plan is approved by regional executive management or the terms of the involuntary terminations are communicated to employees potentially affected. Contractual termination benefits included in an employee’s contract of employment that is triggered by the occurrence of a specific event are recognized during the period in which it is probable that Nomura has incurred a liability and the amount of the liability can be reasonably estimated. A one-time termination benefit is established by a plan of termination that applies to a specified termination event and is recognized when an appropriately detailed restructuring plan is approved by regional executive management and the terms of the involuntary terminations are communicated to those employees potentially affected by the restructuring.

New accounting pronouncements adopted during the current year—

The following new accounting pronouncements relevant to Nomura have been adopted during the year ended March 31, 2014:

Disclosures about offsetting assets and liabilities

In December 2011, the FASB issued amendments to ASC 210-20 through issuance of ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), and issued a related amendment in January 2013 through ASU 2013-01 “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”). These amendments require an entity to disclose information about rights of offset and related arrangements to enable users of its financial statements to understand the effect or potential effect of those arrangements on its financial position.

ASU 2011-11 and ASU 2013-01 are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 with required disclosures made retrospectively for all comparative periods presented.

Nomura adopted ASU 2011-11 and ASU 2013-01 from April 1, 2013. Because these amendments only require enhanced disclosures rather than change the guidance around when financial assets and financial liabilities can be offset, they have not had a material impact on these consolidated financial statements. See Note 3 “Derivative instruments and hedging activities” and Note 6 “Collateralized transactions” where the required disclosures have been provided.

Testing indefinite-lived intangible assets for impairment

In July 2012, the FASB issued amendments to ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of ASU 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”). These amendments simplify indefinite-lived intangible assets impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the current quantitative impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that an indefinite-lived intangible asset fair value is less than its carrying amount, the quantitative test is not required.

ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted.

Nomura adopted ASU 2012-02 from April 1, 2013. Because these amendments only simplify when a quantitative test is required rather than change the quantitative test itself, ASU 2012-02 has not had a material impact on these consolidated financial statements.

Reporting of amounts reclassified out of accumulated other comprehensive income

In February 2013, the FASB issued amendments to ASC 220-10 “Comprehensive Income—Overall” through issuance of ASU 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). The amendments require an entity to disclose additional information about amounts reclassified out of accumulated other comprehensive income, including changes in accumulated other comprehensive income balances by component of accumulated other comprehensive income and information about significant items reclassified out of accumulated other comprehensive income.

ASU 2013-02 supersedes the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05 “Presentation of Comprehensive Income” and ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”. ASU 2013-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012, with early adoption permitted.

Nomura adopted ASU 2013-02 from April 1, 2013. Because these amendments only require changes in presentation and disclosure of amounts reclassified out of accumulated other comprehensive income rather than change the guidance regarding recognition of such amounts, they have not had a material impact on these consolidated financial statements. See Note 19 “Other comprehensive income (loss)” where the required disclosures have been provided.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Release of cumulative translation adjustment amounts

In March 2013, the FASB issued amendments to ASC 810-10 “Consolidation—Overall” (“ASC 810-10”) and ASC 830-30 “Foreign Currency Matters—Translation of Financial Statements” (“ASC 830-30”) through issuance of ASU 2013-05 “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). The amendments resolve diversity in practice about whether guidance in ASC 810-10 or ASC 830-30 applies to the release of cumulative translation adjustment (“CTA”) amounts into earnings when a parent sells part or all of its investment in a foreign entity (or no longer holds a controlling financial interest in a subsidiary).

ASU 2013-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption permitted.

Nomura will adopt ASU 2013-05 from April 1, 2014 and does not expect a material impact on these consolidated financial statements.

Investment companies

In June 2013, the FASB issued amendments to ASC 946 through issuance of ASU 2013-08 “Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU 2013-08”). ASU 2013-08 modifies the guidance under ASC 946 for determining whether an entity is an investment company, which is an entity that is required to measure its investments at fair value, including controlling financial interests in investees that are not investment companies. ASU 2013-08 also requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting, and requires certain additional disclosures including information about financial support provided, or contractually required to be provided, by an investment company to any of its investees.

ASU 2013-08 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption prohibited.

Nomura will adopt ASU 2013-08 from April 1, 2014 and does not expect a material impact on these consolidated financial statements.

Reporting Discontinued Operations

In April 2014, the FASB issued amendments to ASC 205, “Presentation of Financial Statements” (“ASC 205”) and ASC 360 “Property, Plant and Equipment” (“ASC 360”) through issuance of ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” (“ASU 2014-08”). ASU 2014-08 changes the criteria for discontinued operations reporting with the intention of less disposals qualifying and also introduces new presentation and disclosure requirements.

ASU 2014-08 is effective prospectively for all disposals or expected disposals classified as held for sale that occur within annual periods beginning on or after December 15, 2014 and interim periods within those years. Early adoption is permitted, but only for disposals or expected disposals classified as held for sale that have not been reported in financial statements previously issued or available for issue.

Nomura currently plans to adopt ASU 2014-08 from April 1, 2015 and does not expect these amendments to have a material impact on these consolidated financial statements.

Revenue Recognition

In May 2014, the FASB issued ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) as well as amendments to other pronouncements, including ASC 350 “Intangibles—Goodwill and Other”, ASC 360 “Property, Plant, and Equipment”, and ASC 605-35 “Revenue Recognition—Construction-Type and Production-Type Contracts” through issuance of ASU 2014-09 “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 replaces existing revenue recognition guidance in ASC 605 “Revenue Recognition”, replaces certain other industry-specific revenue recognition guidance, specifies the accounting for certain costs to obtain or fulfill a contract with a customer and provides recognition and measurement guidance in relation to sales of non-financial assets. The core principle of ASU 2014-09 is to depict the transfer of goods or services to customers at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. It provides guidance on how to achieve this core principle, including how to identify contracts with customers and separate performance obligations in the contract, how to determine and allocate the transaction price to such performance obligations and how to recognize revenue when a performance obligation has been satisfied.

ASU 2014-09 is effective for annual reporting periods, and interim periods within those reporting periods, beginning after December 15, 2016 with early adoption prohibited.

Nomura will adopt ASU 2014-09 from April 1, 2017 and is currently evaluating the potential impact it may have on these consolidated financial statements.

Repurchase agreements and similar transactions

In June 2014, the FASB issued amendments to ASC 860 “Transfers and Servicing” through issuance of ASU 2014-11 “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (“ASU 2014-11”). These amendments change the accounting for repurchase-to-maturity transactions which are repurchase agreements where the maturity of the security transferred as collateral matches the maturity of the repurchase agreement. Under ASU 2014-11, all repurchase-to-maturity transactions will be accounted for as secured borrowing transactions in the same way as other repurchase agreements rather than as sales of a financial asset and forward commitment to repurchase. The amendments also change the accounting for repurchase financing arrangements which are transactions involving the transfer of a financial asset to a counterparty executed contemporaneously with a reverse repurchase agreement with the same counterparty. Under ASU 2014-11, all repurchase financings will now be accounted for separately, which will result in secured lending accounting for the reverse repurchase agreement. ASU 2014-11 also introduces new disclosure requirements regarding repurchase agreements and securities lending transactions as well as certain other transactions which involve the transfer of financial assets accounted for as sales and where the transferor retains substantially all of the exposure to the economic return on the transferred assets.

ASU 2014-11 is effective for interim or annual periods beginning after December 15, 2014 with early adoption prohibited. As of adoption date, the accounting for all outstanding repurchase-to-maturity transactions and repurchase financing arrangements is adjusted by means of a cumulative-effect adjustment to the balance sheet and retained earnings.

Nomura will adopt ASU 2014-11 from January 1, 2015 and is currently evaluating the potential impact it may have on these consolidated financial statements.

Stock compensations

In June 2014, the FASB issued amendments to ASC 718 “Compensation—Stock Compensation” (“ASC 718”) through issuance of ASU 2014-12 “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (“ASU 2014-12”). ASU 2014-12 requires a performance target that affects vesting and that could be achieved after the requisite service period be accounted for as a performance condition based on the existing guidance in ASC 718 rather than as a nonvesting condition that affects the grant-date fair value of the award.

ASU 2014-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. ASU 2014-12 may be applied either by prospectively or retrospectively.

Nomura currently plans to adopt ASU 2014-12 from April 1, 2016 and does not expect these amendments to have a material impact on these consolidated financial statements.

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e. a net financial asset) or transfer a net short position (i.e. a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2013 and 2014 within the fair value hierarchy.

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2013
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,008	¥720	¥129	¥—	¥1,857
Private equity investments(3)	—	—	87	—	87
Japanese government securities	3,331	—	—	—	3,331
Japanese agency and municipal securities	—	72	0	—	72
Foreign government, agency and municipal securities	3,574	1,466	91	—	5,131
Bank and corporate debt securities and loans for trading purposes	—	1,375	69	—	1,444
Commercial mortgage-backed securities (“CMBS”)	—	161	6	—	167
Residential mortgage-backed securities (“RMBS”)	—	2,720	4	—	2,724
Real estate-backed securities	—	—	68	—	68
Collateralized debt obligations (“CDOs”) and other(4)	—	138	12	—	150
Investment trust funds and other	144	45	13	—	202

Total trading assets and private equity investments	8,057	6,697	479	—	15,233

Derivative assets(5)
Equity contracts	723	1,058	76	—	1,857
Interest rate contracts	4	21,621	148	—	21,773
Credit contracts	0	1,706	133	—	1,839
Foreign exchange contracts	—	2,094	11	—	2,105
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(25,684)	(25,684)

Total derivative assets	728	26,479	368	(25,684)	1,891

Subtotal	¥8,785	¥33,176	¥847	¥(25,684)	¥17,124

Loans and receivables(6)	—	521	3	—	524
Collateralized agreements(7)	—	998	—	—	998
Other assets
Non-trading debt securities	409	508	4	—	921
Other(3)	172	15	60	—	247

Total	¥9,366	¥35,218	¥914	¥(25,684)	¥19,814

Liabilities:
Trading liabilities
Equities	¥922	¥87	¥0	¥—	¥1,009
Japanese government securities	2,151	—	—	—	2,151
Japanese agency and municipal securities	—	0	—	—	0
Foreign government, agency and municipal securities	2,627	477	—	—	3,104
Bank and corporate debt securities	—	288	0	—	288
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Investment trust funds and other	40	12	—	—	52

Total trading liabilities	5,740	866	0	—	6,606

Derivative liabilities(5)
Equity contracts	827	1,118	71	—	2,016
Interest rate contracts	2	21,312	202	—	21,516
Credit contracts	0	1,871	108	—	1,979
Foreign exchange contracts	0	1,994	14	—	2,008
Commodity contracts	1	1	0	—	2
Netting	—	—	—	(25,636)	(25,636)

Total derivative liabilities	830	26,296	395	(25,636)	1,885

Subtotal	¥6,570	¥27,162	¥395	¥(25,636)	¥8,491

Short-term borrowings(8)	—	73	4	—	77
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	265	—	—	265
Long-term borrowings(8)(10)(11)	114	1,263	222	—	1,599
Other liabilities(12)	39	11	0	—	50

Total	¥6,723	¥28,774	¥622	¥(25,636)	¥10,483

	Billions of yen
	March 31, 2014
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2014
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥2,176	¥655	¥68	¥—	¥2,899
Private equity investments(3)	—	—	42	—	42
Japanese government securities	2,587	—	—	—	2,587
Japanese agency and municipal securities	—	192	—	—	192
Foreign government, agency and municipal securities	4,615	1,378	26	—	6,019
Bank and corporate debt securities and loans for trading purposes	—	1,735	116	—	1,851
Commercial mortgage-backed securities (“CMBS”)	—	156	3	—	159
Residential mortgage-backed securities (“RMBS”)	—	2,221	3	—	2,224
Real estate-backed securities	—	—	0	—	0
Collateralized debt obligations (“CDOs”) and other(4)	—	170	13	—	183
Investment trust funds and other	136	87	30	—	253

Total trading assets and private equity investments	9,514	6,594	301	—	16,409

Derivative assets(5)
Equity contracts	750	1,102	70	—	1,922
Interest rate contracts	11	19,398	112	—	19,521
Credit contracts	4	1,268	42	—	1,314
Foreign exchange contracts	—	3,293	19	—	3,312
Commodity contracts	0	0	0	—	0
Netting	—	—	—	(23,764)	(23,764)

Total derivative assets	765	25,061	243	(23,764)	2,305

Subtotal	¥10,279	¥31,655	¥544	¥(23,764)	¥18,714

Loans and receivables(6)	—	280	26	—	306
Collateralized agreements(7)	—	1,087	—	—	1,087
Other assets
Non-trading debt securities	406	615	3	—	1,024
Other(3)	358	94	56	—	508

Total	¥11,043	¥33,731	¥629	¥(23,764)	¥21,639

Liabilities:
Trading liabilities
Equities	¥774	¥132	¥1	¥—	¥907
Japanese government securities	3,046	—	—	—	3,046
Foreign government, agency and municipal securities	3,831	688	—	—	4,519
Bank and corporate debt securities	—	396	0	—	396
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Collateralized debt obligations (“CDOs”) and other(4)	—	0	—	—	0
Investment trust funds and other	76	12	—	—	88

Total trading liabilities	7,727	1,229	1	—	8,957

Derivative liabilities(5)
Equity contracts	827	1,368	59	—	2,254
Interest rate contracts	10	19,142	151	—	19,303
Credit contracts	4	1,582	37	—	1,623
Foreign exchange contracts	—	2,926	14	—	2,940
Commodity contracts	0	0	0	—	0
Netting	—	—	—	(24,030)	(24,030)

Total derivative liabilities	841	25,018	261	(24,030)	2,090

Subtotal	¥8,568	¥26,247	¥262	¥(24,030)	¥11,047

Short-term borrowings(8)	—	46	3	—	49
Payables and deposits(9)	—	0	0	—	0
Collateralized financing(7)	—	530	—	—	530
Long-term borrowings(8)(10)(11)	134	1,439	394	—	1,967
Other liabilities(12)	152	86	—	—	238

Total	¥8,854	¥28,348	¥659	¥(24,030)	¥13,831

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(6)	Includes loans for which the fair value option is elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.
(8)	Includes structured notes for which the fair value option is elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option is elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2013 and 2014, respectively. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as yields and liquidity discounts are unobservable. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified in Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified in Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued. Nomura refined the fair value measurement of certain investments in unlisted equity securities reported within Other assets during the year ended March 31, 2013.

Private equity investments—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

Government, agency and municipal securities—Japanese and other G7 government securities are valued using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is estimated using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or DCM valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields, prepayment rates, default probabilities, loss severities and capitalization rates.

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. The fair value of exchange-traded equity derivatives is primarily determined using an unadjusted exchange price. These derivatives are generally traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, these are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. The fair value of exchange-traded interest rate derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC interest rate derivatives are classified in Level 3 where forward FX rate, interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated foreign exchange derivatives are classified in Level 3 where forward FX rate or volatility valuation inputs are significant and unobservable.

Derivatives—Commodity contracts—Nomura enters into OTC commodity derivative transactions such as commodity swaps, commodity forwards and commodity options. The fair value of OTC commodity derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include commodity prices, interest rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC commodity derivatives are generally classified in Level 2 of the fair value hierarchy because these valuation inputs and adjustments are observable or market-corroborated.

During the year ended March 31, 2012, Nomura began including valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value. This initially involved using the Overnight Indexed Swap curve rather than LIBOR curve to estimate the fair value of certain collateralized derivative contracts. During the year ended March 31, 2013, Nomura refined its valuation methodology to incorporate additional features of collateralized derivative transactions resulting in an additional loss of ¥11 billion recognized during that period. During the year ended March 31, 2014, Nomura recognized an additional loss of ¥10 billion as a result of using more appropriate inputs to calculate the valuation adjustment for certain uncollateralized derivatives. This change reflects increased transparency around how market participants incorporate this funding cost into their pricing of such derivative transactions and consequently, how they estimate fair value. As part of its continuous review of the valuation methodologies applied by market participants, Nomura may further refine its valuation methodology of derivatives in future periods.

Loans—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves and prepayment rates. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. To reflect Nomura’s own creditworthiness, the fair value of structured notes includes a debit adjustment of ¥8 billion as of March 31, 2013 and a credit adjustment of ¥1 billion as of March 31, 2014. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within these consolidated financial statements, including those classified in Level 3 within the fair value hierarchy, Nomura operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within Nomura with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

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The Product Control Valuations Group (“PCVG”) within Nomura’s Finance Department has primary responsibility for determining and implementing valuation policies and procedures in connection with determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with U.S. GAAP. While it is the responsibility of market makers and investment professionals in our trading businesses to price our financial instruments, the PCVG are responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within these consolidated financial statements is made by senior managers independent of the trading businesses. This group reports to the Global Head of Product Control and ultimately to the Chief Financial Officer (“CFO”);

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The Accounting Policy Group within Nomura’s Finance Department defines the group’s accounting policies and procedures in accordance with U.S. GAAP, including those associated with determination of fair value under ASC 820 and other relevant U.S. GAAP pronouncements. This group reports to the Global Head of Accounting Policy and ultimately to the CFO; and

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The MVG within Nomura’s Risk Management Department validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the Chief Risk Officer.

The fundamental components of this governance framework over valuation processes within Nomura particularly as it relates to Level 3 financial instruments are the procedures in place for independent price verification, pricing model validation and revenue substantiation.

Independent price verification processes

The key objective of the independent price verification processes within Nomura is to verify the appropriateness of fair value measurements applied to all financial instruments within Nomura. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation technique and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external levels on a regular basis. The process will involve obtaining data such as trades, marks and prices from internal and external sources and examining the impact of marking the internal positions at the external prices. Margin disputes within the collateral process will also be investigated to determine if there is any impact on valuations.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified in Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement, then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades. Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate trading desks may be asked to execute trades to evidence market levels.

Model review and validation

For more complex financial instruments pricing models are used to determine fair value measurements. The MVG performs an independent model approval process which incorporates a review of the model assumptions across a diverse set of parameters. Considerations include:

•	Scope of the model (different financial instruments may require different but consistent pricing approaches);

•	Mathematical and financial assumptions;

•	Full or partial independent benchmarking along with boundary and stability tests, numerical convergence, calibration quality and stability;

•	Model integration within Nomura’s trading and risk systems;

•	Calculation of risk numbers and risk reporting; and

•	Hedging strategies/practical use of the model.

New models are reviewed and approved by the MVG. The frequency of subsequent MVG reviews (“Model Re-approvals”) is at least annually.

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatilities, foreign exchange rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Level 3 financial instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Quantitative information regarding significant unobservable inputs and assumptions

The following tables present information about the significant unobservable inputs and assumptions used by Nomura for financial instruments classified in Level 3 as of March 31, 2013 and 2014. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy.

	March 31, 2013
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Assets:
Trading assets and private equity investments

Equities	¥129	DCF	Yields Liquidity discounts	7.6% 25.0 – 38.0%	7.6% 35.4%

		DCM	Capitalization rates	5.2 – 6.7%	6.3%

Private equity investments	87	DCF	WACC Growth rates Liquidity discounts	6.8% 0.0% 25.0%	6.8% 0.0% 25.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded values Liquidity discounts	3.7 – 11.3x 7.7x 0.4x 0.4x 0.0 – 33.0%	11.0x 7.7x 0.4x 0.4x 25.8%

Foreign government, agency and municipal securities	91	DCF	Credit spreads	0.0 – 6.5%	0.7%

Bank and corporate debt securities and loans for trading purposes	69	DCF	Credit spreads Recovery rates	0.0 – 24.2% 0.1 – 36.4%	2.6% 28.1%

Commercial mortgage-backed securities (“CMBS”)	6	DCF	Yields Default probabilities Loss severities	0.0 – 25.0% 100.0% 0.0 – 80.0%	8.0% 100.0% 0.3%

Residential mortgage-backed securities (“RMBS”)	4	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 40.0% 0.0 – 8.2% 0.3 – 17.0% 22.0 – 90.0%	3.3% 4.5% 14.7% 64.2%

Real estate-backed securities	68	DCF	Yields Default probabilities Loss severities	1.8 – 15.0% 24.0 – 65.0% 80.0 – 100.0%	1.9% 42.6% 88.0%

		DCM	Capitalization rates	6.8%	6.8%

	March 31, 2013
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Collateralized debt obligations (“CDOs”) and other	12	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 58.6% 0.0 – 15.0% 2.0 – 5.0% 30.0 – 75.0%	17.1% 13.8% 2.1% 45.6%

Investment trust funds and other	13	DCF	Credit spreads Correlations	0.0 – 6.5% 0.50 – 0.70	0.6% 0.60

Derivatives, net:
Equity contracts	5	Option models	Dividend yield Volatilities Correlations	0.0 – 11.0% 5.7 – 92.4% (0.77) – 0.99	— — —

Interest rate contracts	(54)	DCF/ Option models	Forward FX rates Interest rates	62.9 – 121.7 0.6 – 4.2%	— —

		Option models	Volatilities Correlations	13.5 – 118.1% (0.70) – 0.99	— —

Credit contracts	25	DCF/ Option models	Credit spreads Recovery rates	0.0 – 7.5% 15.0 – 40.0%	— —

		Option models	Volatilities Correlations	10.0 – 70.0% 0.33 – 0.90	— —

Foreign exchange contracts	(3)	Option models	Volatilities	1.4 – 20.7%	—

		DCF	Forward FX rates	2.7 – 12,484.0	—

Loans and receivables	3	DCF	Credit spreads	3.0%	3.0%

Other assets
Non-trading debt securities	4	DCF	Credit spreads	0.2 – 2.5%	1.7%

Other(3)	60	DCF	WACC Growth rates Yields Liquidity discounts	6.8 – 6.8% 0.0 – 1.0% 7.6% 0.0 – 30.0%	6.8% 0.9% 7.6% 8.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	6.9 – 12.5x 7.7 – 44.4x 0.0 – 5.6x 25.0 – 30.0%	9.9x 25.8x 1.7x 29.8%

Liabilities:
Long-term borrowings	¥222	DCF	Volatilities Correlations	13.5 – 118.1% (0.77) – 0.99	— —

	March 31, 2014
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Assets:
Trading assets and private equity investments
Equities	¥68	DCF	Liquidity discounts	11.0 – 50.0%	18.1%

		DCM	Capitalization rates	6.8 – 6.9%	6.8%

Private equity investments	42	Market multiples	EV/EBITDA ratios Price/Embedded values Liquidity discounts	4.5 – 11.6 x 0.4 x 0.0 – 33.0%	10.0 x 0.4 x 30.5%

Foreign government, agency and municipal securities	26	DCF	Credit spreads	0.0 – 5.9%	0.5%

Bank and corporate debt securities and loans for trading purposes	116	DCF	Credit spreads Recovery rates	0.0 – 26.6% 0.0 – 74.0%	4.7% 57.1%

Commercial mortgage-backed securities (“CMBS”)	3	DCF	Yields	6.2 – 30.4%	10.1%

Residential mortgage-backed securities (“RMBS”)	3	DCF	Yields Prepayment rates Default probabilities Loss severities	0.3 – 10.7% 3.8 – 50.0% 0.0 – 2.0% 0.1 – 87.2%	3.7% 12.8% 2.0% 51.2%

Collateralized debt obligations (“CDOs”) and other	13	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 90.9% 0.0 – 20.0% 1.0 – 65.0% 30.0 – 100.0%	11.1% 18.5% 3.2% 47.9%

Investment trust funds and other	30	DCF	Credit spreads Correlations	0.0 – 3.5% 0.50 – 0.71	0.1% 0.61

Derivatives, net:
Equity contracts	11	Option models	Dividend yield Volatilities Correlations	0.0 – 8.2% 6.9 – 59.9% (0.96) – 0.95	— — —

Interest rate contracts	(39)	DCF/ Option models	Interest rates	0.7 – 5.2%	—

		Option models	Volatilities Correlations	10.6 – 23.5% (0.45) – 0.99	— —

Credit contracts	5	DCF/Option models	Credit spreads Recovery rates	0.0 – 20.9% 20.0 – 90.0%	— —

		Option models	Volatilities Correlations	1.0 – 70.0% 0.26 – 0.95	— —

Foreign exchange contracts	5	Option models	Volatilities	11.2 – 19.1%	—

	March 31, 2014
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Loans and receivables	26	DCF	Credit spreads	0.0%	0.0%

Other assets
Non-trading debt securities	3	DCF	Credit spreads	0.1 – 2.5%	0.8%

Other(3)	56	DCF	WACC Growth rates Liquidity discounts	6.1% 1.0% 0.0 – 30.0%	6.1% 1.0% 12.7%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	3.6 – 8.3 x 9.6 – 60.1 x 0.0 – 5.3 x 30.0%	4.9 x 24.0 x 1.0 x 30.0%

Liabilities:
Short-term borrowings	¥3	DCF	Volatilities Correlations	15.3 – 55.5% (0.78) – 0.94	— —

Long-term borrowings	394	DCF	Volatilities Correlations	10.6 – 55.5% (0.78) – 0.99	— —

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Valuation technique(s) and unobservable inputs represent those equity securities reported within Other assets.

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay a high dividend for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives are typically higher than those of longer-dated instruments. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are forward FX rates, interest rates, volatilities and correlations. The wide range of forward FX rates is primarily due to long-dated exchange rates of different currencies against the Japanese Yen. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as the volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of the inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads is due to the low end of the range arising from exposure to underlying reference names with very limited risk of a default and the high end arising from exposure to underlying reference names with a much greater risk of default. The range of recovery rates varies mainly due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. High positive correlations are those for which the movement is closely related with the correlation falling as the relationship becomes less strong. Other than for volatilities where the majority of inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Foreign exchange contracts—The significant unobservable inputs are volatilities and forward FX rates. The range of volatilities is relatively low with the lower end coming from currencies that trade in narrow ranges versus the US dollar. The wide range of forward FX rates is primarily due to long-dated exchange rates of different currencies against the US dollar. All significant unobservable inputs are spread across the relevant ranges.

Short-term borrowings and Long-term borrowings—The significant unobservable inputs are volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Sensitivity of fair value to changes in unobservable inputs

For each class of financial instrument described in the above tables, changes in each of the significant unobservable inputs and assumptions used by Nomura will impact upon the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs is described below:

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Equities, Private equity investments and equity securities reported within Other assets—When using DCF valuation techniques to determine fair value, a significant increase (decrease) in yields, WACC or liquidity discount in isolation would result in a significantly lower (higher) fair value measurement. Conversely, a significant increase (decrease) in growth rate would result in a corresponding significantly higher (lower) fair value measurement. There is little interrelationship between these measures. When using market multiples to determine fair value, a significant increase (decrease) in the relevant multiples such as PE ratios, EV/EBITDA ratios, Price/Book ratios and Price/Embedded Value ratios in isolation would result in a higher (lower) fair value measurement. Conversely, a significant increase (decrease) in the liquidity discount applied to the holding in isolation would result in a significantly lower (higher) fair value measurement. Generally changes in assumptions around multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

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Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes, Loans and receivables and Non-trading debt securities—Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in recovery rates would result in a significantly higher (lower) fair value measurement.

•

Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), Real estate-backed securities and Collateralized debt obligations (“CDOs”) and other—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities used in a DCF valuation technique in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in loss severities and a directionally opposite change in prepayment rates. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Investment trust funds and other—Significant increases (decreases) in credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in correlation would result in a significantly higher (lower) fair value measurement.

•

Derivatives—Where Nomura is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates, credit spreads or forward FX rates in isolation or significant decreases (increases) in dividend yields would result in a significantly higher (lower) fair value measurement. Where Nomura is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by Nomura. Where Nomura is long optionality, recovery rates or correlation, significant increases (decreases) in volatilities, recovery rates or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality, recovery rates or correlation, the impact of these changes would have a converse effect on the fair value measurements.

•

Short-term borrowings and Long-term borrowings—Where Nomura is long optionality or correlation, significant increases (decreases) in volatilities or correlation used in a DCF valuation technique will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality or correlation, the impact of these changes would have a converse effect on the fair value measurements.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the years ended March 31, 2013 and 2014. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

For the year ended March 31, 2014, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

		Billions of yen
		Year ended March 31, 2013
	Balance as of April 1, 2012	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2013
Assets:
Trading assets and private equity investments
Equities	¥125	¥2	¥—	¥38	¥(22)	¥—	¥5	¥6	¥(25)	¥129
Private equity investments	202	9	—	4	(137)	—	9	—	—	87
Japanese agency and municipal securities	10	0	—	1	(11)	—	—	0	(0)	0
Foreign government, agency and municipal securities	37	39	—	728	(731)	—	0	62	(44)	91
Bank and corporate debt securities and loans for trading purposes	62	7	—	245	(286)	—	7	69	(35)	69
Commercial mortgage-backed securities (“CMBS”)	8	3	—	11	(15)	—	1	4	(6)	6
Residential mortgage-backed securities (“RMBS”)	5	1	—	19	(20)	—	0	2	(3)	4
Real estate-backed securities	91	2	—	1	(26)	—	0	—	—	68
Collateralized debt obligations (“CDOs”) and other	20	(1)	—	11	(17)	—	1	3	(5)	12
Investment trust funds and other	9	2	—	2	(0)	—	0	0	(0)	13

Total trading assets and private equity investments	569	64	—	1,060	(1,265)	—	23	146	(118)	479

Derivatives, net(4)
Equity contracts	14	(9)	—	—	—	(11)	4	(1)	8	5
Interest rate contracts	(39)	(15)	—	—	—	(1)	(1)	(0)	2	(54)
Credit contracts	(11)	(16)	—	—	—	12	6	15	19	25
Foreign exchange contracts	18	(1)	—	—	—	1	(1)	(6)	(14)	(3)
Commodity contracts	(0)	0	—	—	—	(0)	(0)	0	(0)	(0)

Total derivatives, net	(18)	(41)	—	—	—	1	8	8	15	(27)

Subtotal	¥551	¥23	¥—	¥1,060	¥(1,265)	¥1	¥31	¥154	¥(103)	¥452

Loans and receivables	11	(0)	—	0	(3)	—	1	—	(6)	3
Other assets
Non-trading debt securities	6	0	0	0	(2)	—	0	—	—	4
Other(5)	72	21	0	1	(32)	—	0	0	(2)	60

Total	¥640	¥44	¥0	¥1,061	¥(1,302)	¥1	¥32	¥154	¥(111)	¥519

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥0	¥(0)	¥—	¥0	¥0	¥—	¥0
Bank and corporate debt securities	1	(0)	—	0	(1)	—	0	—	(0)	0

Total trading liabilities	¥1	¥(0)	¥—	¥0	¥(1)	¥—	¥0	¥0	¥(0)	¥0

Short-term borrowings	0	(0)	—	6	(1)	—	—	1	(2)	4
Payables and deposits	(0)	(1)	—	(0)	(0)	—	—	—	—	1
Long-term borrowings	(13)	(155)	—	108	(82)	—	3	110	(59)	222
Other liabilities	—	0	—	0	(0)	—	0	—	(0)	0

Total	¥(12)	¥(156)	¥—	¥114	¥(84)	¥—	¥3	¥111	¥(61)	¥227

		Billions of yen
		Year ended March 31, 2014
	Balance as of April 1, 2013	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2014
Assets:
Trading assets and private equity investments
Equities	¥129	¥11	¥—	¥21	¥(105)	¥—	¥6	¥7	¥(1)	¥68
Private equity investments	87	(1)	—	1	(11)	—	6	—	(40)	42
Japanese agency and municipal securities	0	—	—	—	—	—	—	—	(0)	—
Foreign government, agency and municipal securities	91	21	—	516	(540)	—	—	8	(70)	26
Bank and corporate debt securities and loans for trading purposes	69	5	—	221	(167)	—	3	32	(47)	116
Commercial mortgage-backed securities (“CMBS”)	6	(0)	—	7	(11)	—	0	2	(1)	3
Residential mortgage-backed securities (“RMBS”)	4	(0)	—	1	(3)	—	0	3	(2)	3
Real estate-backed securities	68	1	—	0	(69)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other	12	(1)	—	23	(21)	—	1	6	(7)	13
Investment trust funds and other	13	0	—	24	(6)	—	0	—	(1)	30

Total trading assets and private equity investments	479	36	—	814	(933)	—	16	58	(169)	301

Derivatives, net(4)
Equity contracts	5	(8)	—	—	—	(2)	2	7	7	11
Interest rate contracts	(54)	(1)	—	—	—	19	(1)	(6)	4	(39)
Credit contracts	25	(5)	—	—	—	(16)	3	0	(2)	5
Foreign exchange contracts	(3)	(1)	—	—	—	13	0	(4)	(0)	5
Commodity contracts	(0)	0	—	—	—	0	(0)	0	—	0

Total derivatives, net	(27)	(15)	—	—	—	14	4	(3)	9	(18)

Subtotal	¥452	¥21	¥—	¥814	¥(933)	¥14	¥20	¥55	¥(160)	¥283

Loans and receivables	3	(0)	—	13	(2)	—	1	20	(9)	26
Other assets
Non-trading debt securities	4	(1)	(0)	—	(0)	—	0	—	—	3
Other	60	4	(0)	3	(9)	—	0	—	(2)	56

Total	¥519	¥24	¥(0)	¥830	¥(944)	¥14	¥21	¥75	¥(171)	¥368

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥1	¥(0)	¥—	¥0	¥0	¥(0)	¥1
Bank and corporate debt securities	0	0	—	0	(0)	—	0	0	(0)	0

Total trading liabilities	¥0	¥(0)	¥—	¥1	¥(0)	¥—	¥0	¥0	¥(0)	¥1

Short-term borrowings	4	(0)	—	3	(3)	—	—	1	(2)	3
Payables and deposits	1	0	—	(0)	(1)	—	—	—	(0)	0
Long-term borrowings	222	(29)	—	424	(259)	—	3	42	(67)	394
Other liabilities	0	—	—	1	(1)	—	(0)	—	—	—

Total	¥227	¥(29)	¥—	¥429	¥(264)	¥—	¥3	¥43	¥(69)	¥398

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Transfers into Level 3 and Transfers out of Level 3 are the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3, all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level, all gains/ (losses) during the year are excluded from the table.
(4)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(5)	Includes the impact of the refined fair value measurement of certain investments in unlisted equity securities.

Unrealized gains and losses recognized for Level 3 financial instruments

The following tables present the amounts of unrealized gains (losses) for the years ended March 31, 2013 and 2014, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2013	2014
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥1	¥7
Private equity investments	(10)	(6)
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	2	(1)
Bank and corporate debt securities and loans for trading purposes	(0)	(0)
Commercial mortgage-backed securities (“CMBS”)	1	1
Residential mortgage-backed securities (“RMBS”)	0	(0)
Real estate-backed securities	(0)	(0)
Collateralized debt obligations (“CDOs”) and other	(0)	(0)
Investment trust funds and other	2	0

Total trading assets and private equity investments	(4)	1

Derivatives, net(2)
Equity contracts	7	22
Interest rate contracts	24	(1)
Credit contracts	12	2
Foreign exchange contracts	(4)	(0)
Commodity contracts	0	(0)

Total derivatives, net	39	23

Subtotal	¥35	¥24

Loans and receivables	(0)	(1)
Other assets
Non-trading debt securities	0	(0)
Other(3)	24	1

Total	¥59	¥24

Liabilities:
Trading liabilities
Equities	¥0	¥—
Bank and corporate debt securities	—	(0)

Total trading liabilities	¥0	¥(0)

Short-term borrowings	(1)	(0)
Payables and deposits	(1)	0
Long-term borrowings	(162)	(33)
Other liabilities	(0)	—

Total	¥(164)	¥(33)

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(3)	Includes the impact of the refined fair value measurements of certain investments in unlisted equity securities.

Transfers between levels of the fair value hierarchy

Nomura assumes that all transfers of financial instruments from one level to another level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer takes place. Amounts reported below therefore represent the fair value of the financial instruments at the beginning of the relevant quarter when the transfer was made.

Transfers between Level 1 and Level 2

For the year ended March 31, 2013, a total of ¥631 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥361 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised primarily ¥249 billion of debt securities reported within Other assets—Nontrading debt securities, ¥15 billion of exchange traded funds reported within Investment trust funds and other and ¥6 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥80 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥72 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised ¥8 billion of short sales of exchange traded funds reported within Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became inactive.

For the year ended March 31, 2014, a total of ¥492 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥479 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised ¥5 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥38 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥36 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the year ended March 31, 2013, a total of ¥455 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥441 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. This also comprised ¥5 billion of exchange traded funds reported within Investment trust funds and other and ¥7 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥391 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥388 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

For the year ended March 31, 2014, a total of ¥856 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥832 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. This also comprised ¥19 billion of exchange traded funds reported within Investment trust funds and other and ¥5 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥92 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥90 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

Transfers out of Level 3

For the year ended March 31, 2013, a total of ¥126 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥25 billion of Equities which were transferred because certain yields and liquidity discounts became observable, ¥44 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable and ¥35 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads and recovery rates became observable. This also comprised ¥6 billion of CMBS which were transferred because certain yields, default probabilities and loss severities became observable, ¥5 billion of CDOs and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable and ¥6 billion of Loans and receivables, principally loans, which were transferred because certain credit spreads became observable. During the same period, a total of ¥61 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥59 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

For the year ended March 31, 2013, a total of ¥15 billion of net derivative liabilities were also transferred out of Level 3. This comprised primarily ¥8 billion of net equity derivative liabilities which were transferred because certain dividend yields, volatility and correlation valuation inputs became observable, ¥19 billion of net credit derivative liabilities which were transferred because certain credit spread, recovery rate, volatility and correlation valuation inputs became observable and ¥14 billion of net foreign exchange derivative assets which were transferred because certain volatility and forward FX rate valuation inputs became observable.

For the year ended March 31, 2014, a total of ¥180 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥70 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable and ¥47 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads and recovery rates became observable. This also comprised ¥7 billion of CDOs and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable and ¥40 billion of Private equity investments, which were transferred because these instruments began trading in an active observable market and ¥9 billion of Loans and receivables, principally loans, which were transferred because certain credit spreads became observable. During the same period, a total of ¥69 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥67 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

For the year ended March 31, 2014, a total of ¥9 billion of net derivative liabilities were also transferred out of Level 3. This comprised primarily ¥7 billion of net equity derivative liabilities which were transferred because certain dividend yield, volatility and correlation valuation inputs became observable.

Transfers into Level 3

For the year ended March 31, 2013, a total of ¥146 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥6 billion of Equities which were transferred because certain yields and liquidity discounts became unobservable, ¥69 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable and ¥62 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfer reported in Equities and Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfer into Level 3 occurred were not significant. Gains on these transfer reported in Foreign government, agency and municipal securities which were recognized in the quarter when the transfer into Level 3 occurred were ¥9 billion. During the same period, a total of ¥111 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥110 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. Losses on these transfer reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred were ¥7 billion.

For the year ended March 31, 2013, a total of ¥8 billion of net derivative assets were also transferred into Level 3. This comprised ¥15 billion of net credit derivative assets which were transferred because certain credit spread, recovery rate, volatility and correlation valuation inputs became unobservable and ¥6 billion of net foreign exchange derivative liabilities which were transferred because certain volatility and forward FX rate valuation inputs became unobservable. The amount of gains and losses on the credit contracts and foreign exchange contracts which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

For the year ended March 31, 2014, a total of ¥78 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥7 billion of Equities which were transferred because certain liquidity discounts and capitalization rates became unobservable, ¥32 billion of Bank and corporate debt securities and loans for trading purposes, principally loans, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable and ¥8 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. This also comprised ¥6 billion of CDOs and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities valuation inputs became unobservable, ¥20 billion of Loans and receivables, principally loans and loan commitments, which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfer reported in Equities, Bank and corporate debt securities and loans for trading purposes, Foreign government, agency and municipal securities, CDOs and other, Loans and receivables which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥43 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥42 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. Losses on these transfer reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

For the year ended March 31, 2014, a total of ¥3 billion of net derivative liabilities were also transferred into Level 3. This comprised ¥7 billion of net equity derivative assets which were transferred because certain dividend yield, volatility and correlation valuation inputs became unobservable and ¥6 billion of net interest rate derivative liabilities which were transferred because certain interest rate, volatility and correlation valuation inputs became unobservable. Losses on the equity contracts which were recognized in the quarter when the transfer into Level 3 occurred were ¥7 billion. The amount of gains and losses on the interest rate contracts which were recognized in the quarter when the transfer into Level 3 occurred was not significant.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2013 and 2014. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2013
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥68	¥16	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	63	7	Quarterly	30 days
Real estate funds	3	—	—	—

Total	¥138	¥24

	Billions of yen
	March 31, 2014
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥66	¥0	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	42	17	Quarterly	30 days
Real estate funds	3	—	—	—

Total	¥115	¥18

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass-through. The fair values of these investments are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of these investments in this category are estimated using the NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2013 and 2014.

	Billions of yen
	Year ended March 31
	2013	2014
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥2	¥0
Private equity investments	(10)	(0)
Loans and receivables	19	3
Collateralized agreements(3)	(0)	4
Other assets(2)	1	17

Total	¥12	¥24

Liabilities:
Short-term borrowings(4)	¥(4)	¥0
Collateralized financing(3)	(1)	(3)
Long-term borrowings(4)(5)	(51)	11
Other liabilities(6)	0	0

Total	¥(56)	¥8

(1)	Includes gains and losses reported primarily within Net gain on trading and Gain (loss) on private equity investments in the consolidated statements of income. As of March 31, 2014, gains of ¥5 billion included in Other assets are reported in Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes loan commitments.

Nomura currently carries its investment in the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) at fair value through election of the fair value option. Nomura held 47.0% of the common stock as of March 31, 2013 and 37.1% as of March 31, 2014. This investment was reported within Trading assets and private equity investments—Private equity investments and Other assets—Other as of March 31, 2013 and Other assets—Other as of March 31, 2014 in the consolidated balance sheets.

Ashikaga Holdings recognized total revenue of ¥99 billion, total expense of ¥80 billion and net income after tax of ¥15 billion for the year ended March 31, 2013. As of March 31, 2013, its total assets and total liabilities were ¥5,434 billion and ¥5,155 billion, respectively, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥108 billion, total expense of ¥80 billion and net income after tax of ¥24 billion for the year ended March 31, 2014. As of March 31, 2014, its total assets and total liabilities were ¥5,612 billion and ¥5,371 billion, respectively, determined in accordance with accounting principles generally accepted in Japan.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques at a rate which incorporates observable changes in its credit spread.

Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥31 billion for the year ended March 31, 2013, mainly due to the tightening of Nomura’s credit spread.

Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥9 billion for the year ended March 31, 2014, mainly due to the tightening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2013, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥20 billion more than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of March 31, 2014, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥17 billion more than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 22% of total assets as of March 31, 2013 and 20% as of March 31, 2014.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2013
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,403	¥1,313	¥3,262	¥556	¥8,534

	Billions of yen
	March 31, 2014
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,779	¥1,666	¥3,968	¥385	¥8,798

(1)	Other than above, there were ¥715 billion and ¥756 billion of government, agency and municipal securities in Other assets—Non-trading debt securities as of March 31, 2013 and 2014, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets. These would be generally classified in either Level 1 or Level 2 within the fair value hierarchy.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is estimated in the same way as other loans carried at fair value on a recurring basis. Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified in Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2013 and 2014.

	Billions of yen
	March 31, 2013(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥805	¥805	¥805	¥—	¥—
Time deposits	578	578	—	578	—
Deposits with stock exchanges and other segregated cash	270	270	—	270	—
Loans receivable(2)	1,575	1,576	—	1,352	224
Securities purchased under agreements to resell	8,295	8,295	—	8,295	—
Securities borrowed	5,820	5,820	—	5,820	—

Total Assets	¥17,343	¥17,344	¥805	¥16,315	¥224

Liabilities:
Short-term borrowings	¥738	¥738	¥—	¥734	¥4
Deposits received at banks	1,072	1,072	—	1,071	1
Securities sold under agreements to repurchase	12,444	12,444	—	12,440	4
Securities loaned	2,159	2,159	—	2,159	—
Long-term borrowings	7,592	7,430	114	7,093	223

Total Liabilities	¥24,005	¥23,843	¥114	¥23,497	¥232

	Billions of yen
	March 31, 2014(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,490	¥1,490	¥1,490	¥—	¥—
Time deposits	364	364	—	364	—
Deposits with stock exchanges and other segregated cash	336	336	—	336	—
Loans receivable(2)	1,327	1,326	—	1,068	258
Securities purchased under agreements to resell	9,618	9,618	—	9,618	—
Securities borrowed	7,729	7,729	—	7,729	—

Total Assets	¥20,864	¥20,863	¥1,490	¥19,115	¥258

Liabilities:
Short-term borrowings	¥602	¥602	¥—	¥599	¥3
Deposits received at banks	1,114	1,114	—	1,114	0
Securities sold under agreements to repurchase	13,938	13,938	—	13,938	0
Securities loaned	2,360	2,360	—	2,360	—
Long-term borrowings	8,227	8,202	134	7,674	394

Total Liabilities	¥26,241	¥26,216	¥134	¥25,685	¥397

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for loan losses.

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

For the year ended March 31, 2013, goodwill allocated to a certain reporting unit was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was wholly impaired. Fair value was determined using a DCF valuation technique and consequently, this nonrecurring fair value measurement was determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy.

For the year ended March 31, 2014, goodwill allocated to a certain reporting unit was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was written down to its estimated fair value of ¥3 billion as a result of this impairment. Fair value was determined using a DCF valuation technique and consequently, this nonrecurring fair value measurement was determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy.

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees.

Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss). Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other.

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2013
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥20,169	¥(18,415)	¥(981)	¥773

	Billions of yen
	March 31, 2014
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥20,355	¥(18,481)	¥(936)	¥938

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2013
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥14,130	¥1,857	¥14,550	¥2,017
Interest rate contracts	727,129	21,685	711,914	21,452
Credit contracts	44,582	1,839	42,889	1,979
Foreign exchange contracts	81,002	2,104	80,280	2,007
Commodity contracts	29	1	39	2

Total	¥866,872	¥27,486	¥849,672	¥27,457

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,748	¥88	¥162	¥0
Foreign exchange contracts	92	1	24	1

Total	¥1,840	¥89	¥186	¥1

Total derivatives	¥868,712	¥27,575	¥849,858	¥27,458

	Billions of yen
	March 31, 2014
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥15,761	¥1,922	¥14,911	¥2,254
Interest rate contracts	1,132,306	19,459	1,098,406	19,249
Credit contracts	38,136	1,314	40,310	1,623
Foreign exchange contracts	108,595	3,312	113,915	2,938
Commodity contracts	46	0	37	0

Total	¥1,294,844	¥26,007	¥1,267,579	¥26,064

Derivatives designated as hedging instruments:
Interest rate contracts	¥2,143	¥62	¥296	¥2
Foreign exchange contracts	109	0	116	2

Total	¥2,252	¥62	¥412	¥4

Total derivatives	¥1,297,096	¥26,069	¥1,267,991	¥26,068

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	As of March 31, 2013 and 2014, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Offsetting of derivatives

Counterparty credit risk associated with derivative financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Similarly, even when derivatives are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights, . This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively where certain additional criteria are met.

The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2013		March 31, 2014
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥1,112	¥1,174	¥1,162	¥1,418
OTC centrally-cleared	—	—	—	—
Exchange-traded	745	843	760	836
Interest rate contracts
OTC settled bilaterally	12,887	12,609	10,485	10,281
OTC centrally-cleared	8,873	8,839	9,025	8,961
Exchange-traded	13	4	11	9
Credit contracts
OTC settled bilaterally	1,744	1,880	1,180	1,491
OTC centrally-cleared	95	99	130	128
Exchange-traded	0	0	4	4
Foreign exchange contracts
OTC settled bilaterally	2,097	2,002	3,296	2,923
OTC centrally-cleared	8	6	12	13
Exchange-traded	—	0	4	4
Commodity contracts
OTC settled bilaterally	0	1	0	0
OTC centrally-cleared	—	—	—	—
Exchange-traded	1	1	0	0

Total gross derivative balances(2)	¥27,575	¥27,458	¥26,069	¥26,068
Less: Amounts offset in the consolidated balance sheets(3)	(25,684)	(25,636)	(23,764)	(24,030)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,891	¥1,822	¥2,305	¥2,038
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	(177)	(138)	(168)	(44)
Cash collateral(6)	—	(2)	(0)	(0)

Net amount	¥1,714	¥1,682	¥2,137	¥1,994

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2013, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥ 660 billion and ¥855 billion, respectively. As of March 31, 2014, the gross balance of such derivative assets and derivative liabilities was ¥744 billion and ¥808 billion, respectively.
(3)	Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2013, Nomura offset a total of ¥985 billion of cash collateral receivables against net derivative liabilities and ¥1,033 billion of cash collateral payables against net derivative assets. As of March 31, 2014, Nomura offset a total of ¥1,283 billion of cash collateral receivables against net derivative liabilities and ¥1,017 billion of cash collateral payables against net derivative assets.
(4)	Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.
(5)	Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.
(6)	As of March 31, 2013, a total of ¥220 billion of cash collateral receivables and ¥497 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2014, a total of ¥203 billion of cash collateral receivables and ¥643 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2013	2014
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(69)	¥(91)
Interest rate contracts	65	102
Credit contracts	(18)	(123)
Foreign exchange contracts	(329)	(30)
Commodity contracts	(0)	1

Total	¥(351)	¥(141)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2013 and 2014, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of income within Interest expense.

The following table presents amounts included in the consolidated statements of income related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2013	2014
Derivatives designated as hedging instruments:
Interest rate contracts	¥33	¥2

Total	¥33	¥2

Hedged items:
Long-term borrowings	¥(33)	¥(2)

Total	¥(33)	¥(2)

Net investment hedges

Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives and non-derivatives designated as net investment hedges included in the consolidated statements of comprehensive income.

	Billions of yen
	Year ended March 31
	2013	2014
Hedging instruments:
Foreign exchange contracts	¥(14)	¥(12)
Long-term borrowings	(15)	—

Total	¥(29)	¥(12)

(1)	The portion of the gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2013 and 2014.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2013, was ¥960 billion with related collateral pledged of ¥754 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2013, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥102 billion.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2014, was ¥973 billion with related collateral pledged of ¥747 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2014, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥102 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2013 and March 31, 2014.

	Billions of yen
	March 31, 2013
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥210	¥24,659	¥4,575	¥7,961	¥9,877	¥2,246	¥22,431
Credit default indices	(16)	12,722	1,482	3,555	6,815	870	11,592
Other credit risk related portfolio products	230	2,586	666	1,112	215	593	1,710
Credit risk related options and swaptions	0	51	—	—	27	24	42

Total	¥424	¥40,018	¥6,723	¥12,628	¥16,934	¥3,733	¥35,775

	Billions of yen
	March 31, 2014
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(235)	¥21,070	¥4,167	¥8,306	¥6,610	¥1,987	¥18,689
Credit default indices	(32)	9,082	1,215	3,552	3,582	733	7,704
Other credit risk related portfolio products	123	1,574	523	398	201	452	1,097
Credit risk related options and swaptions	(1)	676	—	—	504	172	548

Total	¥(145)	¥32,402	¥5,905	¥12,256	¥10,897	¥3,344	¥28,038

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s Financial Services LLC (“S&P”), or if not rated by S&P, based on Moody’s Investors Service, Inc. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2013
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,400	¥1,594	¥5,945	¥8,208	¥4,073	¥2,439	¥24,659
Credit default indices	14	589	6,360	3,516	1,910	333	12,722
Other credit risk related portfolio products	77	17	9	127	243	2,113	2,586
Credit risk related options and swaptions	—	—	18	—	33	—	51

Total	¥2,491	¥2,200	¥12,332	¥11,851	¥6,259	¥4,885	¥40,018

	Billions of yen
	March 31, 2014
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,125	¥1,331	¥5,232	¥7,362	¥3,231	¥1,789	¥21,070
Credit default indices	86	23	4,445	2,884	1,341	303	9,082
Other credit risk related portfolio products	22	—	1	—	4	1,547	1,574
Credit risk related options and swaptions	—	—	387	195	94	—	676

Total	¥2,233	¥1,354	¥10,065	¥10,441	¥4,670	¥3,639	¥32,402

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

4. Private equity business:

Nomura makes private equity investments primarily in Japan and Europe.

Private equity investments made by certain entities which Nomura consolidates under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 (“investment company subsidiaries”) are accounted for at fair value, with changes in fair value recognized through the consolidated statements of income. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements within this annual report.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to Nomura. In accordance with Nomura investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method of accounting. Such investments may generally only be made by investment company subsidiaries. Non-core businesses are defined as those engaged in activities other than Nomura’s business segments.

Nomura also has a subsidiary which is not an investment company but which makes investments in entities engaged in Nomura’s core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because of election of the fair value option or other U.S. GAAP requirements.

Private equity business in Japan

Nomura makes private equity investments through a wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”), NFP is not an investment company subsidiary as it invests in entities engaged in Nomura’s core business. Nomura elected the fair value option to account for its 37.1% investment in the common stock of Ashikaga Holdings.

On December 19, 2013, Ashikaga Holdings was listed on the First Section of the Tokyo Stock Exchange. Nomura’s investment in Ashikaga Holdings has historically been primarily reported within Trading assets and private equity investments—Private equity investments. However, following the listing, the investment is now reported within Other assets—Other in the consolidated balance sheets. Nomura carries this investment at fair value through election of the fair value option. The majority of gains and losses associated with this investment have historically been reported within Revenue—Gain (loss) on private equity investments in the consolidated statements of income. However, following the listing, such amounts are now reported within Revenue—Other in the consolidated statements of income. As a result of Ashikaga Holdings listing in the First Section of the Tokyo Stock Exchange, those changes are attributable to the shift from our Investment Banking business to a corporate-wide perspective in enhancing the corporate value of the share ownership.

Private equity business in Europe

In Europe, Nomura’s private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Nomura contributed its European private equity investments to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore Nomura had accounted for these investments at fair value, with changes in fair value recognized through the consolidated statements of income.

In December 2012, Nomura completed the sale of Annington Holdings plc, one of PFG investments, to a private equity firm, Terra Firma. As a result, the fair value of the Terra Firma Investments fell from ¥102,649 million as of March 31, 2012 to ¥nil as of March 31, 2013.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥274 billion private equity fund (“TFCP II”) and a 2% investor in a ¥731 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Nomura’s total commitment for TFCP II was originally ¥27,445 million and reduced to ¥51 million as a result of adjustments for recyclable distributions. As of March 31, 2014, no amount had been drawn down for investments.

For TFCP III, Nomura’s total commitment was ¥13,854 million and ¥13,536 million had been drawn down for investments as of March 31, 2014.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

Other Investments

Nomura also makes private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

5. Investment company accounting

Certain subsidiaries are investment companies pursuant to the provisions of ASC 946 “Financial Services—Investment Companies” (“ASC 946”) and therefore carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The following table summarizes the aggregate fair value and the cost of investments held by all investment company subsidiaries within Nomura and for which investment company accounting has been retained in these consolidated financial statements.

	Millions of yen
	March 31
	2013	2014
Closing cost(1)	¥24,393	¥28,394
Gross unrealized appreciation	11,711	9,216
Gross unrealized depreciation	(7,277)	(5,047)

Closing fair value	¥28,827	¥32,563

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

The following table summarizes performance of the investments held by investment company subsidiaries during the years ended March 31, 2013 and 2014.

	Millions of yen
	March 31
	2013	2014
Opening fair value	¥132,320	¥28,827
Purchase / (sales) of investees during the period(1)	(127,396)	56
Realized gains / (losses) during the period(2)	19,181	925
Change in unrealized gains / (losses) during the period(3)	4,722	2,755

Closing fair value	¥28,827	¥32,563

(1)	Acquisition cost of new investees and additional investments or sales proceeds of investees disposed of during the period.
(2)	Realized gains and losses are calculated as the difference between sales proceeds and the carrying values.
(3)	Includes the effect of foreign exchange movements.
6. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, and other secured borrowings mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements. These transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparty and in certain jurisdictions, Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions which are not documented under a master netting agreement. Similarly, even when these transactions are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that the close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, Nomura is permitted to use the securities received to enter into repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

The following tables present information about offsetting of these transactions in the consolidated balance sheets, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen
	March 31, 2013
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥22,183	¥6,064	¥26,332	¥2,462
Less: Amounts offset in the consolidated balance sheets(2)	(13,888)	(256)	(13,888)	(256)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥8,295	¥5,808	¥12,444	¥2,206

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(6,588)	(3,889)	(10,201)	(1,935)
Cash collateral	(1)	—	(0)	—

Net amount	¥1,706	¥1,919	¥2,243	¥271

	Billions of yen
	March 31, 2014
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥20,244	¥7,729	¥24,564	¥2,602
Less: Amounts offset in the consolidated balance sheets(2)	(10,626)	(5)	(10,626)	(5)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥9,618	¥7,724	¥13,938	¥2,597

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(7,930)	(5,725)	(9,867)	(2,235)
Cash collateral	(0)	—	(0)	—

Net amount	¥1,688	¥1,999	¥4,071	¥362

(1)	Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option and amounts carried at amortized cost. As of March 31, 2013, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,617 billion and ¥2,083 billion, respectively. As of March 31, 2013, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,679 billion and ¥143 billion, respectively. As of March 31, 2014, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,278 billion and ¥3,918 billion, respectively. As of March 31, 2014, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,751 billion and ¥137 billion, respectively.
(2)	Represents amounts offset through counterparty netting under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option and amounts carried at amortized cost.
(3)	Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.
(4)	Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows.

	Billions of yen
	March 31
	2013	2014
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥35,281	¥35,530
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	28,488	28,959

Nomura pledges firm-owned securities to collateralize repurchase transactions and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the tables below.

	Millions of yen
	March 31
	2013	2014
Trading assets:
Equities and convertible securities	¥86,108	¥174,753
Government and government agency securities	1,314,277	991,430
Bank and corporate debt securities	161,233	150,183
Commercial mortgage-backed securities (“CMBS”)	33,723	35,671
Residential mortgage-backed securities (“RMBS”)	1,674,898	1,141,726
Collateralized debt obligations (“CDOs”) and other(1)	84,065	82,237
Investment trust funds and other	16,335	18,503

	¥3,370,639	¥2,594,503

Deposits with stock exchanges and other segregated cash	4,110	4,630
Non-trading debt securities	¥49,811	¥42,087
Investments in and advances to affiliated companies	¥37,636	¥28,642

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

Assets subject to lien, except for those disclosed above, are as follows.

	Millions of yen
	March 31
	2013	2014
Loans and receivables	¥706	¥141
Trading assets	1,208,753	1,293,036
Office buildings, land, equipment and facilities	955	5,236
Non-trading debt securities	315,781	370,239
Other	83	78

	¥1,526,278	¥1,668,730

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and trading balances of secured borrowings, and derivative transactions. See Note 13 “Borrowings” for further information regarding trading balances of secured borrowings.

7. Non-trading securities:

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2013 and 2014.

	Millions of yen
	March 31, 2013
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities(1)	¥177,374	¥5,294	¥126	¥182,542
Other debt securities(2)	54,032	726	86	54,672
Equity securities	39,997	12,923	109	52,811

Total	¥271,403	¥18,943	¥321	¥290,025

	Millions of yen
	March 31, 2014
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities(1)	¥138,973	¥842	¥86	¥139,729
Other debt securities(2)	129,311	6,851	91	136,071
Equity securities	38,157	14,508	43	52,622

Total	¥306,441	¥22,201	¥220	¥328,422

(1)	Primarily Japanese government, agency and municipal securities.
(2)	Primarily corporate debt securities.

For the year ended March 31, 2013, non-trading securities of ¥525,965 million were disposed of resulting in ¥12,050 million of realized gains and ¥1,134 million of realized losses. Total proceeds received from these disposals were ¥536,881 million. For the year ended March 31, 2014, non-trading securities of ¥138,231 million were disposed of resulting in ¥4,405 million of realized gains and ¥81 million of realized losses. Total proceeds received from these disposals were ¥142,554 million. Related gains and losses were computed using the average method. There were no transfers of non-trading securities to trading assets during the year.

The following table presents an analysis of the fair value of non-trading debt securities by residual contractual maturity as of March 31, 2014. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	March 31, 2014
		Years to maturity
	Total	Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥275,800	¥30,507	¥115,757	¥98,323	¥31,213

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2013 and 2014.

	Millions of yen
	March 31, 2013
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥56,400	¥80	¥2,903	¥46	¥59,303	¥126
Other debt securities	10,404	86	—	—	10,404	86
Equity securities	1,517	109	—	—	1,517	109

Total	¥68,321	¥275	¥2,903	¥46	¥71,224	¥321

	Millions of yen
	March 31, 2014
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥54,007	¥82	¥2,294	¥4	¥56,301	¥86
Other debt securities	8,106	91	—	—	8,106	91
Equity securities	498	43	—	—	498	43

Total	¥62,611	¥216	¥2,294	¥4	¥64,905	¥220

As of March 31, 2013, the total number of non-trading securities in unrealized loss positions was approximately 80. As of March 31, 2014, the total number of non-trading securities in unrealized loss positions was approximately 60.

For the years ended March 31, 2013 and 2014, other-than-temporary impairment losses recognized for non- trading equity securities and reported within Revenue—Other were ¥4,900 million and ¥79 million, respectively. For the year ended March 31, 2013, the credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities was not significant. For the year ended March 31, 2014 the credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities was ¥25 million. For the year ended March 31, 2013 and March 31, 2014, the non-credit loss component of other-than-temporary impairment losses recognized for Government, agency and municipal securities and other debt securities and reported within Other comprehensive income (loss) were ¥7 million and ¥(55) million. For the year ended March 31, 2014, other gross unrealized losses of non-trading securities were considered temporary.

8. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue-Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2013 and 2014, Nomura received cash proceeds from SPEs in new securitizations of ¥407 billion and ¥365 billion, respectively, and there was no associated profit on sale. For the years ended March 31, 2013 and 2014, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,783 billion and ¥1,423 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥951 billion and ¥830 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥4,109 billion and ¥5,035 billion as of March 31, 2013 and 2014, respectively. Nomura’s retained interests were ¥300 billion and ¥215 billion as of March 31, 2013 and 2014, respectively. For the years ended March 31, 2013 and 2014, Nomura received cash flows of ¥26 billion and ¥40 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements and written credit default swap agreements in the amount of ¥18 billion and ¥4 billion as of March 31, 2013 and 2014, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥296	¥—	¥296	¥296	¥—
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	2	2	4	2	2

Total	¥—	¥298	¥2	¥300	¥298	¥2

	Billions of yen
	March 31, 2014
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥195	¥—	¥195	¥195	¥—
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	19	1	20	1	19

Total	¥—	¥214	¥1	¥215	¥196	¥19

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interests held(1) as of March 31
	2013	2014
Fair value of retained interests(1)	¥288	¥201
Weighted-average life (Years)	6.0	7.5
Constant prepayment rate	10.1%	6.2%
Impact of 10% adverse change	(2.6)	(2.3)
Impact of 20% adverse change	(5.0)	(4.0)
Discount rate	3.6%	5.3%
Impact of 10% adverse change	(4.2)	(1.5)
Impact of 20% adverse change	(8.2)	(2.6)

(1)	The sensitivity analysis covers the material retained interests held of ¥288 billion out of ¥300 billion as of March 31, 2013 and ¥201 billion out of ¥215 billion as of March 31, 2014. Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2013	2014
Assets
Trading assets
Equities	¥72	¥99
Debt securities	86	64
Mortgage and mortgage-backed securities	24	23
Long-term loans receivable	8	7

Total	¥190	¥193

Liabilities
Long-term borrowings	¥177	¥182

Variable Interest Entities (“VIEs”)

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If Nomura has an interest in a VIE that provides Nomura with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The power to make the most significant decisions may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura considers collateral management and servicing to represent the power to make the most significant decisions. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as re-securitizations of mortgage backed securities and other asset repackaged notes, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the trust. In these cases, Nomura focuses its analysis on decisions made prior to the closing of the initial transaction. If one or a number of investors share responsibility for the design of the transaction, Nomura does not consolidate the VIE. Nomura has sponsored numerous re-securitization and asset repackaged notes transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant activities of these entities are shared with investors. In some cases, however, Nomura has consolidated such VIEs, in each case where it was determined that investors did not share in the responsibility for the design of the transactions, as evidenced by less than significant purchases of the resulting securities by investors upon initiation.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2013	2014
Consolidated VIE assets
Cash and cash equivalents	¥13	¥18
Trading assets
Equities	353	289
Debt securities	200	393
Mortgage and mortgage-backed securities	138	66
Derivatives	3	2
Private equity investments	1	1
Securities purchased under agreements to resell	12	32
Office buildings, land, equipment and facilities	17	12
Other(1)	64	70

Total	¥801	¥883

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥6	¥33
Derivatives	15	9
Securities sold under agreements to repurchase	4	23
Borrowings
Long-term borrowings	458	424
Other	7	4

Total	¥490	¥493

(1)	Includes aircraft purchase deposits of ¥16 billion and ¥5 billion as of March 31, 2013 and 2014, respectively. In relation to these aircraft purchase deposits, certain of these SPEs have commitments to purchase aircraft. See Note 23 “Commitments, contingencies and guarantees” for further information.

Nomura continuously reassesses its initial evaluation of whether it is the primary beneficiary of a VIE based on current facts and circumstances as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by Nomura and by other parties, and the variable interests owned by Nomura and other parties.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2013
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥65	¥—	¥65
Debt securities	173	—	173
Mortgage and mortgage-backed securities	2,843	—	2,843
Investment trust funds and other	161	—	161
Derivatives	0	—	18
Private equity investments	28	—	28
Loans
Short-term loans	7	—	7
Long-term loans	82	—	82
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	33

Total	¥3,363	¥—	¥3,414

	Billions of yen
	March 31, 2014
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥67	¥—	¥67
Debt securities	211	—	211
Mortgage and mortgage-backed securities	2,308	—	2,308
Investment trust funds and other	185	—	185
Derivatives	0	—	4
Private equity investments	25	—	25
Loans
Short-term loans	11	—	11
Long-term loans	164	—	164
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	49

Total	¥2,975	¥—	¥3,028

9. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loans and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. No allowance for credit losses is generally recognized against these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured and unsecured loans extended by licensed banking entities within Nomura such as The Nomura Trust & Banking Co., Ltd. and Nomura Bank International plc. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with securities brokerage business. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily commercial loans provided to corporate clients extended by non-licensed banking entities within Nomura. Corporate loans include loans secured by real estate or securities, as well as unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2013
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥263,608	¥153	¥263,761
Short-term secured margin loans	288,574	—	288,574
Inter-bank money market loans	76,968	—	76,968
Corporate loans	422,295	523,896	946,191

Total loans receivable	¥1,051,445	¥524,049	¥1,575,494

Advances to affiliated companies	12,376	—	12,376

Total	¥1,063,821	¥524,049	¥1,587,870

	Millions of yen
	March 31, 2014
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥274,966	¥44	¥275,010
Short-term secured margin loans	421,809	—	421,809
Inter-bank money market loans	42,885	—	42,885
Corporate loans	284,259	303,912	588,171

Total loans receivable	¥1,023,919	¥303,956	¥1,327,875

Advances to affiliated companies	5,797	—	5,797

Total	¥1,029,716	¥303,956	¥1,333,672

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases or sales of loans receivable and no reclassifications of loans receivable to trading assets during the year ended March 31, 2013.

The amount of purchases of secured corporate loans during the year ended March 31, 2014, was ¥92,760 million. During the same period, there were no significant sales of loans receivable and no reclassifications of loans receivable to trading assets.

Allowance for loan losses

Management establishes an allowance for loan losses for loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is reported in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the allowance for losses for the years ended March 31, 2013 and 2014.

	Millions of yen
	Year ended March 31, 2013
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥552	¥24	¥—	¥2,758	¥51	¥3,385	¥1,503	¥4,888
Provision for losses	238	13	—	(2,630)	(22)	(2,401)	(13)	(2,414)
Charge-offs	(1)	(11)	—	(26)	—	(38)	—	(38)
Other(1)	—	0	—	(7)	—	(7)	(171)	(178)

Ending balance	¥789	¥26	¥—	¥95	¥29	¥939	¥1,319	¥2,258

	Millions of yen
	Year ended March 31, 2014
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥789	¥26	¥—	¥95	¥29	¥939	¥1,319	¥2,258
Provision for losses	(109)	61	—	(13)	(28)	(89)	960	871
Charge-offs	(2)	—	—	—	—	(2)	(146)	(148)
Other(1)	(0)	—	—	0	—	0	28	28

Ending balance	¥678	¥87	¥—	¥82	¥1	¥848	¥2,161	¥3,009

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2013 and 2014.

	Millions of yen
	March 31, 2013
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥6	¥—	¥—	¥7	¥—	¥13
Evaluated collectively	783	26	—	88	29	926

Total allowance for loan losses	¥789	¥26	¥—	¥95	¥29	¥939

Loans by impairment methodology
Evaluated individually	¥76	¥83,399	¥76,968	¥412,675	¥5,595	¥578,713
Evaluated collectively	263,532	205,175	—	9,620	6,781	485,108

Total loans	¥263,608	¥288,574	¥76,968	¥422,295	¥12,376	¥1,063,821

	Millions of yen
	March 31, 2014
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥3	¥—	¥—	¥7	¥—	¥10
Evaluated collectively	675	87	—	75	1	838

Total allowance for loan losses	¥678	¥87	¥—	¥82	¥1	¥848

Loans by impairment methodology
Evaluated individually	¥4,374	¥103,345	¥42,885	¥275,753	¥882	¥427,239
Evaluated collectively	270,592	318,464	—	8,506	4,915	602,477

Total loans	¥274,966	¥421,809	¥42,885	¥284,259	¥5,797	¥1,029,716

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2013, there were ¥5,855 million of loans which were on a nonaccrual status, primarily secured corporate loans. The amount of loans which were 90 days past due was not significant.

As of March 31, 2014, there were ¥6,022 million of loans which were on a nonaccrual status, primarily secured corporate loans. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance recognized in the allowance for loan losses. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

As of March 31, 2013 and 2014, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

The amount of TDRs which occurred during the years ended March 31, 2013 and 2014 was not significant.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal credit rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of borrower’s creditworthiness. Loans considered as collateralized transactions are not subject to an internal credit rating process as Nomura monitors the value of posted collateral closely and understands means to prevent potential losses.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2013 and 2014.

	Millions of yen
	March 31, 2013
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥105,199	¥30,826	¥—	¥33,208	¥169,233
Unsecured loans at banks	93,266	1,103	6	—	94,375
Short-term secured margin loans	—	—	—	288,574	288,574
Secured inter-bank money market loans	1,968	—	—	—	1,968
Unsecured inter-bank money market loans	75,000	—	—	—	75,000
Secured corporate loans	220,189	164,205	7,969	3,570	395,933
Unsecured corporate loans	—	26,362	—	—	26,362
Advances to affiliated companies	6,781	527	—	5,068	12,376

Total	¥502,403	¥223,023	¥7,975	¥330,420	¥1,063,821

	Millions of yen
	March 31, 2014
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥98,356	¥33,669	¥—	¥34,740	¥166,765
Unsecured loans at banks	108,199	—	2	—	108,201
Short-term secured margin loans	—	—	—	421,809	421,809
Secured inter-bank money market loans	12,885	—	—	—	12,885
Unsecured inter-bank money market loans	30,000	—	—	—	30,000
Secured corporate loans	136,302	107,141	5,719	1,938	251,100
Unsecured corporate loans	3,395	26,902	—	2,862	33,159
Advances to affiliated companies	4,915	594	—	288	5,797

Total	¥394,052	¥168,306	¥5,721	¥461,637	¥1,029,716

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of counterparty will trigger an immediate credit review process.

10. Leases:

Lessor

Nomura leases office buildings and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

A portion of such rentals is paid from Nomura Research Institute, Ltd. (“NRI”), an affiliated company. See Note 22 “Affiliated companies and other equity-method investees” for more information.

The following table presents the lease deposits and rents received from NRI.

	Millions of yen
	As of or for the year ended March 31
	2013	2014
Lease deposits	¥—	¥—
Rental income	4,272	—

The following table presents the types of assets which Nomura leases under operating leases.

	Millions of yen
	March 31, 2014
	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,447	¥(1,334)	¥2,113
Aircraft	8,269	(954)	7,315

Total	¥11,716	¥(2,288)	¥9,428

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate space utilized by Nomura.

Nomura recognized rental income of ¥78,667 million and ¥1,579 million for the years ended March 31, 2013 and 2014, respectively in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on noncancelable operating leases as of March 31, 2014 was ¥5,449 million and this future minimum lease payments to be received are scheduled as below:

	Millions of yen
		Years of receipt
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥5,449	¥887	¥814	¥813	¥489	¥486	¥1,960

Lessee

Nomura leases its office spaces, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancelable operating lease agreements which are customarily renewed upon expiration.

Nomura also leases certain equipment and facilities in Japan and overseas under non-cancelable operating lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2013 and 2014 were ¥46,975 million and ¥46,600 million, respectively.

The following table presents the future minimum lease payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2014:

Millions of yen
March 31
2014
Total minimum lease payments	¥149,942
Less: Sublease rental income	(8,424)

Net minimum lease payments	¥141,518

The future minimum lease payments above are scheduled as below as of March 31, 2014:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥149,942	¥18,310	¥16,461	¥12,456	¥11,707	¥10,931	¥80,077

Nomura leases certain equipments and facilities office in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes the real estate at the lower of its fair value or present value of minimum lease payments, which is reported within Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The amounts of capital lease assets as of March 31, 2013 and 2014 were ¥27,624 million and ¥33,294 million, respectively and accumulated depreciations on such capital lease assets as of March 31, 2013 and 2014 were ¥3,454 million and ¥4,579 million, respectively.

The following table presents the future minimum lease payments under capital leases as of March 31, 2014:

Millions of yen
March 31
2014
Total minimum lease payments	¥64,100
Less: Amount representing interest	(34,131)

Present value of net lease payments	¥29,969

The future minimum lease payments above are scheduled as below as of March 31, 2014:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥64,100	¥509	¥3,585	¥4,193	¥4,121	¥3,994	¥47,698

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

11. Business combinations:

During the year ended March 31, 2012, Nomura acquired additional shares of common stock issued by one of its affiliated companies, Nomura Land and Building Co., Ltd. (“NLB”), converting NLB into a consolidated subsidiary of Nomura.

Revenue—Other in the consolidated statements of income for the year ended March 31, 2013 include real estate sales of ¥336,858 million generated by Nomura Real Estate Holdings Inc. (“NREH”) which was a subsidiary of NLB. Revenues are recognized when the sales have closed, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the real estate and Nomura does not have substantial continuing involvement in the real estate. The costs of real estate sales corresponding to the revenues were ¥306,570 million reported within Non-interest expenses—Other in the consolidated statements of income.

Nomura disposed of part of its investment in NREH in March 2013 and subsequently accounts for its remaining investment using the equity method of accounting. Following deconsolidation of NREH, real estate sales and costs of real estate will no longer be separately reported on a gross basis in the consolidated statements of income within Revenue—Other and Non-interest expenses—Other, respectively and Nomura’s share of net income of NREH will be reported within Revenue—Other. See Note 22 “Affiliated companies and other equity-method investees” for further information regarding NREH.

12. Other assets—Other / Other liabilities:

The following table presents Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31
	2013	2014
Other assets—Other:
Securities received as collateral	¥47,739	¥236,808
Goodwill and other intangible assets	115,661	115,143
Deferred tax assets	145,602	22,018
Investments in equity securities for other than operating purposes(1)	71,813	133,742
Other	221,344	276,463

Total	¥602,159	¥784,174

Other liabilities:
Obligation to return securities received as collateral	¥47,739	¥236,808
Accrued income taxes	56,353	31,630
Other accrued expenses and provisions	402,192	396,677
Other(2)	471,879	476,635

Total	¥978,163	¥1,141,750

(1)	Includes marketable and non-marketable equity securities held for other than trading or operating purposes.

These investments were comprised of listed equity securities and unlisted equity securities of ¥50,930 million and ¥20,883 million respectively, as of March 31, 2013, and ¥114,582 million and ¥19,160 million respectively, as of March 31, 2014. These securities are carried at fair value, with changes in fair value recognized within Revenue—other in the consolidated statements of income.

(2)	Includes liabilities relating to investment contracts underwritten by Nomura’s insurance subsidiary. As of March 31, 2013 and 2014, carrying values were ¥281,864 million and ¥270,950 million, respectively, and estimated fair values were ¥285,914 million and ¥274,991 million, respectively. Fair value was estimated using DCF valuation technique and using valuation inputs which would be generally classified in Level 3 of the fair value hierarchy.

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate there may be impairment.

The following table presents changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other for the years ended March 31, 2013 and 2014.

	Millions of yen
	Year ended March 31, 2013
	Beginning of year			Changes during year		End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Impairment(1)	Other(2)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥69,846	¥(1,128)	¥68,718	¥(8,293)	¥7,793	¥79,249	¥(11,031)	¥68,218
Other	5,316	—	5,316	—	708	6,024	—	6,024

Total	¥75,162	¥(1,128)	¥74,034	¥(8,293)	¥8,501	¥85,273	¥(11,031)	¥74,242

	Millions of yen
	Year ended March 31, 2014
	Beginning of year			Changes during year		End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Impairment(1)	Other(2)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥79,249	¥(11,031)	¥68,218	¥—	¥5,916	¥85,951	¥(11,817)	¥74,134
Other	6,024	—	6,024	(2,840)	419	6,549	(2,946)	3,603

Total	¥85,273	¥(11,031)	¥74,242	¥(2,840)	¥6,335	¥92,500	¥(14,763)	¥77,737

(1)	For the year ended March 31, 2013, Nomura recognized an impairment loss on goodwill of ¥8,293 million within the Wholesale segment. This is due to a decline in fair value of a reporting unit in the Wholesale segment caused by the prolonged economic downturn. For the year ended March 31, 2014, Nomura recognized a impairment loss on goodwill of ¥2,840 million within Other in Nomura’s segment information. This is due to a decline in fair value of a reporting unit caused by the decrease in expected cash flows arising from the changes in the economic environment. These impairment losses were recorded within Non-interest expenses—Other in the consolidated statements of income. The fair values were determined based on a DCF method.
(2)	Includes currency translation adjustments.

The following table presents finite-lived intangible assets by type as of March 31, 2013 and 2014.

	Millions of yen
	March 31, 2013			March 31, 2014
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥62,586	¥(30,187)	¥32,399	¥64,214	¥(35,641)	¥28,573
Other	644	(180)	464	690	(237)	453

Total	¥63,230	¥(30,367)	¥32,863	¥64,904	¥(35,878)	¥29,026

Amortization expenses for the years ended March 31, 2012, 2013 and 2014 were ¥19,129 million, ¥9,976 million and ¥5,423 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2015	¥5,375
2016	4,856
2017	4,550
2018	4,474
2019	3,342

The amounts of indefinite-lived intangibles, which primarily including trademarks, were ¥8,556 million and ¥8,380 million as of March 31, 2013 and 2014, respectively.

13. Borrowings:

Short-term and long-term borrowings of Nomura as of March 31, 2013 and 2014 are shown below.

	Millions of yen
	March 31
	2013	2014
Short-term borrowings(1):
Commercial paper	¥296,656	¥246,866
Bank borrowings	344,983	303,583
Other	96,806	51,682

Total	¥738,445	¥602,131

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥2,631,019	¥2,787,729
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	1,303,757	1,432,388
Non-Japanese yen denominated	1,079,275	1,340,495
Floating-rate obligations:
Japanese yen denominated	390,261	324,279
Non-Japanese yen denominated	69,286	85,805
Index / Equity-linked obligations:
Japanese yen denominated	1,296,966	1,367,051
Non-Japanese yen denominated	644,414	707,754

	4,783,959	5,257,772

Subtotal	7,414,978	8,045,501

Trading balances of secured borrowings	177,390	181,562

Total	¥7,592,368	¥8,227,063

(1)	Includes secured borrowings of ¥13,779 million as of March 31, 2013 and ¥10,715 million as of March 31, 2014.
(2)	Includes secured borrowings of ¥3,039 million as of March 31, 2013 and ¥139,270 million as of March 31, 2014.
(3)	Includes secured borrowings of ¥458,342 million as of March 31, 2013 and ¥423,994 million as of March 31, 2014.

Trading balances of secured borrowings

These are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These borrowings are part of Nomura’s trading activities intended to generate profits from the distribution of financial products secured by those financial assets.

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2013	2014
Debt issued by the Company	¥3,509,117	¥3,823,410
Debt issued by subsidiaries—guaranteed by the Company	2,207,268	2,372,412
Debt issued by subsidiaries—not guaranteed by the Company(1)	1,875,983	2,031,241

Total	¥7,592,368	¥8,227,063

(1)	Includes trading balances of secured borrowings.

As of March 31, 2013, fixed-rate long-term borrowings mature between 2013 and 2042 at interest rates ranging from 0.00% to 11.00%. Floating-rate obligations, which are generally based on LIBOR, mature between 2013 and 2052 at interest rates ranging from 0.00% to 5.29%. Index / Equity-linked obligations mature between 2013 and 2043 at interest rates ranging from 0.00% to 42.50%.

As of March 31, 2014, fixed-rate long-term borrowings mature between 2014 and 2043 at interest rates ranging from 0.00% to 12.66%. Floating-rate obligations, which are generally based on LIBOR, mature between 2014 and 2052 at interest rates ranging from 0.00% to 6.18%. Index / Equity-linked obligations mature between 2014 and 2044 at interest rates ranging from 0.00% to 28.50%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest rates and foreign exchange rates. Principally, debt securities and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2013 and 2014.

	March 31
	2013	2014
Short-term borrowings	0.61%	0.40%
Long-term borrowings	1.71%	1.69%
Fixed-rate obligations	2.39%	2.34%
Floating-rate obligations	0.91%	0.86%
Index / Equity-linked obligations	1.72%	1.72%

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2014:

Year ending March 31	Millions of yen
2015	¥1,435,789
2016	1,123,769
2017	894,524
2018	847,564
2019	1,015,285
2020 and thereafter	2,728,570

Subtotal	8,045,501

Trading balances of secured borrowings	181,562

Total	¥8,227,063

Borrowing facilities

As of March 31, 2013 and 2014, Nomura had unutilized borrowing facilities of ¥77,935 million and ¥65,000 million, respectively. The terms for these unutilized borrowing facilities do not significantly differ from existing borrowings. Nomura has structured facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. These facilities are subject to customary lending conditions and covenants.

Subordinated borrowings

As of March 31, 2013 and 2014, subordinated borrowings were ¥562,137 million and ¥509,210 million, respectively

14. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of income. Basic EPS is calculated by dividing net income attributable to NHI shareholders by the weighted average number of common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of common shares is adjusted to reflect all dilutive instruments where potential common shares are deliverable during the year. In addition, net income attributable to NHI shareholders is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by subsidiaries and affiliates.

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2013	2014
Basic—
Net income attributable to NHI shareholders	¥107,234	¥213,591

Weighted average number of shares outstanding	3,692,795,953	3,709,830,989

Net income attributable to NHI shareholders per share	¥29.04	¥57.57

Diluted—
Net income attributable to NHI shareholders	¥107,181	¥213,561

Weighted average number of shares outstanding	3,777,360,671	3,826,496,369

Net income attributable to NHI shareholders per share	¥28.37	¥55.81

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2013 and 2014 arising from options to purchase common shares issued by subsidiaries and affiliates. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of common shares arising from stock-based compensation plans by the Company, which would have minimal impact on EPS for the years ended March 31, 2013 and 2014.

Antidilutive stock options to purchase 10,880,700 and 8,967,300 common shares were not included in the computation of diluted EPS for the years ended March 31, 2013 and 2014, respectively.

Subsequent Events

The Company conducted a share buyback from May 19, 2014 to May 30, 2014. See Note 20 “Shareholders’ equity” for further information.

On May 15, 2014, the Company adopted a resolution to issue SARs pursuant to the SAR awards. See Note 16 “Deferred compensation plans” for further information.

15. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain eligible employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (the “Japanese entities”) have contributory funded benefit pension plans for eligible employees. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on the combination of years of service, age at retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason for retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan account, which is computed based on compensation of the participants, adjusted for changes in Japanese government bond rates. This plan amendment contributed to a reduction in the benefit obligations of the subsidiaries.

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for pension benefits for these plans amounting to ¥9,067 million and ¥10,441 million as of March 31, 2013 and 2014, respectively.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans includes the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31
	2013	2014
Service cost	¥9,322	¥8,438
Interest cost	4,302	3,441
Expected return on plan assets	(4,072)	(4,971)
Amortization of net actuarial losses	3,630	2,767
Amortization of prior service cost	(1,545)	(1,149)

Net periodic benefit cost	¥11,637	¥8,526

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period (15 years) of active participants.

Benefit obligations and funded status

The following table presents a reconciliation of the changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status.

Japanese entities’ plans—

	Millions of yen
	As of or for the year ended March 31
	2013		2014
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥242,490		¥234,399
Service cost	9,322		8,438
Interest cost	4,302		3,441
Actuarial gain	14,874		(2,697)
Benefits paid	(9,805)		(9,708)
Acquisition, divestitures and other	(26,784	)(1)	12

Projected benefit obligation at end of year	¥234,399		¥233,885

Change in plan assets:
Fair value of plan assets at beginning of year	¥159,652		¥191,674
Actual return on plan assets	20,915		14,317
Employer contributions	31,083		23,278
Benefits paid	(8,362)		(8,396)
Acquisition and divestitures	(11,614	)(1)	—

Fair value of plan assets at end of year	¥191,674		¥220,873

Funded status at end of year	(42,725)		(13,012)

Amounts recognized in the consolidated balance sheets	¥(42,725)		¥(13,012)

(1)	Decreased mainly because of a deconsolidation during the period.

The accumulated benefit obligation (“ABO”) was ¥231,321 million and ¥233,885 million as of March 31, 2013 and 2014, respectively.

PBO, ABO, and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2013 and 2014 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen
	March 31
	2013	2014
Plans with ABO in excess of plan assets:
PBO	¥234,399	¥27,160
ABO	231,321	27,160
Fair value of plan assets	191,674	—
Plans with PBO in excess of plan assets:
PBO	¥234,399	¥27,160
ABO	231,321	27,160
Fair value of plan assets	191,674	—

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of as follows.

Japanese entities’ plans—

Millions of yen
For the year ended March 31, 2013
Net actuarial loss	¥48,028
Net prior service cost	(10,649)

Total	¥37,379

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Japanese entities’ plans—

Millions of yen
For the year ending March 31, 2015
Net actuarial loss	¥2,191
Net prior service cost	(1,165)

Total	¥1,026

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations at year end.

Japanese entities’ plans—

	March 31
	2013	2014
Discount rate	1.5%	1.4%
Rate of increase in compensation levels	2.5%	2.5%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year.

	Year ended March 31
	2013	2014
Discount rate	1.5%	1.4%
Rate of increase in compensation levels	2.5%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%

Generally, Nomura determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan assets

Plan assets are managed with an objective to generate sufficient long-term value in order to enable future pension payouts. While targeting a long-term rate of return on plan assets, Nomura aims to minimize short-term volatility by managing the portfolio through diversifying risk. Based on this portfolio policy, the plan assets are invested diversely.

The plan assets of domestic plans target to invest 17% in equities (including private equity), 45% in debt securities, 20% in life insurance company general accounts, and 18% in other investments. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in prerequisites for the portfolio.

The following tables present information about the fair value of plan assets as of March 31, 2013 and March 31 2014 within the fair value hierarchy.

For details of the levels of inputs used to measure the fair value of plan assets, see Note 2 “Fair value measurements”.

Japanese entities’ plans—

	Millions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Balance as of March 31, 2013
Pension plan assets:
Equities	¥30,568	¥—	¥—	¥30,568
Private equity	—	—	12,323	12,323
Japanese government securities	74,243	—	—	74,243
Bank and corporate debt securities	—	3,667	—	3,667
Investment trust funds and other(1)	—	19,586	15,035	34,621
Life insurance company general accounts	—	26,448	—	26,448
Other assets	—	9,804	—	9,804

Total	¥104,811	¥59,505	¥27,358	¥191,674

	Millions of yen
	March 31, 2014
	Level 1	Level 2	Level 3	Balance as of March 31, 2014
Pension plan assets:
Equities	¥26,730	¥—	¥—	¥26,730
Private equity	—	—	12,235	12,235
Japanese government securities	62,088	—	—	62,088
Bank and corporate debt securities	1,842	2,312	—	4,154
Investment trust funds and other(1)	—	19,383	11,820	31,203
Life insurance company general accounts	—	42,735	—	42,735
Other assets	—	41,728	—	41,728

Total	¥90,660	¥106,158	¥24,055	¥220,873

(1)	Includes hedge funds and real estate funds.

The fair value of the non-Japan plan assets as of March 31, 2013 was ¥21 million, ¥25,296 million and ¥6,906 million for Level 1, Level 2 and Level 3, respectively. The fair value of the non-Japan plan assets as of March 31, 2014 was ¥107 million, ¥32,953 million and ¥6,535 million for Level 1, Level 2 and Level 3, respectively.

Level 1 plan assets primarily include equity securities and government securities. Unadjusted quoted prices in active markets for identical assets that Nomura has the ability to access at the measurement date are classified as Level 1. Level 2 plan assets primarily include investment trust funds, corporate debt securities and investments in life insurance company’s general accounts. Investment trust funds are valued at their net asset values as calculated by the sponsor of the funds. Investments in life insurance company’s general accounts are valued at conversion value.

The following tables present information about the plan assets for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31, 2013			Balance as of March 31, 2013
	Balance as of April 1, 2012	Unrealized and realized gains / loss	Purchases / sales and other settlement
Private equity	¥9,802	¥2,479	¥42	¥12,323
Investment trust funds and other	12,434	1,131	1,470	15,035

Total	¥22,236	¥3,610	¥1,512	¥27,358

	Millions of yen
	Year ended March 31, 2014			Balance as of March 31, 2014
	Balance as of April 1, 2013	Unrealized and realized gains / loss	Purchases / sales and other settlement
Private equity	¥12,323	¥1,550	¥(1,638)	¥12,235
Investment trust funds and other	15,035	33	(3,248)	11,820

Total	¥27,358	¥1,583	¥(4,886)	¥24,055

The fair value of Level 3 non-Japan plan assets, consisting of real estate funds and annuities, was ¥6,906 million and ¥6,535 million as of March 31, 2013 and 2014, respectively. The amount of sales of Level 3 assets was ¥2,185 million during the year ended March 31, 2014. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2013 and 2014 were not significant.

Cash Flows

Nomura expects to contribute approximately ¥7,455 million to Japanese entities’ plans in the year ending March 31, 2015 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows.

Japanese entities’ plans—

Year ending March 31	Millions of yen
2015	¥10,277
2016	10,804
2017	11,391
2018	11,724
2019	12,037
2020-2024	57,548

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,600 million and ¥3,425 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2013 and 2014, respectively.

The contributions to overseas defined contribution pension plans were ¥7,448 million and ¥8,667 million for the years ended March 31, 2013 and 2014, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥7,434 million and ¥6,834 million for the years ended March 31, 2013 and 2014, respectively.

16. Deferred compensation plans:

Nomura issues compensation awards to senior management and other employees, certain of which are linked to the Company’s share price, in order to retain and motivate key staff.

These stock-based compensation awards comprise Plan A and Plan B Stock Acquisition Rights (“SARs”), Notional Stock Units (“NSUs”), Collared Notional Stock Units (“CSUs”) and Multi-Year Performance Deferral Awards (“MYPD awards”). SAR Plan A awards are effectively awards of stock options while SAR Plan B awards, NSUs and CSUs are analogous to awards of restricted stock. MYPD awards are performance-based incentive awards for senior management linked to the profitability of Nomura. The Company also issues other deferred compensation awards, namely Notional Index Units (“NIUs”) which are linked to world stock index quoted by Morgan Stanley Capital International.

Certain new deferred awards granted since May 2013 include “Full Career Retirement” provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

SAR Plan A awards

The Company issues SAR Plan A awards over the Company’s common stock pursuant to several stock option plans which vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to forfeiture on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on grant date.

The fair value of these stock options as of grant date is estimated using a Black-Scholes option-pricing model and using the following assumptions:

•	Expected volatilities based on historical volatility of the Company’s common stock;

•	Expected dividend yield based on the current dividend rate at the time of grant;

•	Expected lives of the awards determined based on historical experience; and

•	The risk-free interest rate-estimate based on yen swap rate with a maturity equal to the expected lives of options.

The weighted-average grant date fair values of options granted during the years ended March 31, 2013 and 2014 were ¥78 and ¥272 per share, respectively. The weighted-average assumptions used in each of the years were as follows:

	Year ended March 31
	2013	2014
Expected volatility	43.11%	45.97%
Expected dividends yield	2.12%	1.00%
Expected lives (in years)	7	7
Risk-free interest rate	0.45%	0.51%

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2014:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2013	16,545,500	¥848	3.8
Granted	2,711,000	838
Exercised	(1,537,700)	410
Forfeited	(32,300)	416
Expired	(1,727,000)	1,741

Outstanding as of March 31, 2014	15,959,500	¥791	3.8

Exercisable as of March 31, 2014	10,414,600	¥913	2.5

The total intrinsic value of SAR Plan A awards exercised during the years ended March 31, 2013 and 2014 were ¥2 million and ¥591 million, respectively.

The aggregate intrinsic values of SAR Plan A awards outstanding and exercisable as of March 31, 2014 were ¥2,170 million and ¥1,138 million, respectively.

As of March 31, 2014, there was ¥648 million of total unrecognized compensation cost related to SAR Plan A awards. The cost is expected to be recognized over a weighted average period of 1.5 years. The total fair values of awards vested during the years ended March 31, 2013 and 2014 were ¥0 million and ¥1,403 million, respectively

SAR Plan B awards

The Company issues SAR Plan B awards over the Company’s common stock pursuant to several stock unit plans which vest and become exercisable approximately from one to five years after the grant date, and expire approximately from six to ten years after the grant date. The exercise price is a nominal ¥1 per share.

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2014:

	Outstanding (number of shares)	Weighted-Average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2013	117,543,400	¥419	5.7
Granted	21,258,700	782
Exercised	(43,152,100)	477
Forfeited	(3,013,000)	437
Expired	(15,900)	2,471

Outstanding as of March 31, 2014	92,621,100	¥474	5.3

Exercisable as of March 31, 2014	15,553,400	¥587	3.5

The weighted-average grant date fair value per share for the years ended March 31, 2013 was ¥298.

The total intrinsic values of SAR Plan B awards exercised during the years ended March 31, 2013 and 2014 were ¥15,299 million and ¥33,951 million, respectively.

The aggregate intrinsic values of SAR Plan B awards outstanding and exercisable as of March 31, 2014 were ¥61,223 million and ¥10,247 million, respectively.

As of March 31, 2014, total unrecognized compensation cost relating to SAR Plan B awards was ¥7,084 million. The cost is expected to be recognized over a weighted average period of 2.0 years. The total fair values of awards vested during the years ended March 31, 2012, 2013 and 2014 were ¥3,868 million, ¥3,624 million and ¥34,943 million, respectively.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to SAR Plan A and SAR Plan B awards for the years ended March 31, 2013 and 2014 were ¥19,091 million and ¥19,458 million, respectively.

Cash received from the exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2014 was ¥674 million and the tax benefit realized from exercise of these awards was ¥1,243 million.

NSU and CSU awards

NSUs and CSUs are cash-settled awards linked to the price of the Company’s common stock which have graded vesting over three to five years from grant date. NSUs replicate the key features of SAR Plan B awards described above but are settled in cash rather than the Company’s common stock. CSUs are similar to NSUs but exposure of the employee to movements in the price of the Company’s common stock is subject to a cap and floor.

The fair value of NSUs and CSUs are determined using the price of the Company’s common stock.

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2014:

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2013	62,531,576	¥583		70,736,824	¥316
Granted	22,580,418	733	(1)	23,554,780	824	(1)
Vested	(30,653,904)	752	(2)	(41,108,841)	435	(2)
Forfeited	(2,762,879)			(2,484,835)

Outstanding as of March 31, 2014	51,695,211	¥652	(3)	50,697,928	¥429	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2014

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSUs and CSUs for the years ended March 31, 2013 and 2014 were ¥33,286 million and ¥37,396 million, respectively.

Total unrecognized compensation cost relating to NSU, based on the fair value of these awards as of March 31, 2014 was ¥4,858 million, which will be recognized through the consolidated statements of income over a remaining weighted-average period of 2.5 years. Total unrecognized compensation cost relating to CSU, based on the fair value of these awards as of March 31, 2014 was ¥6,089 million, which will be recognized through the consolidated statements of income over a remaining weighted-average period of 2.8 years.

The total fair value of shares relating to NSUs vested during the years ended March 31, 2013 and 2014 were ¥14,045 million and ¥23,066 million, respectively.

The total fair value of shares relating to CSUs vested during the years ended March 31, 2013 and 2014 were ¥10,959 million and ¥17,868 million, respectively.

MYPD awards

During the year ended March 2013, Nomura issued MYPD awards, which are new performance-based incentive awards for senior management and other senior employees. Under the terms of the award, employees are granted notional performance units which are linked to the profitability of Nomura and specific business segments over a cumulative two year performance period. At the end of the performance period, depending on the extent to which profitability targets are met, the notional performance units are converted into a pre-determined amount of SAR Plan B awards or NSUs.

The MYPD awards are classified as equity awards because these are expected to result in the issuance of SARs. Since these awards contain both performances and service conditions, total compensation cost is recognized over the requisite service period of the employee who receives the award, to the extent it is deemed probable that the performance condition will be met.

The following table presents activity relating to MYPD awards for the year ended March 31, 2014:

	Outstanding (number of shares)(1)	Weighted Average grant date fair value per share
Outstanding as of March 31, 2013	27,154,950	¥298
Forfeited	(1,388,700)	298

Outstanding as of March 31, 2014	25,766,250	¥298

(1)	Based on the probable number of SARs which will be issued on conversion of notional performance units at the end of the performance period.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to MYPD awards, based on the current estimate of the extent to which it is probable that the performance conditions within the awards will be met for the year ended March 31, 2013 and 2014 were ¥2,864 million and ¥1,633 million. As of March 31, 2014, total unrecognized compensation cost relating to MYPD awards was ¥3,186 million. This cost is expected to be recognized over a weighted average period of 2.6 years.

Total related tax benefits recognized in the consolidated statements of income for compensation expenses relating to SAR A plan awards, SAR B plan awards and MYPD for the years ended March 31, 2013 and 2014 were ¥1,081 million and ¥1,992 million, respectively. The dilutive effect of outstanding compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations.

NIU awards

In addition to the stock-based compensation awards described above, Nomura also grants NIUs to certain senior management and employees. NIUs are cash-settled awards linked to a world stock index quoted by Morgan Stanley Capital International which have graded vesting over three to five years from the grant date.

The fair value of NIUs is determined using the price of the index.

The following table presents activity relating to NIUs for the year ended March 31, 2014:

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2013	49,760,941	$3,674
Granted	25,208,515	3,841	(2)
Vested	(35,713,017)	4,097	(3)
Forfeited	(2,153,860)

Outstanding as of March 31, 2014	37,102,579	$4,354	(4)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine number of awards granted.
(3)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(4)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2014.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIUs for the year ended March 31, 2013 and March 31, 2014 were ¥8,266 million and ¥15,388 million respectively. Total unrecognized compensation cost, based on the fair value of these awards as of March 31, 2014 was ¥4,130 million which will be recognized through the consolidated statements of income over a remaining weighted-average period of 2.7 years.

The total fair value of shares relating to NIUs vested during the years ended March 31, 2013 and 2014 were ¥8,224 million and ¥14,651 million, respectively.

Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSUs, CSUs and NIUs for the years ended March 31, 2013 and 2014 were ¥1,773 million and ¥1,767 million, respectively.

Subsequent events

On May 15, 2014, the Company adopted a resolution to issue SARs to directors, executive officers and employees, etc of the Company and its subsidiaries and has issued SARs on June 5, 2014. The total number of SARs issued was 443,399 for the acquisition of 44,339,900 shares. The exercise price is a nominal ¥1 per share. The vesting period of the SARs range from approximately one to three years from grant date and can be exercised up to five years after vesting date.

In May 2014, Nomura also granted the issuance of NSUs, CSUs and NIUs to certain senior management and employees. These awards have a total grant date fair value of ¥40 billion and a vesting period of up to three years.

17. Restructuring initiatives:

During the fiscal year ended March 31, 2012, in anticipation of an ongoing environment of economic uncertainty, Nomura undertook a group-wide restructuring initiative primarily focusing on its Wholesale Division to improve profitability, select accretive businesses aligned with market conditions and to allocate business resources to growth regions accordingly. This initiative completed during the year ended March 31, 2014.

As a result of this initial restructuring initiative, Nomura recognized ¥372 million of the restructuring costs in the consolidated statements of income during the year ended March 31, 2013 and, a cumulative total of ¥12,769 million of restructuring costs as of March 31, 2014. These restructuring costs were primarily reported within Non-interest expense—Compensation and benefits in the consolidated statements of income. Outstanding liabilities relating to these restructuring costs including currency translation adjustments were ¥2,148 million as of March 31, 2013 and were generally settled during the year ended March 31, 2014.

In addition to the restructuring initiative described above, during the second quarter of the year ended March 31, 2013. Nomura undertook a further restructuring initiative focusing on its Wholesale Division to revise business models and increase business efficiencies. This restructuring initiative was largely completed during the year ended March 31, 2014 and therefore the amount of further restructuring cost to be incurred going forward is not expected to be material.

As a result of this restructuring initiative, Nomura recognized ¥15,588 million and ¥2,650 million of the restructuring costs in the consolidated statements of income during the year ended March 31, 2013 and 2014 respectively and a cumulative total of, ¥18,238 million of restructuring costs as of March 31, 2014. These restructuring costs were primarily reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income. Outstanding liabilities relating to these restructuring costs including currency translation adjustments were ¥8,165 million and ¥3,760 million as of March 31, 2013 and 2014 respectively. During the year ended March 31, 2014, ¥6,610 million of these liabilities was settled.

18. Income taxes:

The components of income tax expense reflected in the consolidated statements of income are as follows.

	Millions of yen
	Year ended March 31
	2013	2014
Current:
Domestic	¥71,918	¥21,558
Foreign	6,164	6,546

Subtotal	78,082	28,104

Deferred:
Domestic	55,257	109,037
Foreign	(1,300)	8,024

Subtotal	53,957	117,061

Total	¥132,039	¥145,165

The income tax benefit recognized from net operating losses for the years ended March 31, 2013 and 2014 totaled ¥2,944 million and ¥26,990 million, respectively, included within income tax expense (deferred).

The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Since April 1, 2004, Nomura’s domestic effective statutory tax rate had been approximately 41%. Due to the revisions of domestic tax laws during the third quarter ended December 31, 2011 and the fourth quarter ended March 31, 2014, the Company’s effective statutory tax rates are 38% for the fiscal years ended March 31, 2013 and March 31, 2014, and will be 36% thereafter.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2013 and 2014.

	Year ended March 31
	2013	2014
Our effective statutory tax rate	38.0%	38.0%
Impact of:
Changes in deferred tax valuation allowance	(0.7)	(9.8)
Taxable items to be added on financial profit	1.5	0.4
Non-deductible expenses	12.9	7.7
Non-taxable revenue	(9.3)	(8.0)
Dividends from foreign subsidiaries	0.2	—
Tax effect of undistributed earnings of foreign subsidiaries	0.2	3.5
Different tax rate applicable to income (loss) of foreign subsidiaries	10.0	6.3
Effect of changes in domestic tax laws	0.9	0.6
Expiration of loss carryforwards	1.3	0.7
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates	—	1.4
Other	0.5	(0.7)

Effective tax rate	55.5%	40.1%

Net deferred tax assets of ¥145,602 million and ¥22,018 million reported within Other assets—Other in the consolidated balance sheets as of March 31, 2013 and 2014, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥34,082 million and ¥34,739 million reported within Other liabilities in the consolidated balance sheets as of March 31, 2013 and 2014, respectively, represent the total of the temporary differences in those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities are as follows.

	Millions of yen
	March 31
	2013	2014
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥10,043	¥12,604
Investments in subsidiaries and affiliates	177,175	54,678
Valuation of financial instruments	146,800	46,321
Accrued pension and severance costs	17,999	7,850
Other accrued expenses and provisions	106,436	102,922
Operating losses	341,177	437,899
Other	5,228	3,991

Gross deferred tax assets	804,858	666,265
Less—Valuation allowance	(522,220)	(490,603)

Total deferred tax assets	282,638	175,662

Deferred tax liabilities
Investments in subsidiaries and affiliates	88,631	107,020
Valuation of financial instruments	53,367	54,524
Undistributed earnings of foreign subsidiaries	2,960	736
Valuation of fixed assets	21,950	21,204
Other	4,210	4,899

Total deferred tax liabilities	171,118	188,383

Net deferred tax assets (liabilities)	¥111,520	¥(12,721)

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of Nomura believes that it is more likely than not that the related deferred tax assets will not be realized. The allowances against deferred tax assets are determined based on a review of future realizable value. Changes in the valuation allowance for deferred tax assets are shown below.

	Millions of yen
	Year ended March 31
	2013		2014
Balance at beginning of year	¥490,986		¥522,220
Net change during the year	31,234	(1)	(31,617	)(2)

Balance at end of year	¥522,220		¥490,603

(1)	Includes ¥52,862 million which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries, negative ¥22,903 million related to the de-consolidation of NREH into an equity method affiliate, and ¥1,275 million related to Japanese subsidiaries and the Company, which is determined based on a review of future realizable value. In total, ¥31,234 million of allowances increased for the year ended March 31, 2013.
(2)	Includes ¥29,134 million mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries, negative ¥47,263 million related to certain foreign subsidiaries which is due mainly to the liquidation and the decrease of allowance for the deferred tax assets previously recorded, and negative ¥13,488 million related to Japanese subsidiaries and the Company, which is determined based on a reassessment of future realizable value and also due to the decrease of allowance for the deferred tax assets previously recorded. In total, ¥31,617 million of allowances decreased for the year ended March 31, 2014.

As of March 31, 2014, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries totaling ¥2,602 million not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

As of March 31, 2014, Nomura has net operating loss carryforwards, for income tax purposes, of ¥1,760,459 million mainly resulting from certain U.S. and European subsidiaries. These losses, except for ¥871,928 million, which can be carried forward indefinitely, expire as follows: 2014 through 2023—¥632,673 million, 2024 and thereafter—¥255,858 million. Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

The total amount of unrecognized tax benefits were not significant as of March 31, 2013 and 2014. Also there were no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to the unrecognized tax benefits during the years ended March 31, 2013 and 2014. Nomura recognizes the accrual of interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits within Income tax expense in the consolidated statements of income.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom (“U.K.”) and U.S. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. A liability for unrecognized tax benefits are recorded in the amount that is sufficient to cover potential exposure for an additional tax assessment depending on likelihood. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2014. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple taxing jurisdictions, and faces audits from various tax authorities regarding many issues including but not limited to transfer pricing, deductibility of certain expenses, creditability of foreign taxes, and other matters. The table below summarizes the major jurisdictions in which Nomura operates and the earliest year in which Nomura remains subject to examination. Under Hong Kong Special Administrative Region (“Hong Kong”) tax law, the statute of limitation does not apply if the entity records a tax loss, thus not stated in below table.

Jurisdiction	Year
Japan	2009	(1)
U.K.	2013
U.S.	2011

(1)	For transfer pricing, the earliest year in which Nomura remains subject to examinations is 2008.

Revisions of domestic tax laws—

On March 31, 2014, the “Act to partially revise the Income Tax Act and Others” (Act No. 10 of 2014) (“Act 10”) was promulgated. Under Act 10, effective from the fiscal year beginning on or after April 1, 2014, the Special Reconstruction Corporate Tax was abolished. As a result, the Company’s effective statutory tax rates are 38% for the fiscal years ended March 31, 2013 and March 31, 2014, and will be 36% thereafter.

Due to this change in the statutory tax rates, net deferred tax assets decreased by ¥1,711 million as of March 31, 2014. For the year ended March 31, 2014, income taxes—deferred increased by ¥1,711 million and net income attributable to NHI shareholders decreased by the same amount.

19. Other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	For the year ended March 31, 2014
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(38,875)	¥66,707	¥(128)	¥66,579	¥27,704
Pension liability adjustment	(28,518)	8,708	1,001	9,709	(18,809)
Net unrealized gain on non-trading securities	9,998	3,342	(1,599)	1,743	11,741

Total	¥(57,395)	¥78,757	¥(726)	¥78,031	¥20,636

(1)	Reclassifications out of accumulated other comprehensive income (loss) are as follows:

Millions of yen
For the year ended March 31, 2014
	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Net unrealized gain on non-trading securities:
	¥4,220	Gain (loss) on investments in equity securities
	(2,065)	Income tax expense

	2,155	Net income

	(556)	Net income attributable to noncontrolling interests
	¥1,599	Net income attributable to NHI shareholders

See Note 7 “Non-trading Securities” for further information.

20. Shareholders’ equity:

The following table presents changes in shares of common stock outstanding for the years ended March 31, 2013 and 2014.

	Shares
	Year ended March 31
	2013	2014
Number of shares outstanding at beginning of year	3,663,483,895	3,710,960,252
Common stock held in treasury:
Repurchases of common stock	(19,209)	(40,054,831)
Sales of common stock	601	1,920,457
Common stock issued to employees	47,335,900	44,689,800
Other net change in treasury stock	159,065	114,784

Number of shares outstanding at end of year	3,710,960,252	3,717,630,462

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act. Additional paid-in capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2013 and 2014, the amounts available for distributions were ¥538,021 million and ¥583,354 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.

Retained earnings include Nomura’s share of investee undistributed earnings which have been accounted for under the equity method, in the amount of ¥125,944 million and ¥136,112 million as of March 31, 2013 and 2014, respectively.

Change in cumulative translation adjustment, net of tax reported in other comprehensive income (loss) for the year ended March 31, 2013 includes reclassification adjustment of ¥9,844 million relating to a loss incurred following the substantially complete liquidation of an investment in a foreign entity and the amount of income tax benefit allocated to this reclassification adjustment was ¥2,985 million.

Dividends on common stock per share were ¥8 for the year ended March 31, 2013 and ¥17 for the year ended March 31, 2014.

The change in common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2013 and 2014, 1,257,966 shares, or ¥2,161 million, and 2,119,761 shares, or ¥1,143 million, respectively, held by affiliated companies.

Subsequent Events

On April 30, 2014, the board of directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act as follows: (a) total number of shares authorized for repurchase is up to 100,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥70 billion and (c) the share buyback program will run from May 19, 2014, to July 25, 2014. Under this buyback program from May 19, 2014 to May 30, 2014, the Company repurchased 100,000,000 shares of common stock at a cost of ¥65,189 million. This completes the share buyback program.

21. Regulatory requirements:

In April 2011, the Company was assigned as a “Final Designated Parent Company” who must calculate consolidated capital adequacy ratio and since then, our consolidated capital adequacy ratio has been calculated based on Capital Adequacy Notice on Final Designated Parent Company. Note that Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and Basel III and we have calculated Basel III-based consolidated capital adequacy ratio since March 2013.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2013 and March 31, 2014, the Company was in compliance with the requirement for common equity Tier1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio as set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of March 31, 2014 is 4.0% for common equity Tier 1 capital ratio, 5.5% for Tier 1 capital ratio and 8% for consolidated capital adequacy ratio).

Under the Financial Instruments and Exchange Act of Japan (the “FIEA”), NSC and Nomura Financial Products & Services, Inc. (“NFPS”) are subject to the capital adequacy rules of the FSA. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2013 and 2014, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2013 and 2014, the capital adequacy ratio of NFPS exceeded 120%.

Financial Instruments Firms in Japan are required to segregate cash deposited by clients on securities transactions under the FIEA. As of March 31, 2013 and 2014, NSC segregated bonds with a market value of ¥459,037 million and ¥456,070 million and equities with a market value of ¥7,861 million and ¥7,656 million, respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority and the Chicago Mercantile Exchange Group as its designated self regulatory organization. NSI is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. As of March 31, 2013 and 2014, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is regulated on a consolidated basis by the Prudential Regulatory Authority in the U.K., which imposes minimum capital adequacy requirements to the NEHS. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the Prudential Regulation Authority in the U.K. Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the Prudential Regulation Authority in the U.K. on a standalone basis. As of March 31, 2013 and 2014, the NEHS, NIP and NBI were in compliance with all relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by the respective authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing in securities and futures contracts, and advising on securities, futures contracts and corporate finance. NIHK assumed from its fellow subsidiary, Nomura Securities (Hong Kong) Ltd, the roles of the exchange participant and options trading exchange participant at the Stock Exchange of Hong Kong Ltd., the futures commission merchant at the Hong Kong Futures Exchange Ltd. and the clearing participants at the Hong Kong Securities Clearing Co. Ltd., the SEHK Options Clearing House Ltd. and HKFE Clearing Corporation Ltd with effect from April 22, 2013. NIHK has a branch located in Taiwan which is regulated by its local regulators under its respective jurisdictions. Activities of NIHK including its branch are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain its liquid capital at a level not less than its required liquid capital. Liquid capital means an amount by which its liquid assets exceed its ranking liabilities. Required liquid capital is calculated in accordance with the provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. The regulations require NSL to maintain a minimum capital of SGD15 million. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. As of March 31, 2013 and 2014, NIHK and NSL were in compliance with all relevant regulatory capital related requirements.

22. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd. (“JAFCO”), NRI and NREH.

During the year ended March 31, 2014, Fortress Investment Group LLC (“Fortress”) has repurchased all of Nomura’s ownership stake. Fortress is therefore no longer Nomura’s equity method investee.

JAFCO

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies.

In March 2014, the Company sold 2,200,000 shares of JAFCO. Nomura’s ownership of JAFCO decreased from 24.4% as of March 31, 2013 to 19.4% as a result of the offering. Nomura continues to account for JAFCO under the equity method because Nomura still has the ability to exercise significant influence over operating and financial decisions of JAFCO.

As of March 31, 2014, Nomura’s ownership of JAFCO was 19.5% and there was no remaining equity method goodwill included in the carrying amount of the investment.

NRI

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

As of March 31, 2014, Nomura’s ownership of NRI was 38.0% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥56,473 million.

Fortress

Fortress is a global investment management firm. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles. The investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method of accounting.

On February 13, 2014 Fortress has repurchased all of Nomura’s ownership stake. As a result, Fortress is therefore no longer Nomura’s equity method investee.

NREH

NREH was a consolidated subsidiary of Nomura until March 2013. In March 2013, Nomura sold 32,040 thousand shares of NREH. As a result, Nomura’s voting interest fell to 34.0%. Since Nomura no longer maintained a controlling financial interest in NREH, NREH was deconsolidated and is now an affiliated company accounted for by the equity method.

On deconsolidating NREH, a gain of ¥50,139 million, including unrealized gain of ¥38,468 million from Nomura’s remaining shares, was recognized which is reported in the consolidated statements of income within Revenue—Other.

NREH is a listed company in the First Section of the Tokyo Stock Exchange and the fair value of the retained investment in NREH was estimated using a quoted market price.

As of March 31, 2014, Nomura’s ownership of NREH was 34.1% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥11,012 million.

Summary financial information—

A summary of financial information for JAFCO, NRI, NLB and NREH is as follows.

	Millions of yen
	March 31
	2013(1)(3)	2014(1)
Total assets	¥2,307,795	¥2,089,844
Total liabilities	1,551,699	1,247,768

	Millions of yen
	Year ended March 31
	2013(3)	2014
Net revenues	¥143,193	¥947,213
Non-interest expenses	69,899	779,690
Net income attributable to the companies	48,706	87,261

(1)	NLB’s assets and liabilities are not included because it was not an affiliated company of Nomura as of March 31, 2012 and 2013.
(2)	For NLB, financial information while it was an affiliated company of Nomura is included.
(3)	NREH is accounted for by the equity method from March 2013. NREH’s assets and liabilities are included however Net revenues, Non-interest expenses and Net income attributable to NREH are not included.

A summary of financial information for Fortress is as follows.

Millions of yen
March 31, 2013(1)
Total assets	¥203,332
Total liabilities	88,881

	Millions of yen
	Year ended March 31
	2013(1)	2014(1)
Net revenues	¥95,356	¥144,349
Non-interest expenses	73,956	89,338
Net income (loss) attributable to the company	6,487	20,071

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2012 and 2013, respectively. Nomura recognizes its share of Fortress’s earnings on a three-month lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for lease transactions with NLB and NRI, which are disclosed in Note 10 “Leases”, is presented below.

	Millions of yen
	March 31
	2013	2014
Investments in affiliated companies	¥333,329	¥339,637
Advances to affiliated companies	12,376	5,797
Other receivables from affiliated companies	8,856	6,919
Other payables to affiliated companies	4,270	9,344

	Millions of yen
	Year ended March 31
	2013	2014
Revenues	¥7,418	¥411
Non-interest expenses	48,755	57,687
Purchase of software, securities and tangible assets	55,099	26,655

The aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows.

	Millions of yen
	March 31
	2013	2014
Carrying amount	¥322,747	¥330,983
Fair value	404,967	429,854

Equity in earnings of equity-method investees, including those above, was a gain of ¥18,597 million and a gain of ¥37,805 million for the years ended March 31, 2013 and 2014, respectively. Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income. Dividends from equity-method investees for the years ended March 31, 2013 and 2014 were ¥5,594 million and ¥8,306 million, respectively.

23. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite notes that may be issued by the clients. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Certain consolidated VIEs which are engaged in the aircraft leasing business have commitments to purchase aircraft. The outstanding commitments under these agreements are included in commitments to purchase aircraft.

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2013 and 2014.

	Millions of yen
	March 31
	2013	2014
Commitments to extend credit	¥369,988	¥479,634
Commitments to invest in partnerships	29,974	18,460
Commitments to purchase aircraft	30,143	4,409

As of March 31, 2014, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥479,634	¥85,533	¥52,872	¥165,623	¥175,606
Commitments to invest in partnerships	18,460	4,305	829	318	13,008
Commitments to purchase aircraft	4,409	4,409	—	—	—

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥26,228 million as of March 31, 2013 and ¥15,901 million as of March 31, 2014.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki Repo transactions. These commitments amounted to ¥4,103 billion for resale agreements and ¥1,152 billion for repurchase agreements as of March 31, 2013 and ¥2,365 billion for resale agreements and ¥771 billion for repurchase agreements as of March 31, 2014. These amounts include certain types of repurchase agreements and securities transactions which Nomura accounts for as sales rather than collateralized financings in accordance with ASC 860.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥340 billion and ¥259 billion as of March 31, 2013 and 2014, respectively.

As a member of various securities clearing houses and exchanges, Nomura may be required to assume a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For those significant actions and proceedings described below where the counterparty has alleged a specific amount of damages, the Company currently estimates that the reasonably possible loss for the matter would not exceed the amount specified in each case. For each of these matters, the specific amount alleged (which is the Company’s current estimate of the maximum reasonably possible loss) is indicated in the description of the matter below. For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (the “Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the U.S. Bankruptcy Court. Both actions seek to recover approximately $35 million. The $35 million amount is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose entity (“SPE”) established at the request of NIP. These are proceedings to challenge the SPE’s rights over approximately $156 million in an account held in Switzerland. The SPE, which is consolidated by NIP, has a security interest over the money pursuant to a loan facility with Telltop Holdings Limited, a third party company. Telltop Holdings Limited is currently in liquidation. The SPE does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies. Due to the uncertainties involved, the Company cannot currently estimate the maximum reasonably possible loss from this matter but believes it is significantly less than the amount referred to above.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased RMBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC in the original principal amount of approximately $356 million. Due to the lack of information at this early stage of the litigation and the uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of RMBS purchased by WesCorp. The complaint alleges that WesCorp purchased RMBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has dismissed NCUA’s claims against NHEL and NCUA has filed a notice of appeal to the Ninth Circuit and briefing is in progress. NCUA’s claim against NAAC is proceeding. Due to the legal uncertainties involved, as well as very limited discovery concerning the facts, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA, (the Company’s U.S. subsidiaries). The action alleges that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. The court has denied the motion to dismiss filed by the Company’s U.S. subsidiaries and the parties are involved in the discovery process. Given the lack of any expert discovery at this stage of the litigation and certain legal uncertainties, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of RMBS purchased by U.S. Central, including NHEL. The complaint alleges that U.S. Central purchased RMBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and seeks rescission of its purchase or compensatory damages. The court denied, in part, motions to dismiss filed by the defendants, and the Tenth Circuit Court of Appeals affirmed the trial court’s holding; the Supreme Court has now vacated that decision and remanded the matter to the Tenth Circuit Court of Appeals for reconsideration in light of recent Supreme Court authority. Due to the legal uncertainties involved, as well as the lack of factual information at this early stage of the litigation, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the Madoff Trustee appointed for the liquidation of BLMIS in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In August 2012, The Prudential Insurance Company of America and certain of its affiliates filed several complaints in the Superior Court of New Jersey against various issuers, sponsors and underwriters of RMBS, including an action against NHEL, NCCI and NSI. The action against these Nomura subsidiaries has been removed to federal court. The complaint alleges that the plaintiffs purchased over $183 million in RMBS from five different offerings. The plaintiffs allege that the offering materials contained fraudulent misrepresentations regarding the underwriting practices and quality of the loans underlying the securities. The plaintiffs allege causes of action for fraud, aiding and abetting fraud, negligent misrepresentation, and New Jersey Civil RICO, and seek to recover, among other things, compensatory and treble damages. NHEL, NCCI and NSI have filed a motion to dismiss the action which is pending before the court. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against two former directors of MPS and NIP. MPS alleges that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (the “Transactions”) and alleges that NIP is jointly liable for the unlawful conduct of MPS’s former directors. MPS is claiming damages of not less than EUR700 million. In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim is founded. The level of damages sought by FMPS is not specified. An investigation has also been commenced by the Public Prosecutor’s office in Siena, Italy into various allegations against MPS and certain of its former directors, including in relation to the Transactions. Starting on April 15, 2013, the Public Prosecutor in Siena issued seizure orders in relation to the Transactions seeking to seize the Transactions and approximately EUR 1.9 billion of assets said to be held or receivable in various NIP and Nomura Bank International plc (“NBI”) accounts in, or managed through, Italy and alleging that the Transactions involved offenses under Italian law. To date, these seizure orders have not been validated by the Italian Courts. The Public Prosecutor lodged an appeal against the Italian Courts’ decisions, which was heard at the Supreme Court in Rome on March 25, 2014. The Supreme Court determined that the appeal should be denied in part, but that the case should be sent back to the lower court for further consideration in relation to one element of the case. Additionally, NIP commenced a claim against MPS in the English Courts in March 2013. The claim is for declaratory relief confirming that the Transactions remain valid and contractually binding. MPS filed and served its Defence and Counterclaim to these proceedings in March 2014. MPS alleges in its Counterclaim that NIP is liable to make restitution of a net amount of approximately EUR 1.5 billion, and seeks declarations regarding the illegality and invalidity of the Transactions. NIP filed and served its Reply and Defence to Counterclaim in June 2014 and continues to vigorously defend its position in each of the aforementioned proceedings. It is not possible for the Company to estimate the amount of reasonably possible loss in these proceedings. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the amount of any potential liability can be reasonably estimated for these claims. The Company cannot predict if, how, or when the claims will be resolved or what any eventual settlement, fine, penalty or other relief may be, particularly since the claims are at an early stage in their development and the claimants are seeking substantial damages.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.14 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced against NSC in April 2012 by a corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008, and an action commenced against NSC in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011. Although the allegations of the clients involved in such actions include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit. The specified amounts alleged are the Company’s current estimate of the maximum reasonably possible loss from these matters.

The Company supports the position of its subsidiaries in each of these claims.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators. The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The Company’s policy called for review of each claim received, and its subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans for those claims that the subsidiaries have determined to have merit. In several instances, following the rejection of repurchase demands, investors have instituted actions through the trustee alleging breach of contract. These breach of contract claims are at early stages and involve substantial legal uncertainty.

As at June 10, 2014, the total original principal amount of loans that are the subject of repurchase claims against the relevant subsidiaries is $3,203 million, including claims that are the subject of pending breach of contract actions. It should be noted, however, that the above amount does not include loans with a total original principal balance of $1,816 million that are the subject of repurchase claims rejected by the relevant subsidiaries as time-barred based on current law including a decision by the intermediate appellate court of New York State that claims alleging breach of representation must be brought within six years of the time the representation was made. The decision is currently the subject of a request for leave to appeal by plaintiff, but the Company believes the decision will stand. Due to the many legal and factual uncertainties involved, the Company cannot provide an estimate of reasonably possible loss for repurchase claims that relevant subsidiaries have decided to reject.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation at inception.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31
	2013		2014
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥4,510,650	¥123,980,481	¥5,155,198	¥195,466,506
Standby letters of credit and other guarantees(3)	277	9,084	276	11,509

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	Collaterals held in connection with standby letters of credit and other guarantees as of March 31, 2013 and March 31, 2014 were ¥6,374 million and ¥6,487 million, respectively.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2014.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥5,155,198	¥195,466,506	¥75,949,799	¥48,551,110	¥16,872,972	¥54,092,625
Standby letters of credit and other guarantees	276	11,509	334	2,668	2	8,505

24. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2013
Non-interest revenue	¥394,294	¥66,489	¥491,773	¥695,695	¥1,648,251
Net interest revenue	3,631	2,448	153,083	(31,467)	127,695

Net revenue	397,925	68,937	644,856	664,228	1,775,946
Non-interest expenses	297,297	47,768	573,199	657,637	1,575,901

Income (loss) before income taxes	¥100,628	¥21,169	¥71,657	¥6,591	¥200,045

Year ended March 31, 2014
Non-interest revenue	¥505,911	¥77,354	¥637,987	¥183,514	¥1,404,766
Net interest revenue	6,005	3,126	127,110	5,335	141,576

Net revenue	511,916	80,480	765,097	188,849	1,546,342
Non-interest expenses	319,915	53,373	653,299	168,869	1,195,456

Income (loss) before income taxes	¥192,001	¥27,107	¥111,798	¥19,980	¥350,886

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Year ended March 31
	2013	2014
Net gain related to economic hedging transactions	¥989	¥17,403
Realized gain on investments in equity securities held for operating purposes	1,001	4,428
Equity in earnings of affiliates	14,401	28,571
Corporate items	17,652	(38,772)
Other(1)	(27,452)	8,350

Total	¥6,591	¥19,980

(1)	Includes the impact of Nomura’s own creditworthiness.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

	Millions of yen
	Year ended March 31
	2013	2014
Net revenue	¥1,775,946	¥1,546,342
Unrealized gain (loss) on investments in equity securities held for operating purposes	37,685	10,728

Consolidated net revenue	¥1,813,631	¥1,557,070

Non-interest expenses	¥1,575,901	¥1,195,456
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥1,575,901	¥1,195,456

Income before income taxes	¥200,045	¥350,886
Unrealized gain (loss) on investments in equity securities held for operating purposes	37,685	10,728

Consolidated income before income taxes	¥237,730	¥361,614

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The tables below present a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2013	2014
Net revenue(1):
Americas	¥208,962	¥262,684
Europe	172,761	232,735
Asia and Oceania	43,265	62,622

Subtotal	424,988	558,041
Japan	1,388,643	999,029

Consolidated	¥1,813,631	¥1,557,070

Income (loss) before income taxes:
Americas	¥25,730	¥29,472
Europe	(93,099)	(48,911)
Asia and Oceania	(12,063)	(5,247)

Subtotal	(79,432)	(24,686)
Japan	317,162	386,300

Consolidated	¥237,730	¥361,614

	Millions of yen
	March 31
	2013	2014
Long-lived assets:
Americas	¥118,302	¥133,147
Europe	111,381	93,111
Asia and Oceania	20,471	16,163

Subtotal	250,154	242,421
Japan	294,002	281,780

Consolidated	¥544,156	¥524,201

(1)	There is no revenue derived from transactions with a single major external customer.

2. Unconsolidated Financial Statements

(1) Unconsolidated Financial Statements

1. Balance Sheets

		Millions of yen
		March 31
	Notes	2013	2014
(ASSETS)
Current Assets
Cash and time deposits		¥7,284	¥3,079
Certificate deposits		3,800	6,000
Money held in trust		4,053	3,324
Short-term loans receivable		3,110,020	3,119,462
Accounts receivable		42,448	108,994
Deferred tax assets		1,328	4,523
Others		52,107	51,285

Total Current Assets		3,221,039	3,296,666

Fixed Assets
Tangible fixed assets		38,341	37,084
Buildings		15,483	14,021
Furniture and fixtures		14,019	14,224
Land		8,839	8,839
Intangible assets		115,480	117,520
Software		115,479	117,520
Other		0	0
Investments and others		2,400,991	2,738,845
Investment securities	*1	113,186	127,368
Investments in subsidiaries and affiliates (at cost)	*1	1,766,613	1,879,920
Other securities of subsidiaries and affiliates		5,982	4,261
Long-term loans receivable from subsidiaries and affiliates		329,078	620,891
Long-term guarantee deposits		28,985	26,879
Deferred tax assets		93,202	34,181
Others		63,976	45,376
Allowance for doubtful accounts		(32)	(32)

Total Fixed Assets		2,554,812	2,893,448

TOTAL ASSETS		¥5,775,850	¥6,190,114

		Millions of yen
		March 31
	Notes	2013	2014
(LIABILITIES)
Current Liabilities
Short-term borrowings		¥488,458	¥733,369
Bond due within one year		—	261,293
Collaterals received		62,882	53,009
Accrued income taxes		30,128	4
Accrued bonuses		1,346	2,236
Others		80,994	83,768

Total Current Liabilities		663,807	1,133,679
Long-term liabilities
Bonds payable		1,675,214	1,675,309
Long-term borrowings		1,559,205	1,459,692
Others		1,901	3,159

Total Long-term liabilities		3,236,320	3,138,160

TOTAL LIABILITIES		3,900,128	4,271,838

(NET ASSETS)
Shareholder’s equity
Common stock		594,493	594,493
Capital reserves
Additional paid-in capital		559,676	559,676
Other capital reserve		5,733	—

Total capital reserves		565,409	559,676
Earned surplus
Earned surplus reserve		81,858	81,858
Other Earned surplus
Reserve for specified fixed assets		4	2
Earned surplus carried forward		599,879	653,319

Total earned surplus		681,741	735,179
Treasury stock		(67,595)	(69,967)

Total shareholder’s equity		1,774,048	1,819,381
Valuation and translation adjustments
Net unrealized gain on investments		29,209	38,071
Deferred gains or loss on hedges		27,376	16,878

Total valuation and translation adjustments		56,585	54,949
Subscription rights to shares		45,090	43,946

TOTAL NET ASSETS		1,875,723	1,918,276

TOTAL LIABILITIES AND NET ASSETS		¥5,775,850	¥6,190,114

2. Statements of Income

		Millions of yen
		Year ended March 31
	Notes	2013	2014
Operating revenue
Property and equipment fee revenue	*1	¥99,225	¥107,275
Rent revenue	*2	33,618	33,695
Royalty on trademark	*3	18,140	24,093
Dividend from subsidiaries and affiliates		56,508	179,020
Interest from affiliates		42,495	44,433
Other financial income	*4	15,235	—
Others	*5	13,301	10,803

Total operating revenue		278,523	399,318
Operating expenses
Compensation and benefits		30,702	31,103
Rental and maintenance	*6	43,704	43,425
Data processing and office supplies	*7	44,387	52,483
Depreciation and amortization		38,792	37,355
Taxes		1,055	1,159
Others		5,399	4,131
Interest expenses		38,270	44,513

Total operating expenses		202,308	214,169

Operating income		76,215	185,149

Non-operating revenue		2,072	4,113
Non-operating expenses		10,710	4,038

Ordinary income		67,577	185,224

Special profits
Gain on sales of investment securities		7,426	4,604
Gain on capital reduction of subsidiaries and affiliates		4,006	142
Gain on liquidation of subsidiaries and affiliates		796	1,293
Gain on sales of stocks of subsidiaries and affiliates		39	7,152
Gain on stock acquisition rights		92	988

Total special profits		12,358	14,179
Special losses
Loss on sales of investment securities		91	44
Loss on devaluation of investment securities		1,098	55
Loss on devaluation of investments in and contributions to subsidiaries and affiliates		12,223	79,391
Loss on abandonment of fixed assets		12,049	5,250

Total special losses		25,460	84,739

Income before income taxes		54,475	114,664

Income taxes—current		(478)	(54,136)
Income taxes—deferred		12,743	60,942

Total income taxes		12,265	6,806

Net income		¥42,210	¥107,858

3. Statements of Changes in Net Assets

(Year ended March 31, 2013)

	Millions of yen
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at April 1, 2012	¥594,493	¥559,676	¥7,819	¥567,495
Change in the term
Sales of treasury stock	—	—	(2,087)	(2,087)

Total change in the year	—	—	(2,087)	(2,087)

Balance at March 31, 2013	¥594,493	¥559,676	¥5,733	¥565,409

	Millions of yen
	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at April 1, 2012	¥81,858	¥6	¥572,397	¥654,261	¥(97,097)	¥1,719,153
Change in the term
Cash dividends	—	—	(14,730)	(14,730)	—	(14,730)
Reversal of reserve for specified fixed assets	—	(2)	2	—	—	—
Net income	—	—	42,210	42,210	—	42,210
Repurchases of treasury stock	—	—	—	—	(7)	(7)
Sale of treasury stock	—	—	—	—	29,509	27,422

Total change in the year	—	(2)	27,482	27,480	29,501	54,895

Balance at March 31, 2013	¥81,858	¥4	¥599,879	¥681,741	¥(67,595)	¥1,774,048

	Millions of yen
	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2012	¥21,603	¥50,051	¥71,654	¥50,592	¥1,841,400
Change in the term
Cash dividends	—	—	—	—	(14,730)
Net income	—	—	—	—	42,210
Repurchases of treasury stock	—	—	—	—	(7)
Sale of treasury stock	—	—	—	—	27,422
Other-net	7,605	(22,675)	(15,069)	(5,502)	(20,571)

Total change in the year	7,605	(22,675)	(15,069)	(5,502)	34,323

Balance at March 31, 2013	¥29,209	¥27,376	¥56,585	¥45,090	¥1,875,723

(Year ended March 31, 2014)

	Millions of yen
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at April 1, 2013	¥594,493	¥559,676	¥5,733	¥565,409
Change in the term
Sales of treasury stock	—	—	(5,733)	(5,733)

Total change in the year	—	—	(5,733)	(5,733)

Balance at March 31, 2014	¥594,493	¥559,676	¥—	¥559,676

	Millions of yen
	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at April 1, 2013	¥81,858	¥4	¥599,879	¥681,741	¥(67,595)	¥1,774,048
Change in the term
Cash dividends	—	—	(51,947)	(51,947)	—	(51,947)
Reversal of reserve for specified fixed assets	—	(2)	2	—	—	—
Net income	—	—	107,858	107,858	—	107,858
Repurchases of treasury stock	—	—	—	—	(32,500)	(32,500)
Sale of treasury stock	—	—	(2,474)	(2,474)	30,128	21,921

Total change in the year	—	(2)	53,440	53,438	(2,372)	45,333

Balance at March 31, 2014	¥81,858	¥2	¥653,319	¥735,179	¥(69,967)	¥1,819,381

	Millions of yen
	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2013	¥29,209	¥27,376	¥56,585	¥45,090	¥1,875,723
Change in the term
Cash dividends	—	—	—	—	(51,947)
Net income	—	—	—	—	107,858
Repurchases of treasury stock	—	—	—	—	(32,500)
Sale of treasury stock	—	—	—	—	21,921
Other-net	8,862	(10,498)	(1,636)	(1,144)	(2,780)

Total change in the year	8,862	(10,498)	(1,636)	(1,144)	42,553

Balance at March 31, 2014	¥38,071	¥16,878	¥54,949	¥43,946	¥1,918,276

[Notes to the Financial Statements]

(Significant Accounting Policies)

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net assets” on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

3.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired on or after April 1, 1998, which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are determined internally.

4.	Deferred Assets

Bond issuance costs

Bond issuance costs are expensed upon incurred.

5.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

6.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, Nomura Holdings, Inc. (the “Company”) recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

7.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts and bonds to hedge foreign currency risk on investments in subsidiaries.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued.

(4)	Valuating the validity of hedging instruments

Regarding the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge.

8.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

9.	The Company applies the consolidated tax return system.

(Changes in Presentation)

The Company prepares Balance Sheet, Statements of Incomes, Statements in Changes in Net Assets, Movement of Property, Plant and Equipment, Movement of Provisions pursuant to Article 127, Paragraph 1 of the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements.”

Disclosures stated in Article 127, Paragraph 2 of the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements” are substituted by the corresponding disclosures specified in the Ordinance on Company Accounting.

Following disclosures are abbreviated.

Disclosures regarding Lease transactions stated in Article 8-6 of the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements” are abbreviated pursuant to Paragraph 4 of the same Article.

Disclosures regarding Accumulated Depreciation of stated in Article 26 of the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements” are abbreviated pursuant to Paragraph 2 of the same Article.

Disclosures regarding Shareholder’s Equity Per Share stated in Article 68-4 of the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements” are abbreviated pursuant to Paragraph 3 of the same Article.

Disclosures regarding Earnings Per Share stated in Article 95-5-2 of the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements” are abbreviated pursuant to Paragraph 3 of the same Article.

Disclosures regarding Diluted Earnings Per Share stated in Article 95-5-3 of the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements” are abbreviated pursuant to Paragraph 4 of the same Article.

Disclosures regarding Treasury Stock stated in Article 107 of the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements” are abbreviated pursuant to Paragraph 2 of the same Article.

Disclosures of Detail of Securities stated in Article 121-1-1 of the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements” are abbreviated pursuant to Paragraph 3 of the same Article.

(Balance Sheets)

*1. Securities deposited

(March 31, 2013)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥24,493 million based on securities lending agreements contracts which provide borrowers with the rights to resell or repledge the securities.

(March 31, 2014)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥20,842 million based on securities lending agreements contracts which provide borrowers with the rights to resell or repledge the securities.

2. Financial guarantee(1)

(March 31, 2013)

Guarantee of principal and coupons on ¥34,200 million bonds issued by Nomura Securities Co., Ltd.

¥34,200 million

Guarantee of principal on ¥2,000 million and USD402,000 thousand in commercial paper issued by Nomura International plc, USD863,442 thousand in stock lending transactions, ¥589 million in future transactions, USD449,408 thousand in repurchase transactions, USD2,655,343 thousand in derivative transactions USD2,560,000 thousand in borrowings and repurchase transactions by the same company and USD70,000 thousand in Commodity Murabaha

¥661,097 million(2)

Guarantee of USD1,282,395 thousand, EUR1,245,377 thousand, AUD3,024,965 thousand, CAD60,500 thousand, GBP496,569 thousand, ZAR255,000 thousand, NZD293,500 thousand, BRL86,800 thousand, MXN90,000 thousand, TRY127,500 thousand, KRW500,000 thousand, IDR65,000,000 thousand and ¥1,333,751 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

¥2,015,231 million(2)

Guarantee of USD217,934 thousand in swap transactions etc. by Nomura Global Financial Products, Inc.

¥20,501 million(2)

Guarantee of USD962,530 thousand, EUR810,365 thousand, AUD14,000 thousand and ¥49,650 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings by the same company

¥255,446 million

Guarantee of principal and coupons on USD137,500 thousand in borrowings and USD1,530 thousand in derivative transactions by Nomura Singapore Ltd.

¥13,079 million

Guarantee of USD25,104 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC

¥2,362 million

Guarantee of USD29,518 thousand in derivative transactions by Nomura Financial Investment (Korea) Co., Ltd.

¥2,777 million

Guarantee of USD13,693 thousand in derivative transactions by Nomura Investments Singapore Ltd.

¥1,288 million

Guarantee of USD4,540 thousand in repurchase transactions by Nomura Securities International Inc.

¥427 million

Guarantee of USD2,526 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited

¥238 million

Guarantee of USD221 thousand in derivative transactions by Nomura Mauritius Limited

¥21 million

Guarantee of AUD3,108 thousand in expense by Chi-X Australia Pty Ltd

¥305 million

Guarantee of USD57 thousand in loan trading by Nomura Corporate Funding Americas, LLC

¥5 million

(March 31, 2014)

Guarantee of principal and coupons on ¥34,200 million bonds issued by Nomura Securities Co., Ltd.

¥34,200 million

Guarantee of principal on CHF167,000 thousand, USD93,000 thousand and EUR296,500 thousand in commercial paper issued by Nomura International plc and USD2,982 thousand in stock lending transactions, ¥2,443 million in future transactions, USD205,527 thousand in repurchase transactions, USD2,179,936 thousand in derivative transactions etc. and USD2,241,000 thousand in borrowings, repurchase transactions by the same company.

¥549,618 million(2)

Guarantee of USD1,497,457 thousand, EUR1,878,177 thousand, AUD2,077,875 thousand, CAD49,500 thousand, GBP497,569 thousand, ZAR255,000 thousand, NZD292,500 thousand, BRL821,800 thousand, MEXN310,000 thousand, TRY144,500 thousand, KRW500,000 thousand, IDR70,000,000 thousand, RUB20,000 thousand, CNY2,000 thousand and ¥1,412,097 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

¥2,194,921 million(2)

Guarantee of USD809,996 thousand, EUR749,010 thousand, AUD11,000 thousand and ¥24,447 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings by the same company.

¥233,920 million

Guarantee of USD143,796 thousand in derivative transactions etc. by Nomura Global Financial Products, Inc.

¥14,794 million(2)

Guarantee of USD43,306 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.

¥4,455 million

Guarantee of USD38,025 thousand in derivative transactions etc. by Nomura Financial Investment (Korea) Co., Ltd.

¥3,912 million

Guarantee of USD19,593 thousand in derivative transactions by Nomura Investments Singapore Limited..

¥2,016 million

Guarantee of USD20,000 thousand in principal and coupons on medium term notes issued by Nomura International Funding Pte. Ltd.

¥2,058 million

Guarantee of USD10,938 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited.

¥1,125 million

Guarantee of AUD3,407 thousand in expense by Chi-X Australia Pty Ltd.

¥323 million

Guarantee of USD1,550 thousand in repurchase transactions etc. by Nomura Securities International Inc.

¥159 million

Guarantee of USD554 thousand in derivative transactions by Nomura International (Hong Kong) Limited.

¥57 million

Guarantee of USD233 thousand in settlement of security transactions by Instinet Singapore Services Private Limited.

¥24 million

Guarantee of USD41 thousand in derivative transactions by Nomura Singapore Limited.

¥4 million

(1)	In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.
(2)	Includes co-guarantee with Nomura Securities Co., Ltd.

*3. Balance with Subsidiaries and Affiliates

Major balances with subsidiaries and affiliates are as follows:

	Millions of yen
	March 31
	2013	2014
Short-term receivables	¥3,205,614	¥3,262,522
Short-term payables	306,485	372,613
Long-term receivables	357,472	647,193
Long-term payables	7,405	17,040

*4. Commitments

The Company has provided commitments to extend subordinated credits to its subsidiaries.

	Millions of yen
	March 31
	2013	2014
Total commitment available	¥540,000	¥890,000
Less amount utilized	168,814	339,672

Balance available	¥371,186	¥550,328

(Statements of Income)

*1 “Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, on leasing furniture, fixtures, and software.

*2 “Rent revenue” consists of revenue mainly from NSC, on renting office accommodation.

*3 “Royalty on trademark” consists of revenue from NSC, on the use of the Company’s trademark.

*4 “Other financial income” consists of cash in-flows and gain and loss on valuation of derivative transactions with NSC (excludes where hedge accounting is applied).

*5 “Others” includes fees from services provided and securities lending mainly to NSC.

*6 Breakdown of Rental and maintenance

	Millions of yen
	Year ended March 31
	2013	2014
Real estate	¥32,329	¥31,726
Furniture and fixtures	11,375	11,700

Total	¥43,704	¥43,425

*7 Breakdown of Data processing and office supplies

	Millions of yen
	Year ended March 31
	2013	2014
Data processing	¥44,380	¥52,476
Office supplies	7	7

Total	¥44,387	¥52,483

*8 Balance with Subsidiaries and Affiliates

	Millions of yen
	Year ended March 31
	2013	2014
Operating revenue	¥278,185	¥398,944
Operating expenses	55,450	79,714
Non-operating transactions	67,521	32,128

(Securities)

(March 31, 2013)

(1)	Stocks of subsidiaries and affiliates with market value

	Millions of yen
	March 31, 2013
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥164	¥133
Affiliates	20,031	64,507	44,476

Stocks of subsidiaries and affiliates which are considered extremely difficult to observe market value

Millions of yen
Book Value
Subsidiaries	¥1,746,401
Affiliates	149

Total	¥1,746,550

The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value.

(2)	Available-for-sale securities with market value

	Millions of yen
	March 31, 2013
	Cost	Book Value	Difference
Securities with book value exceeds cost
Equities	¥39,873	¥85,197	¥45,323
Others	630	1,300	670

Subtotal	40,503	86,497	45,993

Securities with book value does not exceed cost
Certificate of deposits	3,800	3,800	—
Equities	1,068	954	(115)
Others	1,331	1,167	(164)

Subtotal	6,199	5,921	(279)

Total	¥46,703	¥92,417	¥45,714

(3)	Securities which are considered extremely difficult to observe market value (except those referred in (1) above)

Millions of yen
March 31, 2013
Book Value
Available-for-sale securities	¥30,551

Equities (Unlisted equities)	18,515
Others	12,036

Other securities of subsidiaries and affiliates	5,982
Others	6,053

The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value.

(March 31, 2014)

(1)	Stocks of subsidiaries and affiliates with market value

	Millions of yen
	March 31, 2014
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥164	¥133
Affiliates	16,438	75,190	58,752

Stocks of subsidiaries and affiliates which are considered extremely difficult to observe market value

Millions of yen
Book Value
Subsidiaries	¥1,863,052
Affiliates	399

Total	¥1,863,451

The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value.

(2)	Available-for-sale securities with market value

	Millions of yen
	March 31, 2014
	Cost	Book Value	Difference
Securities with book value exceeds cost
Equities	¥43,529	¥98,868	¥55,339
Others	1,961	2,423	462

Subtotal	45,490	101,291	55,801

Securities with book value does not exceed cost
Certificate of deposits	6,000	6,000	—
Equities	2,328	2,129	(199)
Others	1,171	1,115	(56)

Subtotal	9,499	9,244	(255)

Total	¥54,989	¥110,535	¥55,546

(3)	Securities which are considered extremely difficult to observe market value (except those referred in (1) above)

Millions of yen
March 31, 2014
Book Value
Available-for-sale securities	¥27,094

Equities (Unlisted equities)	17,138
Others	9,956

Other securities of subsidiaries and affiliates	4,261
Others	5,695

The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value.

(Derivative Transactions)

Statement on derivative transactions is omitted as consolidated financial statements are prepared.

(Tax Effect Accounting)

1. Breakdown of deferred tax assets and liabilities

	Millions of yen
	March 31
	2013	2014
Deferred tax assets
Loss on devaluation of securities	¥333,230	¥237,250
Loss carry-forward on corporate tax	21,346	22,632
Loss carry-forward on local tax	—	56,806
Deferred loss on hedges	7,533	4,647
Loss on devaluation of fixed assets	3,685	3,674
Stock option	2,828	4,342
Others	3,041	2,813

Subtotal of deferred tax assets	371,663	332,163
Valuation allowance	(236,782)	(261,290)

Total of deferred tax assets	134,881	70,872
Deferred tax liabilities
Net unrealized gain on investments	(16,430)	(17,448)
Deferred gain on hedges	(23,160)	(14,140)
Others	(760)	(581)

Total of deferred tax liabilities	(40,350)	(32,169)

Net deferred tax assets	¥94,531	¥38,704

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application

	Percentage tax rate
	March 31
	2013	2014
Statutory effective tax rate	38.0%	38.0%
Permanent differences excluded from revenues	(38.9)	(63.1)
Permanent differences excluded from expenses	13.6	15.8
Valuation allowance	2.3	13.7
Accumulated earning tax of overseas subsidiaries	3.7	1.4
Income taxes—prior year adjustments	0.2	(1.5)
Foreign tax credit	(0.2)	(0.1)
Adjustments to deferred tax assets due to change in statutory tax rate	3.5	1.8
Others	0.4	(0.1)

Corporate tax rate after tax effect accounting	22.5	5.9

3. Changes in Tax Laws

On March 31, 2014, the “Act to partially revise the Income Tax Act and others” (Act No. 10, 2014) was promulgated. Under this Act, effective from the fiscal year beginning on or after April 1, 2014, the Special Reconstruction Corporate Tax was abolished.

As a result and for the expected reversal of temporary differences, the domestic effective statutory tax rates to calculate the deferred tax assets and liabilities commencing from April 1, 2014 fiscal year will be changed from 38% to 36%.

As a result of this change in the tax rates, the net deferred tax assets (net of deferred tax liabilities) decreased by 2,038 million yen while income taxes-deferred increased by 2,108 million yen and deferred gain and loss on hedges by 70 million yen.

(Significant Subsequent Events)

Capital increase of a subsidiary

On March 28, 2014, the Company subscribed for rights issue of Nomura Financial Products Services Inc. (“NFPS”), a wholly owned subsidiary of the Company, to increase its capital in full amount of ¥18,000 million, which was fully paid on April 1, 2014. The Company also subscribed for rights issue of NFPS to increase its capital in full amount of ¥50,000 million on May 14, 2014, which was fully paid on May 15, 2014.

Treasury stock buyback

On April 30, 2014, the Board of Directors of the Company resolved to buyback treasury stocks, pursuant to the Company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

1. Reason to buyback treasury stocks

To use the acquired treasury stock to issue shares upon the exercise of stock options, raise capital efficiency and ensure a flexible capital management policy.

2. Contents of the buyback program

(1) Type of stock to be purchased	Common stock
(2) Total number of stocks to be purchased	Limits to 100,000,000 shares (2.6% of outstanding shares) Of which stock options exercised in the future: 44 million shares
(3) Total amount of stocks	Maximum of ¥70,000 million
(4) Term	May 19, 2014 to July 25, 2014
(5) Method	Purchase on the stock exchange via a trust bank

3. Result of the buyback program

The Company repurchased 100,000,000 shares (at a cost of ¥65,189 million).

Issuance of stock acquisition rights

On May 15, 2014, the Company resolved to issue 56th through 61th Series of Stock Acquisition Rights for the purpose of stock options to directors, executive officers, employees of the Company and its subsidiaries, to be allotted on June 5, 2014. Total number of stock acquisition rights issued upon the resolution was 443,399, which was equivalent to 44,339,900 common stocks. The exercise price will be one (1) yen per share. The stock acquisition rights will be issued as deferred compensation to grantees and are restricted from being exercised for approximately one year up to three years from the issuance resolution date. The exercise period will be five years from the beginning day of exercise period.

[Translation]

Report of Independent Auditors

June 26, 2014

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Toyohiro Fukata
Certified Public Accountant
Designated and Engagement Partner

Hisashi Yuhara
Certified Public Accountant
Designated and Engagement Partner

Audit of Financial Statements

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial information” section for the consolidated fiscal period from April 1, 2013 to March 31, 2014 which comprise the consolidated balance sheets, the consolidated statements of income, comprehensive income, changes in equity, and cash flows, notes to the consolidated financial statements and the consolidated supplementary schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements”, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to independently express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and its consolidated subsidiaries as of March 31, 2014, and the consolidated results of their operations and cash flows for the consolidated fiscal period then ended in conformity with accounting principles generally accepted in the United States of America.

Audit of Internal Control

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria) pursuant to the audit requirement of the rule specified in the Article 193-2, Section 2 of the Financial Instruments and Exchange Act. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to independently express an opinion on the Company’s internal control over financial reporting.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB Standards). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness which should be disclosed exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our audit opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the COSO criteria.

Key Differences from Audit of Internal Control in Japan

We conducted the audit of the Company’s internal control over financial reporting in accordance with the PCAOB Standards. The key differences from an audit under auditing standards for internal control over financial reporting generally accepted in Japan (the Japanese Standards) are as follows:

1.	An opinion is expressed on Management’s Report on Internal Control Over Financial Reporting under the Japanese Standards while an opinion is expressed on the company’s internal control over financial reporting under the PCAOB Standards.

2.	The audit scope includes the financial statements and the disclosures that could have a material effect on the reliability of the financial statements under the Japanese Standards while the audit scope only includes internal control on preparation of the financial statements contained in the “financial information” section under the PCAOB Standards, as defined above.

3.	The audit covers internal control performed at affiliated companies that are accounted for by the equity method under the Japanese Standards while such internal control is not covered under the PCAOB Standards.

Conflicts of Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Act.

*1.	Above is an electronic version of the original Report of Independent Auditors and the Company maintains the original report.
*2.	The consolidated financial statements referred to above do not include the data themselves provided via XBRL.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc. prepared in Japanese, for the period ended March 31, 2014. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned period, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

[Translation]

Report of Independent Auditors

June 26, 2014

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Toyohiro Fukata
Certified Public Accountant
Designated and Engagement Partner

Hisashi Yuhara
Certified Public Accountant
Designated and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial information” section for its 110th fiscal period from April 1, 2013 to March 31, 2014 which comprise the balance sheet, the statements of income and changes in net assets, significant accounting policies, other explanatory information and the supplementary schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to independently express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2014, and the results of its operations for the fiscal period then ended in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Act.

*1.	Above is an electronic version of the original Report of Independent Auditors and the Company maintains the original report.
*2.	The financial statements referred to above do not include the data themselves provided via XBRL.

(Note)

This is an English translation of the Japanese Language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc. prepared in Japanese, for the period ended March 31, 2014. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned period, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

EXHIBIT 2

Management’s Report on Internal Control Over Financial Reporting

1 [Framework of Internal Control over Financial Reporting]

Koji Nagai, Group Chief Executive Officer, and Shigesuke Kashiwagi, Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The establishment and maintenance of an adequate internal control over financial reporting are based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO framework”).

Possibility exists that the internal control over financial reporting may not fully prevent or detect misstatements.

2 [Scope, Reference Date, and Method of Evaluation]

The Company evaluated the effectiveness of its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in the COSO framework. The reference date of evaluation was as of March 31, 2014.

The Company’s internal control over financial reporting covers the Company and other entities in which it has a controlling financial interest.

3 [Report of Result of Evaluation]

Based on the evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2014.

4 [Comments]

The key differences between the standards generally accepted in the United States which the Company adopts for the evaluation of internal control over financial reporting (“U.S. standards”) and the standards generally accepted in Japan (“Japanese standards”) are as follows:

— Under the U.S. standards, the financial reporting which is subject to the internal control requirements only includes the consolidated financial statements. Under the Japanese standards, the financial reporting which is subject to the internal control requirements includes financial statements, including consolidated financial statements, and other disclosures that have material effects on the reliability of the financial statements.

— Under the U.S. standards, the scope of internal control over financial reporting includes the parent company and its consolidated entities. Under the Japanese standards, the scope of internal control over financial reporting includes the parent company, its consolidated entities, and the affiliated companies that are accounted for by using the equity method.

5 [Special Comments]

There is no special comment to be stated.

Confirmation Letter

1 [Appropriateness of Annual Securities Report]

Koji Nagai, Group Chief Executive Officer, and Shigesuke Kashiwagi, Chief Financial Officer, have confirmed that the Annual Securities Report of Nomura Holdings, Inc. for the year ended March 31, 2014 is fairly presented pursuant to the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.